 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1994

                                                  REGISTRATION NO. 33-55989
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           NATIONAL STEEL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

               DELAWARE                              25-0687210
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)           IDENTIFICATION NUMBER)

                           4100 EDISON LAKES PARKWAY
                         MISHAWAKA, INDIANA 46545-3440
                                 (219) 273-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                ROBERT M. GREER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           NATIONAL STEEL CORPORATION
                           4100 EDISON LAKES PARKWAY
                         MISHAWAKA, INDIANA 46545-3440
                                 (219) 273-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:
        CHARLES W. MULANEY, JR.                      RICHARD J. SANDLER
         SKADDEN, ARPS, SLATE,                     DAVIS POLK & WARDWELL
            MEAGHER & FLOM                          450 LEXINGTON AVENUE
         333 WEST WACKER DRIVE                    NEW YORK, NEW YORK 10017
        CHICAGO, ILLINOIS 60606                        (212) 450-4000
            (312) 407-0700

                               ----------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses: one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front cover page. The alternate page for the International Prospectus included herein is labeled "Alternate Cover Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS
               SUBJECT TO COMPLETION DATED NOVEMBER 18, 1994
6,000,000 Shares

LOGO

CLASS B COMMON STOCK
(PAR VALUE $.01 PER SHARE)

All of the shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of National Steel Corporation, a Delaware corporation (the "Company"), offered hereby are being sold by the Company. Of the 6,000,000 shares of Class B Common Stock offered hereby, 4,800,000 shares initially are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Underwriters") and 1,200,000 shares initially are being offered outside the United States and Canada by the International Managers (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters").

NKK Corporation owns 22,100,000 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which, after completion of the Offering, will represent approximately 68.6% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock (collec-tively, the "Common Stock") (assuming the Underwriters' over-allotment options are not exercised).

The Class B Common Stock is substantially identical to the Class A Common Stock except with respect to voting power and, except as otherwise required by law, will vote together with the Class A Common Stock as one class on all matters submitted to a vote of stockholders, including the election of directors. The Class A Common Stock is entitled to two votes per share and the Class B Common Stock is entitled to one vote per share.

The Class B Common Stock is listed on the New York Stock Exchange under the trading symbol "NS." On November 16, 1994, the closing price for the Class B Common Stock, as reported on the New York Stock Exchange Composite Tape, was $16.

SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE IN-VESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

           PRICE TO       UNDERWRITING      PROCEEDS TO
           PUBLIC         DISCOUNT (1)      COMPANY (2)
- -------------------------------------------------------
Per Share  $              $                 $
- -------------------------------------------------------
Total (3)  $              $                 $
- -------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain lia-bilities, including liabilities under the Securities Act of 1933, as amend-ed. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $         .
(3) The Company has granted the U.S. Underwriters and the International Manag-ers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 720,000 and 180,000 shares of Class B Com-mon Stock, respectively, on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $           , $          and $           , respectively.
    See "Underwriting."

The Class B Common Stock offered by this Prospectus is being offered by the
U.S. Underwriters, subject to prior sale, when, as and if delivered to and ac-cepted by the U.S. Underwriters, and subject to approval of certain legal mat-ters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the certificates representing the shares of Class B Common
Stock will be made against payment therefor on or about         , 1994 at the
offices ofJ.P. Morgan Securities Inc., 60 Wall Street, New York, New York
10260.
J.P. MORGAN SECURITIES INC.
                            PAINEWEBBER INCORPORATED
                                                            SALOMON BROTHERS INC

        , 1994

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
              [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS                   SUBJECT TO COMPLETION
6,000,000 Shares
                          DATED NOVEMBER 18, 1994

LOGO
CLASS B COMMON STOCK
(PAR VALUE $.01 PER SHARE)

All of the shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of National Steel Corporation, a Delaware corporation (the "Company"), offered hereby are being sold by the Company. Of the 6,000,000 shares of Class B Common Stock offered hereby, 1,200,000 shares initially are being offered outside the United States and Canada by the International Manag-ers (the "International Managers") and 4,800,000 shares initially are being of-fered in the United States and Canada by the U.S. Underwriters (the "U.S. Un-derwriters" and, together with the International Managers, the "Underwriters").

NKK Corporation owns 22,100,000 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which, after completion of the Offering, will represent approximately 68.6% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock (collec-tively, the "Common Stock") (assuming the Underwriters' over-allotment options are not exercised).

The Class B Common Stock is substantially identical to the Class A Common Stock except with respect to voting power and, except as otherwise required by law, will vote together with the Class A Common Stock as one class on all matters submitted to a vote of stockholders, including the election of directors. The Class A Common Stock is entitled to two votes per share and the Class B Common Stock is entitled to one vote per share.

The Class B Common Stock is listed on the New York Stock Exchange under the trading symbol "NS." On November 16, 1994, the closing price for the Class B Common Stock, as reported on the New York Stock Exchange Composite Tape, was $16.

SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE IN-VESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

           PRICE TO       UNDERWRITING   PROCEEDS TO
           PUBLIC         DISCOUNT (1)   COMPANY (2)
- ----------------------------------------------------
Per Share  $              $              $
- ----------------------------------------------------
Total (3)  $              $              $
- ----------------------------------------------------

(1) The Company has agreed to indemnify the International Managers and U.S. Un-derwriters against certain liabilities, including liabilities under the Secu-rities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $         .
(3) The Company has granted the International Managers and the U.S. Underwrit-ers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 180,000 and 720,000 shares of Class B Common Stock, respectively, on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
 be $           , $          and $           , respectively. See "Underwrit-
 ing."

The Class B Common Stock offered by this Prospectus is being offered by the In-ternational Managers, subject to prior sale, when, as and if delivered to and accepted by the International Managers, and subject to approval of certain le-gal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is ex-pected that delivery of the certificates representing the shares of Class B
Common Stock will be made against payment therefor on or about         , 1994
at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York 10260.
J.P. MORGAN SECURITIES LTD.
         PAINEWEBBER INTERNATIONAL
                                          SALOMON BROTHERS INTERNATIONAL LIMITED

        , 1994

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S CLASS B COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS B COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS B COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS B COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission"), are hereby incorporated by reference in this Prospectus: (i) Quarterly Report on Form 10-Q for the quarter ended September 30, 1994; (ii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1994; (iii) Current Report on Form 8-K, filed with the Commission on June 27, 1994; (iv) Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; (v) Current Report on Form 8-K, filed with the Commission on January 10, 1994; (vi) Annual Report on Form 10-K for the year ended December 31, 1993; and (vii) the description of the Class B Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on February 22, 1993. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to: Joseph A. Rainis, Director, Investor Relations, National Steel Corporation, 4100 Edison Lakes Parkway, Mishawaka, Indiana 46545-3440, telephone (219) 273-7158.

                             TABLE OF CONTENTS

                                         PAGE
                                         ----
Incorporation of Certain Documents by
 Reference.............................    2
Prospectus Summary.....................    3
The Company............................    8
Risk Factors...........................   10
Use of Proceeds........................   16
Price Range of Class B Common Stock and
 Dividend
 Policy................................   16
Dilution...............................   17
Capitalization.........................   17
Selected Financial Information.........   18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations............................   19

                                         PAGE
                                         ----
Business................................  29
Management..............................  49
Certain Relationships and Related
 Transactions...........................  52
Description of Capital Stock............  55
Certain United States Tax Consequences
 to Non-United States Holders...........  59
Underwriting............................  61
Legal Matters...........................  63
Experts.................................  63
Additional Information..................  64
Index to Financial Statements........... F-1

                            PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context requires otherwise, the "Company" refers to National Steel Corporation, a Delaware corporation, and its consolidated subsidiaries. Except where specifically stated otherwise, all information contained in this Prospectus relating to the Company's capital stock assumes no exercise of the Underwriters' over-allotment option.

                                THE COMPANY

The Company is the fourth largest integrated steel producer in the United States as measured by production and is engaged in the manufacture and sale of a wide variety of flat rolled carbon steel products, including hot rolled, cold rolled, galvanized, tin and chrome plated steels. The Company targets high value added applications of flat rolled carbon steel for sale to the automotive, metal buildings and container markets. Since 1984, the Company has invested $2 billion in capital improvements to enhance the Company's competitive position and penetrate growing segments of these markets. The Company operates two integrated steel plants, a finishing mill and an iron ore pelletizing plant and participates in two joint ventures that produce coated products.

On June 1, 1994, the Board of Directors replaced certain members of the Company's senior management for the purpose of improving operating performance and achieving sustained profitability. V. John Goodwin, who has twenty seven years of experience in the steel industry, was appointed President and Chief Operating Officer and Robert M. Greer, who has thirty three years of steel industry and related business experience, was appointed Senior Vice President and Chief Financial Officer. Four other managers experienced in the areas of quality control, primary steel production and finishing and human resources joined the remaining members of management. Mr. Goodwin and the other new members of the Company's management are credited with substantially improving operating performance and labor relations and reducing production costs in their previous employment.

The Company's mission is to achieve sustained profitability, thereby enhancing stockholder value, by reducing the costs of production and improving productivity and product quality. Management has developed a number of strategic initiatives designed to achieve the Company's goals. These initiatives focus on:

  . Reducing the cost of hot rolled bands, the largest component of the Company's finished product cost;

  . Reducing the cost of poor quality, which currently results in the sale of non-prime products at lower prices and requires substantial reprocessing costs;

  . Installing a predictive maintenance program which is designed to maximize production and the useful life of equipment while minimizing unscheduled equipment outages;

  . Increasing steel production capabilities by identifying and eliminating manufacturing bottlenecks;

  . Enhancing the Company's cooperative partnership with the United
    Steelworkers of America (the "USWA") by increasing employee participation at all levels of the production process; and

  . Improving information and cost control systems to enable management to exercise greater control over production costs.

In addition, the Company plans to more fully utilize its alliance with its principal stockholder, NKK Corporation (collectively, with its subsidiaries, hereinafter referred to as "NKK"), and its partnership with customers and to better utilize equipment and facilities, many of which have been enhanced by the Company's $2 billion capital investment program.

As a first step in implementing its strategy, management negotiated with the USWA the reopening of the Company's iron ore mine and pelletizing plant, National Steel Pellet Company ("NSPC"), which had been temporarily idled due to a strike that began in August 1993. Management also successfully negotiated new agreements with public utilities, transportation companies, property owners and others, the effect of which will be a $4 per gross ton savings in the cost of delivered pellets from the Company's pre-strike costs. Based upon NSPC's estimated production of 5 million tons of pellets per year, this will result in a savings of $20 million annually compared to the Company's pre-strike costs. Additionally, by taking this action, management reaffirmed the importance of the Company's cooperative partnership with labor.

The Company operates in an industry whose fundamentals are currently favorable. Demand for steel from the Company's principal markets--automotive, metal buildings and container--is strong, and management believes that demand will remain strong through 1995. Strengthening demand resulted in an industry capacity utilization rate for the first six months of 1994 of approximately 89.1%, the highest level since 1988. As a result of more favorable market conditions, the industry and the Company have been able to realize a series of price increases that began in certain of the Company's markets in January 1993.

                               THE OFFERING

Common Stock Offered:
  U.S. Offering............ 4,800,000 shares of Class B Common Stock
  International Offering... 1,200,000 shares of Class B Common Stock
    Total Offering......... 6,000,000 shares of Class B Common Stock
Common Stock Outstanding
 after the Offering........ 22,100,000 shares of Class A Common Stock
                            20,276,156 shares of Class B Common Stock
    Total Shares Outstand-
     ing................... 42,376,156 shares of Common Stock
Use of Proceeds............ The Company will use substantially all of the net proceeds of the Offering for debt reduction. See
                            "Use of Proceeds."
Voting Rights; Conversion.. Each share of Class B Common Stock is entitled to one vote and each share of Class A Common Stock is
                            entitled to two votes. Except as otherwise
                            required by law, the Class A Common Stock and
                            Class B Common Stock will vote together on all
                            matters submitted to a vote of stockholders,
                            including the election of directors. Following the
                            Offering, the outstanding shares of Class B Common
                            Stock will represent approximately 31.4% of the
                            combined voting power of the outstanding Common
                            Stock (32.4% if the Underwriters' over-allotment
                            options are exercised in full). Each share of
                            Class A Common Stock is convertible into Class B
                            Common Stock on a one-to-one basis at any time at
                            the option of the holder thereof and in certain
                            other circumstances. See "Description of Capital
                            Stock."
Cash Dividends on Common    The Company is currently prohibited from paying
 Stock..................... cash dividends on its Common Stock by covenants contained in certain of the Company's financing
                            arrangements. Class A Common Stock and Class B
                            Common Stock will be entitled to share ratably, as
                            a single class, in any dividends declared by the
                            Company on the Common Stock. See "Certain
                            Considerations--Certain Factors Relating to the
                            Class B Common Stock," "Price Range of Class B
                            Common Stock and Dividend Policy" and "Description
                            of Capital Stock."
New York Stock Exchange
 Trading Symbol............ "NS"

                               RISK FACTORS

Prospective purchasers should consider carefully the factors discussed under the heading "Risk Factors" relating to an investment in the Company, including the following:

  . The Company has reported net operating losses for the past three years.

  . The Company is subject to stringent federal, state and local laws and regulations relating to the protection of human health and the environ-ment which may result in substantial expenditures by the Company for com-pliance with these laws and regulations.

  . Following the Offering, NKK will continue to exercise control over the business of the Company by virtue of its ability to elect all the members of the Board of Directors and its majority voting power. Additionally, the Company's Certificate of Incorporation contains provisions recogniz-ing that conflicts of interest may arise between the Company and NKK, and NKK has no duty to communicate to the Company potential transactions or matters that may be corporate opportunities for both the Company and NKK. NKK will not be liable for breach of any fiduciary duty as a stockholder for failure to present a corporate opportunity to the Company. The Cer-tificate of Incorporation also provides that any person acquiring shares of Common Stock will be deemed to have consented to such provisions re-lating to conflicts of interest.

  . Domestic steel producers, including the Company, face significant compe-tition from foreign steel producers, many of which are owned, controlled or subsidized by their governments.

  . The domestic steel industry is highly competitive and continues to be ad-versely affected by excess world capacity. Additionally, the Company com-petes with a number of domestic steel producers that have gone through bankruptcy reorganization. These proceedings have resulted in reduced op-erating costs and have enabled such producers to price their products be-low levels that could otherwise be maintained by them and at which it would be profitable for the Company to sell its products.

  . The steel industry is highly cyclical in nature. While a recovery in steel markets is currently underway and is expected by management to con-tinue into 1995, there can be no assurance as to the extent of any future improvement in domestic industry earnings.

  . The Company recently announced a plan that will result in the reduction of the Company's salaried non-represented workforce. The plan is expected to be finalized and implemented late in the fourth quarter of 1994. Based upon currently available information, the Company estimates that a workforce reduction of approximately 400 employees is likely. Such a re-duction will result in an unusual charge ranging from approximately $30 to $40 million, which will be recorded in the fourth quarter of 1994.

  . Certain risk factors with respect to the Class B Common Stock include the potential adverse effect on the market price of Class B Common Stock as a result of the sale of substantial amounts of Class B Common Stock in the public market following the Offering and restrictions on the payment of Common Stock dividends contained in certain of the Company's financing arrangements.

                       SUMMARY FINANCIAL INFORMATION

The following consolidated summary of financial information presents certain financial data for the three years ended December 31, 1993 and for the nine months ended September 30, 1994 and 1993 and should be read in conjunction with the Consolidated Financial Statements and the related notes. The Statement of Operations Data for each of the years in the three year period ended December 31, 1993 and the Balance Sheet Data as of December 31, 1993 and 1992 have been derived from the Consolidated Financial Statements included herein, which have been audited by Ernst & Young LLP, the Company's independent auditors. The Balance Sheet Data as of December 31, 1991 have been derived from separate audited consolidated financial statements of the Company. The Statement of Operations Data for the nine month periods ended September 30, 1994 and 1993 and the Balance Sheet Data as of September 30, 1994 are unaudited and include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1994 are not necessarily indicative of the results for the entire year ending December 31, 1994.

                             NINE MONTHS ENDED
                               SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                            --------------------- ----------------------------
                             1994       1993        1993      1992      1991
                            ------  ------------- --------  --------  --------
                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER
                                               TON DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales.................  $1,957     $1,833     $  2,419  $  2,373  $  2,330
Cost of products sold.....   1,739      1,700        2,254     2,107     2,103
Depreciation, depletion
 and amortization.........     104        102          137       115       117
                            ------     ------     --------  --------  --------
Gross profit..............     114         31           27       152       110
Selling, general and ad-
 ministrative.............     101        103          137       133       139
Unusual charges (credits).    (170)         3          111        37       111
Income (loss) from opera-
 tions....................     182        (74)        (218)      (12)     (131)
Net income (loss) applica-
 ble to Common Stock......     133       (131)        (272)      (66)     (207)
Per share data applicable
 to Common Stock:
 Income (loss) before ex-
  traordinary items and
  cumulative effect of
  accounting changes......    3.66      (3.46)       (7.55)    (3.61)    (8.11)
 Net income (loss)........    3.66      (3.96)       (8.04)    (2.58)    (8.11)
                                        AS OF         AS OF DECEMBER 31,
                                    SEPTEMBER 30, ----------------------------
                                        1994        1993      1992      1991
                                    ------------- --------  --------  --------
BALANCE SHEET DATA:
Working capital...........             $  162     $     27  $     74  $    120
Net property, plant and
 equipment................              1,406        1,399     1,395     1,249
Total assets..............              2,425        2,304     2,189     1,986
Long term obligations and
 related party indebted-
 ness
 (including current por-
 tion)....................                725          702       695       518
Redeemable Preferred
 Stock--Series B..........                 67           68       138       141
Stockholders' equity......                323          190       327       393
                             NINE MONTHS ENDED
                               SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                            --------------------- ----------------------------
                             1994       1993        1993      1992      1991
                            ------  ------------- --------  --------  --------
OTHER DATA:
Shipments (net tons, in
 thousands)...............   3,824      3,846        5,005     4,974     4,906
Effective capacity utili-
 zation...................    91.5%     100.0%       100.0%    100.5%     92.5%
Continuously cast percent-
 age......................   100.0%     100.0%       100.0%    100.0%     99.8%
Liquid steel to finished
 prime product yield......    80.3%      79.3%        79.6%     80.0%     79.6%
Manhours per net ton
 shipped..................    3.79       3.85         3.96      4.03      4.27
Number of employees (end
 of period)...............   9,686     10,109       10,069    10,299    11,176
Capital investments.......  $  113     $  112     $    161  $    284  $    178
Operating profit (loss)
 per net ton shipped ex-
 cluding unusual items....  $    3     $  (18)    $    (21) $      5  $     (4)
EBITDA(1).................  $  115     $   66     $    180  $    157  $    112

- --------

(1) EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation, depletion and amortization and other non-cash charges reducing net income. The Company has included EBITDA, which is not a measure of financial performance under generally accepted accounting principles, because such data is used by certain investors.

                                THE COMPANY

The Company is the fourth largest integrated steel producer in the United States as measured by production and is engaged in the manufacture and sale of a wide variety of flat rolled carbon steel products, including hot rolled, cold rolled, galvanized, tin and chrome plated steels. The Company targets high value added applications of flat rolled carbon steel for sale to the automotive, metal buildings and container markets. Since 1984, the Company has invested $2 billion in capital improvements to enhance the Company's competitive position and penetrate growing segments of these markets.

On June 1, 1994, the Board of Directors replaced certain members of the Company's senior management for the purpose of improving operating performance and achieving sustained profitability. V. John Goodwin, who has twenty seven years of experience in the steel industry, was appointed President and Chief Operating Officer and Robert M. Greer, who has thirty three years of steel industry and related business experience, was appointed Senior Vice President and Chief Financial Officer. Four other managers experienced in the areas of quality control, primary steel production and finishing and human resources joined the remaining members of management. Mr. Goodwin and the other new members of the Company's management are credited with substantially improving operating performance and labor relations and reducing production costs in their previous employment.

The Company's mission is to achieve sustained profitability, thereby enhancing stockholder value, by reducing the costs of production and improving productivity and product quality. Management has developed a number of strategic initiatives designed to achieve the Company's goals. These initiatives focus on:

  . Reducing the cost of hot rolled bands, the largest component of the Company's finished product cost;

  . Reducing the cost of poor quality, which currently results in the sale of non-prime products at lower prices and requires substantial reprocessing costs;

  . Installing a predictive maintenance program which is designed to maximize production and the useful life of equipment while minimizing unscheduled equipment outages;

  . Increasing steel production capabilities by identifying and eliminating manufacturing bottlenecks;

  . Enhancing the Company's cooperative partnership with the USWA by increasing employee participation at all levels of the production process; and

  . Improving information and cost control systems to enable management to exercise greater control over production costs.

In addition, the Company plans to more fully utilize its alliance with its principal stockholder, NKK, and its partnership with customers and to better utilize equipment and facilities, many of which have been enhanced by the Company's $2 billion capital investment program.

As a first step in implementing its strategy, management negotiated with the USWA the reopening of the Company's iron ore mine and pelletizing plant, NSPC, which had been temporarily idled due to a strike that began in August 1993. Management also successfully negotiated new agreements with public utilities, transportation companies, property owners and others, the effect of which will be a $4 per gross ton savings in the cost of delivered pellets from the Company's pre-strike costs. Based upon NSPC's estimated production of 5 million tons of pellets per year, this will result in a savings of $20 million annually compared to the Company's pre-strike costs. Additionally, by taking this action, management reaffirmed the importance of the Company's cooperative partnership with labor.

The Company operates three principal facilities: two integrated steel plants, one near Detroit, the other near St. Louis, and a finishing facility near Chicago. Annual effective steelmaking capacity is approximately

6 million net tons, all of which is continuously cast. The Company also operates NSPC, an iron ore mine and pelletizing facility in Keewatin, Minnesota, with a current annual capacity of 5 million tons. The Company closely coordinates the operations of these facilities in order to maintain high operating rates throughout its processing facilities and to minimize redundant capital investments.

In order to improve the Company's penetration of growing segments of the automotive and metal buildings markets, the Company has entered into two joint ventures to construct and operate processing lines for coated steel. Both of these joint ventures are operational. The Company's share of the combined output of these facilities will represent approximately 320,000 tons of galvanized and Galvalume(R) steel coating capacity when both facilities are fully operational in 1995, an increase from the current level of 230,000 tons. The Company also sells hot and cold rolled steel to a wide variety of other users including the pipe and tube industry and independent steel service centers.

Major projects of the Company's recently completed ten year, $2 billion capital investment program included an electrolytic galvanizing line, a continuous caster, a ladle metallurgy station, a vacuum degasser, a complete coke oven battery rebuild and a high speed pickle line, each of which services the Company's plant near Detroit, and a continuous caster and a ladle metallurgy station, each of which services its plant near St. Louis. Major improvements at its finishing facility near Chicago include the installation of process control equipment to upgrade its finishing capabilities.

The Company has a strong alliance with its principal stockholder, NKK, the second largest steel company in Japan and the fifth largest in the world as measured by production. NKK is also engaged in the shipbuilding and engineering industries, among others. Since 1984, the Company has had access to a wide range of NKK's steelmaking, processing and applications technology. In addition, NKK has provided financial assistance to the Company in the form of investments, loans and introductions to Japanese financial institutions and trading companies.

The Company was formed through the merger of Great Lakes Steel, Weirton Steel and Hanna Iron Ore Company and was incorporated in Delaware on November 7, 1929. The Company built a finishing facility, now the Midwest Division, in 1961 and in 1971 purchased Granite City Steel Corporation, now the Granite City Division. On September 13, 1983, the Company became a wholly owned subsidiary of National Intergroup, Inc., which in October 1994 changed its name to Foxmeyer Health Corporation (collectively, with its subsidiaries, hereinafter referred to as "NII"), through a restructuring. On January 11, 1984, the Company sold the principal assets of its Weirton Steel Division and retained certain liabilities related thereto. On August 31, 1984, NKK purchased a 50% equity interest in the Company from NII. On June 26, 1990, NKK purchased an additional 20% equity interest in the Company from NII. In April 1993, the Company completed an initial public offering of its Class B Common Stock. In October 1993, NII converted all of its shares of Class A Common Stock to an equal number of shares of Class B Common Stock, resulting in NKK having a 75.6% voting interest in the Company. NII sold substantially all of its shares of Class B Common Stock in the market in January 1994. See "Certain Relationships and Related Transactions" for a more detailed description of these transactions, including a description of certain ongoing indemnity obligations of NII arising out of the disposition of the Weirton Steel Division. The Company's ability to fully realize the benefits of NII's indemnification obligations is necessarily dependent upon NII's financial condition at the time of any claim with respect to such obligations.

The Company's principal executive offices are located at 4100 Edison Lakes Parkway, Mishawaka, Indiana 46545-3440; telephone (219) 273-7000.

                               RISK FACTORS

Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following considerations and risk factors before purchasing the Class B Common Stock offered hereby:

CERTAIN FACTORS RELATING TO THE COMPANY

Recent Losses

The Company reported a net loss of $258.9 million and a net loss applicable to Common Stock of $272.2 million for the year ended December 31, 1993. This net loss included a net charge of $94.4 million related to the temporary idling of the Company's pellet operations. For the year ended December 31, 1992, the Company reported a net loss of $48.4 million and a net loss applicable to Common Stock of $65.9 million.

The Company achieved income from operations of $12.3 million for the nine months ended September 30, 1994, exclusive of unusual credits aggregating $170.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The ability of the Company to sustain profitability is dependent upon several managerial and operational changes designed to reduce costs, improve productivity and product quality and achieve an improved product mix, as well as various factors outside the Company's control, including the level of steel prices, domestic steel demand and the level of the U.S. dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a discussion of competitive and other factors affecting the steel industry in general, see "Certain Factors Relating to the Steel Industry" below.

Business Subject to Stringent Environmental Regulation

Domestic steel producers, including the Company, are subject to stringent federal, state and local laws and regulations relating to the protection of human health and the environment. Domestic producers have expended, and can be expected to expend in the future, substantial amounts for compliance with these environmental laws and regulations. The Company currently estimates that capital expenditures in connection with matters relating to environmental control will be approximately $7.9 million and $13.6 million for 1994 and 1995, respectively. In addition, the Company expects to record expenses for environmental compliance, including depreciation, in the amount of approximately $70 million and $73 million for 1994 and 1995, respectively. Since environmental laws are becoming increasingly stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of future unanticipated factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated. The Company is currently involved in a number of environmental proceedings, and the outcomes of such proceedings, to the extent that they exceed any applicable reserves, could have a material adverse effect on the Company's results of operations for the applicable period. The costs for environmental compliance may also place domestic steel producers, including the Company, at a competitive disadvantage with respect to foreign steel producers, as well as manufacturers of steel substitutes, that are subject to less stringent environmental requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental," "Business-- Environmental Matters" and "Certain Relationships and Related Transactions."

Since 1989, the United States Environmental Protection Agency (the "EPA") and the eight Great Lakes states have been developing guidance for discharge standards in the Great Lakes Basin that are even more stringent than the best available technology standards currently being enforced (the "Great Lakes Initiative"). As required under section 118 of the Clean Water Act, as amended, which is intended to codify the efforts of the EPA and such states under the Great Lakes Initiative, on April 16, 1993, the EPA published the proposed "Water Quality Guidance for the Great Lakes System" (the "Guidance Document"). Once finalized, the Guidance Document will establish minimum water quality standards and other pollution control policies and procedures for waters within the Great Lakes System. The EPA is required to publish the final Guidance Document by March 1995. Preliminary studies conducted by the American Iron and Steel Institute (the "AISI") prior to publication of the proposed Guidance Document estimated that the potential capital cost for a fully integrated steel mill to comply with draft standards under the Great Lakes Initiative could range from approximately $50 million to $175 million and the potential annual operating and maintenance cost would be approximately 15% of the estimated capital cost. Until the Guidance Document is finalized and corresponding state laws and regulations are promulgated, the Company is unable to determine whether such estimates are accurate and whether the Company's actual costs for compliance will be comparable. Although the Company believes only the Great Lakes Division would be required to incur significant costs for compliance, there can be no assurances that compliance with the Great Lakes Initiative will not have a material adverse effect on the Company's financial condition or results of operations. See "Business-- Environmental Matters."

Charges and Liabilities Related to Pensions and Other Postretirement Benefits

The Company has substantial financial obligations related to its employee postretirement benefit plans for pensions and postretirement benefits other than pensions ("OPEB"). As of December 31, 1993, the Company's consolidated balance sheet reflects liabilities of $299.7 million and $157.4 million for pensions and OPEB, respectively. The calculation of these obligations for active employees assumes continued employment with projections for retirements, deaths, resignations and discharges. If the actual retirement of active employees is significantly earlier than projected (for plant closings or other reasons), the obligations would increase substantially. The recording of these charges could result in a material adverse effect on the Company's financial condition and results of operations because of the increase in recorded liabilities, decrease in stockholders' equity and increases in required contributions to the pension fund.

As a result of a decline in long term interest rates in the United States, at December 31, 1993, the Company reduced the discount rate used to calculate the actuarial present value of its accumulated benefit obligation for OPEB by 100 basis points to 7.75% and for pensions by 125 basis points to 7.50%, from the rate used at December 31, 1992. This decline in the discount rate used to calculate its pension obligation increased the minimum pension liability recorded on the Company's balance sheet to $134.7 million and increased the related intangible asset to $128.8 million, with the remaining $5.9 million charged to stockholders' equity. If interest rates at December 31, 1994 are significantly different from December 31, 1993, the Company will be required to change the discount rate used to calculate the actuarial present value of its pension obligation. An increase in such discount rate could reduce the recorded pension liability and eliminate the current charge to stockholders' equity, depending on the then market value of its pension trust fund assets. While the same reduction in the discount rate as of December 31, 1993 and potential future reductions also apply to the actuarial present value of the Company's OPEB obligation, such reductions do not result in any increase in the recorded liability or potential charge to equity because of different required accounting principles.

Potential Charges

The Company recently announced a plan that will result in the reduction of the Company's salaried non-represented workforce. This plan is expected to be finalized and implemented late in the fourth quarter of 1994. Based upon currently available information, the Company estimates that a workforce reduction of approximately 400 employees is likely. Such a reduction will result in an unusual charge ranging from approximately $30 to $40 million, which will be recorded in the fourth quarter of 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Management is continually evaluating alternatives to improve the competitive position of the Company and, although it has no current plans to do so, the Company may implement other restructurings of businesses and operations in the future. Any such restructuring could result in substantial charges. The recording of these charges could have a material adverse effect on the Company's financial condition and results of operations because of the increase in recorded liabilities and decrease in stockholders' equity.

Limitation on Utilization of Net Operating Loss Carryforwards

If an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), were to occur with respect to the Company as a result of the Offering, the

Company's ability to utilize its net operating loss carryforwards ("NOLs") to offset its taxable income would be severely limited. The Company believes that the Offering will not cause the Company to undergo an ownership change but that, immediately following the Offering, the Company will be within approximately one percentage point of an ownership change. Because certain events beyond the Company's control, as well as future primary stock offerings and other events, could cause the Company to undergo an ownership change, there can be no assurance that such an ownership change will not occur in the future. Events beyond the Company's control that could cause the Company to undergo an ownership change include acquisitions and dispositions of Company stock by stockholders who own or owned 5% or more of the Company's stock and certain transactions by 5% or more stockholders (or their stockholders) with respect to their own stock (including issuances of securities, redemptions, and recapitalizations). Additionally, due to certain ambiguities in the regulations under Section 382, there can be no assurance that the Internal Revenue Service would not challenge the Company's position that no ownership change will occur as a result of the Offering or that such a challenge, if asserted, would not be sustained by a court of law.

Significance of the Automotive Industry

Demand for the Company's products is affected by, among other things, the relative strength or weakness of the domestic automotive industry. Shipments to General Motors Corporation ("General Motors"), the Company's largest customer, accounted for approximately 11%, 12% and 12% of net sales in each of 1993, 1992 and 1991, respectively. There can be no assurance that future sales to General Motors will equal historical levels. Sales of the Company's products to the automotive market accounted for approximately 29%, 27% and 26% of the Company's total net sales in 1993, 1992 and 1991, respectively.

Control by and Alliance with NKK

Following the Offering, approximately 68.6% of the combined voting power of the Company's outstanding capital stock will be held by NKK. As a result, NKK will continue to exercise control over the business of the Company by virtue of its ability to elect all the members of the Board of Directors (and, consequently, the ability to cause, among other things, the Company to redeem shares of Series A Preferred Stock (as defined herein) owned by NKK or issue additional capital stock of the Company or repay certain indebtedness owed by the Company to an affiliate of NKK) and its majority voting power with respect to actions requiring stockholder approval. If NKK were to cease to own a majority of the combined voting power of the outstanding capital stock of the Company, an event of default would occur under certain of the Company's financing arrangements. See "Certain Relationships and Related Transactions."

In connection with the Company's relationship with NKK, NKK has provided financial assistance to the Company in the form of investments, loans and introductions to Japanese financial institutions and trading companies. No assurances can be given with respect to the extent of NKK's future financial support beyond existing contractual commitments. See "Business--Strategy."

Conflicts of Interest

The nature of the respective businesses of the Company and NKK is such as to give rise to conflicts of interest between the two companies. The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") contains provisions recognizing that NKK may engage in business activities similar to those of the Company and shall have no duty to communicate to the Company, may pursue and acquire for itself, or may direct to another person potential transactions or matters which may be corporate opportunities for both NKK and the Company. The Certificate of Incorporation provides that NKK will not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that NKK pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not present the corporate opportunity to the Company. Consequently, certain corporate opportunities which may have been made available to the Company, instead may be available only to NKK. The Certificate of Incorporation also provides that any person purchasing or otherwise acquiring any interest in shares of Common Stock will be deemed to have notice of and to have consented to the provisions of the Certificate of Incorporation relating to conflicts of interest, which may limit the ability of stockholders to successfully challenge these provisions in a court of law or otherwise. See "Description of Capital Stock--Certain Provisions of the Certificate of Incorporation Relating to Corporate Opportunities."

Significant Amount of Financial Leverage

Upon consummation of the Offering, the Company will continue to have outstanding substantial indebtedness which could affect its ability to service its indebtedness, which in turn could limit its ability to make certain capital investments or take advantage of certain business opportunities or could force it to restructure or refinance its indebtedness or seek additional equity capital. See "Management's Discussion and Analysis of Results of Operations-- Liquidity and Sources of Capital."

Ability to Fully Realize the Benefits of NII's Indemnification Obligations

On August 31, 1984, NKK purchased 50% of the capital stock of the Company from NII. Pursuant to the terms of that transaction, NII agreed with the Company to provide funds to the Company for the payment of, and to indemnify the Company against, claims and litigation arising out of the operation of its former Weirton Steel Division ("Weirton") prior to May 1, 1983 (the "Weirton Liabilities"). NII also agreed to indemnify the Company for certain other environmental liabilities related to the former operations of the Hanna Furnace Corporation, a subsidiary of the Company, and the Donner Hanna Coke Joint Venture, a joint venture of the Hanna Furnace Corporation and LTV Steel Company, Inc. The Company's ability to fully realize the benefits of NII's indemnification obligations is necessarily dependent upon NII's financial condition at the time of any claim with respect to such obligations. The failure of NII to satisfy any of such indemnity obligations could have a material adverse effect on the Company's liquidity. In January 1994, the Company received $10 million from NII as an unrestricted prepayment for environmental obligations which may arise after such prepayment and for which NII has previously agreed to indemnify the Company. The Company is required to repay to NII portions of the $10 million to the extent the Company's expenditures for such environmental liabilities do not meet specified levels by certain dates over a twenty year period. The Company recorded a liability of $10 million after receipt of the prepayment from NII. See "Certain Relationships and Related Transactions."

Preferences of Preferred Stock and Certain Related Matters

Pursuant to the Certificate of Incorporation, the Board of Directors is authorized to establish and designate one or more series of Preferred Stock, without further authorization of the Company's stockholders, and to fix the number of shares, the dividend and the relative rights, preferences and limitations of any such series. The Company's Series A Preferred Stock and the Series B Preferred Stock are entitled to certain preferences upon liquidation and the payment of dividends. As a result of NKK's control over the business of the Company by virtue of its ability to elect all of the members of the Board of Directors, NKK may cause the Company to redeem the Series A Preferred Stock and cause the issuance of additional preferred stock which may have superior voting rights to the Common Stock.

CERTAIN FACTORS RELATING TO THE STEEL INDUSTRY

Cyclicality

The domestic steel industry is highly cyclical in nature. Domestic integrated steel producers suffered substantial losses in the first half of the 1980s as a result of a number of factors, including recessionary conditions, a high level of steel imports, the strength of the United States dollar against other currencies, worldwide production overcapacity, increased domestic and international competition, high labor cost and inefficient plants. During the second half of the 1980s, domestic steel producers benefited from improved industry conditions as steel demand increased substantially, the value of the dollar declined against other currencies, the level of steel imports receded, excess capacity was reduced through restructurings, and facilities were modernized. These favorable conditions reached their peak in 1988 when domestic industry earnings reached record levels. Steel demand and pricing began to decline in the latter half of 1989 and the domestic industry has reported substantial losses, including restructuring and other charges, during recent years. While a recovery in steel markets is currently under way and is expected by management to continue into 1995, there can be no assurance as to the extent of any future improvement in domestic industry earnings.

Overcapacity

Annual United States raw steel production capability has been reduced from 154 million tons in 1982 to 110 million tons in 1993. This reduction has resulted in higher utilization rates. Average utilization of domestic industry capability improved from 60% in the 1982-1986 period to 82% in 1987-1992 period and more than 89% in 1993. Despite these improvements, steel consumption in the United States has not grown with the overall economy in recent years and excess production capacity continues to exist in certain product lines in domestic markets and, to a greater extent, worldwide. Production capacity has been increased by most integrated producers, including the Company, in certain higher value-added product lines. With further increases in production capacity currently under way and anticipated, overcapacity could arise in certain of these product lines.

Competition

Imports. Domestic steel producers face significant competition from foreign producers and have been adversely affected by unfairly traded imports. Imports of finished steel products accounted for approximately 18% of the domestic market for the first nine months of 1994, approximately 14% of the domestic market in 1993 and approximately 15% of the domestic market in 1992 and 1991. Many foreign steel producers are owned, controlled or subsidized by their governments. Decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions.

In 1992, the Company and eleven other domestic steel producers filed unfair trade cases with the United States Department of Commerce (the "Commerce Department") and the United States International Trade Commission (the "ITC") against foreign steel producers covering imports of flat rolled carbon steel products. In June 1993, the Commerce Department imposed final antidumping and subsidy margins averaging 37% for all products under review. In July 1993, the ITC made final determinations that material injury had occurred in cases representing an estimated 51% of the dollar value and 42% of the volume of all flat rolled carbon steel imports under investigation. In the four product categories, injury was found in cases relating to 97% of the volume of plate steel, 92% of the volume of higher value-added corrosion resistant steel and 36% of the volume of cold rolled steel. No injury was found with respect to hot rolled steel products. For the first nine months of 1994, approximately 41% of the Company's shipments consisted of hot rolled steel, while approximately 31% consisted of corrosion resistant steel, 16% consisted of cold rolled steel and less than 1% consisted of plate steel. Imports of products not covered by affirmative ITC injury determinations have increased and may continue to increase, which may have an adverse effect on the Company's shipments of these products and the prices it realizes for such products. The Company and the other domestic producers who filed these cases have appealed the negative decisions of the ITC and are defending appeals brought by foreign producers involving decisions favorable to domestic producers. These appeals are proceeding before the Court of International Trade in New York and, in the case of Canada, before Binational Dispute Panels under the U.S.-Canada Free Trade Agreement. Decisions from the Court of International Trade are expected in the first half of 1995. Separate Binational Dispute Panels upheld the ITC's injury determination in November 1994 and the majority of the Commerce Department's dumping margin determination in October 1994. Certain aspects of the margin calculation were remanded to the Commerce Department, but the remand results are not expected to substantially affect the final margins for most respondents. Future increases in other steel imports are also possible, particularly if the value of the dollar should rise in relation to foreign currencies or if legislation implementing the recently concluded GATT Uruguay Round agreements is enacted in a form which substantially weakens United States trade laws.

Reorganized/Reconstituted Mills. The intensely competitive conditions within the domestic steel industry have been exacerbated by the continued operation, modernization and upgrading of marginal steel production facilities through bankruptcy reorganization procedures, thereby perpetuating overcapacity in certain industry product lines. Overcapacity is also caused by the continued operation of marginal steel production facilities that have been sold by integrated steel producers to new owners, who operate such facilities with a lower cost structure.

Mini-mills. Domestic integrated producers, such as the Company, have lost market share in recent years to domestic mini-mills. Mini-mills provide significant competition in certain product lines, including hot rolled and cold rolled sheets, which represented, in the aggregate, approximately 60% of the Company's shipments in 1993. Mini-mills are relatively efficient, low-cost producers of steel from scrap in electric furnaces, have lower employment and environmental costs and target regional markets. Thin slab casting technologies have allowed mini-mills to enter certain sheet markets which have traditionally been supplied by integrated producers such as the Company. One mini-mill has constructed two such plants and announced its intention to start a third. Certain companies have begun construction of, announced plans for, or have indicated that they are evaluating whether to construct additional mini-mill plants for sheet products in the United States or to increase capacity at existing plants, which would result in increased competition for the Company.

Steel Substitutes. In the case of many steel products, there is substantial competition from manufacturers of other products, including plastics, aluminum, ceramics, glass, wood and concrete. Conversely, the Company and certain other manufacturers of steel products have begun to compete in recent years in markets not traditionally served by steel producers.

CERTAIN FACTORS RELATING TO THE CLASS B COMMON STOCK

Potential Adverse Market Price Effect of Future Sales of Common Stock

Sales of substantial amounts of Class B Common Stock in the public market following the Offering could adversely affect the market price of the Class B Common Stock. In addition to the shares of Class B Common Stock offered hereby, 22,100,000 additional shares of Class B Common Stock (issuable upon conversion of outstanding shares of Class A Common Stock held by NKK) are eligible for immediate resale in the public market subject to certain volume and other restrictions set forth in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, NKK and each of the current directors and executive officers of the Company have agreed with the Underwriters, however, not to sell any shares of Common Stock until 90 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc. NKK has informed the Company that NKK has no present intention to dispose of any shares of Common Stock. NKK has also been granted certain registration rights by the Company with respect to its shares of Common Stock. See "Certain Relationships and Related Transactions" and "Underwriting."

Restrictions on the Payment of Common Stock Dividends

The Company has not paid dividends on its Common Stock since 1984, with the exception of an aggregate dividend payment of $6.7 million in 1989. The Company is currently prohibited from paying cash dividends on its Common Stock, including the Class B Common Stock, by covenants contained in certain of the Company's financing arrangements. See "Price Range of Class B Common Stock and Dividend Policy."

                              USE OF PROCEEDS

The net proceeds from the Offering (based on an assumed offering price of $16.00 per share and after deduction of estimated underwriting discounts and commissions and expenses associated with the Offering) are expected to be approximately $91 million ($105 million if the Underwriters' over-allotment options are exercised in full). The Company will use substantially all of the net proceeds of the Offering to repay all or a portion of one or more of the following borrowings (amounts outstanding are as of September 30, 1994): the Vacuum Degassing Facility Loan, of which $37.8 million is outstanding, the Continuous Caster Facility Loan, of which $126.6 million is outstanding, the 8.375% First Mortgage Bonds, of which $90.4 million is outstanding, and a $117.0 million tranche of the Coke Battery Loan, which was obtained from an affiliate of NKK (see "Certain Relationships and Related Transactions"). Borrowings under the Vacuum Degassing Facility Loan, the Continuous Caster Facility Loan, the First Mortgage Bond and the Coke Battery Loan tranche currently bear interest at the rate of 10.336%, 10.057%, 8.375% and 8.022%, respectively. The aforementioned borrowings mature in the years 2000, 2007, 2006 and 2008, respectively. Certain of the above financings involve either a breakage gain or loss upon prepayment. The Company is engaged in discussions with lenders to obtain the highest possible effective interest rate benefit from any such prepayment, and the specific amounts of debt to be reduced will be determined based upon the outcome of these discussions and market and other conditions at the time of the consummation of the Offering and thereafter. The above list indicates the possible debt reduction alternatives currently under consideration. Pending such utilization, the Company intends to invest the net proceeds of the Offering in short-term investment grade instruments.

          PRICE RANGE OF CLASS B COMMON STOCK AND DIVIDEND POLICY

The Class B Common Stock is listed on the New York Stock Exchange (the "NYSE") and traded under the symbol "NS." The following table sets forth for the periods indicated the high and low sales prices of the Class B Common Stock as reported on the NYSE Composite Tape. Prior to March 30, 1993, the Company did not have any publicly traded shares.

                                                                    SALE PRICE
                                                                  --------------
                                                                   HIGH    LOW
                                                                  ------- ------
      Year Ended December 31, 1993
        First Quarter............................................ $15 3/8   $14
        Second Quarter...........................................  20 3/8    14
        Third Quarter............................................  20 5/8 10 7/8
        Fourth Quarter...........................................  13 3/8 10 3/8
      Year Ended December 31, 1994
        First Quarter............................................     17  11 1/2
        Second Quarter...........................................  16 1/2 11 3/4
        Third Quarter............................................  22 7/8 15 3/8
        Fourth Quarter (through November 16, 1994)...............  20 1/4 15 7/8

See the cover page of this Prospectus for a recent closing price of Class B Common Stock on the NYSE.

As of September 30, 1994, there were approximately 88 registered holders of Class B Common Stock.

The Company has not paid dividends on its Common Stock since 1984, with the exception of an aggregate dividend payment of $6.7 million in 1989. The Company is currently prohibited from paying cash dividends on its Common Stock, including the Class B Common Stock, by covenants contained in certain of the Company's financing arrangements. In the event the payment of dividends is not prohibited in the future by such covenants, the decision whether to pay dividends on the Common Stock will be determined by the Board of Directors in light of the Company's earnings, cash flows, financial condition, business prospects and other relevant factors. Holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. In addition, dividends with respect to the Common Stock are subject to the prior payment of cumulative dividends on any outstanding series of Preferred Stock, including the Series A Preferred Stock and Series B Preferred Stock, and must be matched by an equal payment into the Voluntary Employee Benefit Association Trust (the "VEBA Trust"), until the asset value of the VEBA Trust exceeds $100 million, under the terms of the cooperative labor agreement between the Company and the USWA effective August 1, 1993 (the "1993 Settlement Agreement"). See "Description of Capital Stock-- Preferred Stock."

                                 DILUTION

The net tangible book value of the Company at September 30, 1994 was $5.35 per share of Common Stock. Pro forma net tangible book value per share after giving effect to the Offering represents the amount of total tangible assets of the Company less the amount of total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to the proposed sale by the Company of six million shares of Class B Common Stock in the Offering at an estimated offering price of $16.00 per share (calculated after deduction of estimated underwriting discounts and commissions and estimated expenses associated with the Offering and based on the closing price of Class B Common Stock on November 16, 1994, as reported on the NYSE Composite Tape). The pro forma net tangible book value of the Common Stock on September 30, 1994 after giving effect to the Offering would have been $6.74 per share. This represents an immediate increase in net tangible book value of $1.39 per share of Common Stock and an immediate dilution of $9.26 per share of Common Stock to the purchasers of the Class B Common Stock. "Dilution" per share is determined by subtracting net tangible book value per share from the estimated amount to be paid for a share of Class B Common Stock in the Offering.

The following table illustrates the calculation of the per share dilution described above:

Offering Price....................................................        $16.00
Net tangible book value per share prior to the Offering...........  $5.35
Increase in net tangible book value per share attributable to the
 Offering.........................................................   1.39
                                                                    -----
Pro forma net tangible book value per share after giving effect to
 the Offering.....................................................          6.74
                                                                          ------
Dilution to purchasers of Class B Common Stock in the Offering....        $ 9.26
                                                                          ======

                              CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company at September 30, 1994 and as adjusted to give effect to the sale of the Class B Common Stock offered hereby and the application of the estimated net proceeds thereof (assuming the Underwriters' over-allotment options are not exercised and based on an assumed offering price of $16.00 per share and after deduction of estimated underwriting discounts and commissions and expenses associated with the Offering).

                                                                    AS ADJUSTED
                                                                      FOR THE
                                                           ACTUAL    OFFERING
                                                          --------  -----------
                                                              (DOLLARS IN
                                                               MILLIONS)
   Long term obligations and related party indebtedness
    due within one year.................................  $   35.6   $   35.6
   Long term obligations and related party indebtedness.     689.7      598.5
   Redeemable Preferred Stock...........................      66.9       66.9
                                                          --------   --------
       Total Debt and Redeemable Preferred Stock........     792.2      701.0
                                                          --------   --------
   Stockholders' equity
     Preferred Stock--Series A..........................      36.7       36.7
     Common Stock--Class A..............................        .2         .2
     Common Stock--Class B..............................        .1         .2
     Additional paid-in capital.........................     360.5      451.6
     Retained earnings (deficit)........................     (74.2)     (74.2)
                                                          --------   --------
       Total Stockholders' Equity.......................     323.3      414.5
                                                          --------   --------
       Total Capitalization.............................  $1,115.5   $1,115.5
                                                          ========   ========

                      SELECTED FINANCIAL INFORMATION

The following consolidated summary of financial information presents certain financial data for the three years ended December 31, 1993 and for the nine months ended September 30, 1994 and 1993 and should be read in conjunction with the Consolidated Financial Statements and the related notes. The Statement of Operations Data for each of the years in the three year period ended December 31, 1993 and the Balance Sheet Data as of December 31, 1993 and 1992 have been derived from the Consolidated Financial Statements included herein, which have been audited by Ernst & Young LLP, the Company's independent auditors. The Balance Sheet Data as of December 31, 1991 have been derived from separate audited consolidated financial statements of the Company. The Statement of Operations Data for the nine month periods ended September 30, 1994 and 1993 and the Balance Sheet Data as of September 30, 1994 are unaudited and include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1994 are not necessarily indicative of the results for the entire year ending December 31, 1994.

                                          NINE MONTHS
                                             ENDED           YEARS ENDED
                                         SEPTEMBER 30,       DECEMBER 31,
                                         --------------  ----------------------
                                          1994    1993    1993    1992    1991
                                         ------  ------  ------  ------  ------
                                               (DOLLARS IN MILLIONS,
                                         EXCEPT PER SHARE AND PER TON DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $1,957  $1,833  $2,419  $2,373  $2,330
Cost of products sold..................   1,739   1,700   2,254   2,107   2,103
Depreciation, depletion and amortiza-
 tion..................................     104     102     137     115     117
                                         ------  ------  ------  ------  ------
Gross profit...........................     114      31      27     152     110
Selling, general and administrative....     101     103     137     133     139
Unusual charges (credits)..............    (170)      3     111      37     111
Income (loss) from operations..........     182     (74)   (218)    (12)   (131)
Financing costs (net)..................      44      47      62      62      59
Income (loss) before income taxes, ex-
 traordinary items and cumulative
 effect of accounting changes..........     138    (121)   (280)    (75)   (189)
Extraordinary charge...................      -       -       -      (50)     -
Cumulative effect of accounting
 changes...............................      -      (16)    (16)     76      -
Net income (loss) applicable to Common
 Stock.................................     133    (131)   (272)    (66)   (207)
Per share data applicable to Common
 Stock:
 Income (loss) before extraordinary
  items and cumulative effect of ac-
  counting changes.....................    3.66   (3.46)  (7.55)  (3.61)  (8.11)
 Net income (loss)(1)..................    3.66   (3.96)  (8.04)  (2.58)  (8.11)

                                                 AS OF
                                             SEPTEMBER 30,  AS OF DECEMBER 31,
                                             ------------- --------------------
                                                 1994       1993   1992   1991
                                             ------------- ------ ------ ------
BALANCE SHEET DATA:
Cash and cash equivalents...................    $   92     $    5 $   55 $   64
Working capital.............................       162         27     74    120
Net property, plant and equipment...........     1,406      1,399  1,395  1,249
Total assets................................     2,425      2,304  2,189  1,986
Long term obligations and related party in-
 debtedness due within one year.............        36         28     33     32
Long term obligations and related party in-
 debtedness.................................       690        674    662    486
Redeemable Preferred Stock--Series B........        67         68    138    141
Stockholders' equity........................       323        190    327    393

                                          NINE MONTHS
                                             ENDED           YEARS ENDED
                                         SEPTEMBER 30,       DECEMBER 31,
                                         --------------  ----------------------
                                          1994    1993    1993    1992    1991
                                         ------  ------  ------  ------  ------
OTHER DATA:
Shipments (net tons, in thousands).....   3,824   3,846   5,005   4,974   4,906
Raw steel production (net tons, in
 thousands)............................   4,106   4,118   5,551   5,380   5,247
Effective capacity utilization.........    91.5%  100.0%  100.0%  100.5%   92.5%
Continuously cast percentage...........   100.0%  100.0%  100.0%  100.0%   99.8%
Liquid steel to finished prime product
 yield.................................    80.3%   79.3%   79.6%   80.0%   79.6%
Manhours per net ton shipped...........    3.79    3.85    3.96    4.03    4.27
Number of employees (end of period)....   9,686  10,109  10,069  10,299  11,176
Capital investments....................    $113    $112    $161    $284    $178
Operating profit (loss) per net ton
 shipped excluding unusual items.......      $3    $(18)   $(21)     $5     $(4)
EBITDA(2)..............................    $115     $66    $180    $157    $112
Total debt and redeemable preferred
 stock as a percentage of total capi-
 talization............................    71.0%   68.7%   80.2%   71.8%   62.6%
Common shares outstanding at end of pe-
 riod (in thousands)...................  36,376  36,361  36,361  25,500  25,500

- -------
(1) No cash dividends were paid by the Company during the periods presented.


(2) EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation, depletion and amortization and other non-cash charges reducing net income. The Company has included EBITDA, which is not a measure of financial performance under generally accepted accounting principles, because such data is used by certain investors.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF

               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On June 1, 1994, the Board of Directors replaced certain members of the Company's senior management for the purpose of improving operating performance and achieving sustained profitability. V. John Goodwin, who has twenty seven years of experience in the steel industry, was appointed President and Chief Operating Officer and Robert M. Greer, who has thirty three years of steel industry and related business experience, was appointed Senior Vice President and Chief Financial Officer. Four other managers experienced in the areas of quality control, primary steel production and finishing, and human resources joined the remaining members of management. Mr. Goodwin and the other new members of the Company's management are credited with substantially improving operating performance and labor relations and reducing production costs in their previous employment.

During 1994, the Company has successfully implemented price increases for flat rolled products sold to spot market customers. These increases of $15 per ton on January 1 and $10 per ton on July 1 were implemented on approximately 55% of total shipments. The Company is currently negotiating price increases with the Company's contract buyers, which represent approximately 45% of total shipments. Management is optimistic about the Company's ability to achieve these price increases, the majority of which will be effective January 1, 1995. Additionally, the Company has announced a $30 per ton increase for January 2, 1995, to be implemented in the spot market segment. The Company's ability to successfully implement such price increases is subject to, among other things, the strength of the Company's principal customer markets and general economic conditions. To the extent that the Company is successful in implementing the announced price increases, such increases will not be reflected in sales made pursuant to contracts prior to the expiration of such contracts.

Restructuring of Non-Represented Workforce

Management is currently in the process of evaluating alternatives to improve the competitive position of the Company. As a part of this analysis, management has embarked upon a plan that will result in the reduction of the Company's salaried non-represented workforce. The results of this plan are expected to be finalized and implemented late in the fourth quarter of 1994. Because the plan has not been finalized and certain employee benefit related costs are sensitive to the number of affected employees, as well as their age and years of service, the Company is presently unable to estimate the exact amount of the charge. However, based upon currently available information, the Company estimates the charge to be approximately $30 to $40 million based on a workforce reduction of 400 employees. Management expects to record this as an unusual charge during the fourth quarter of 1994.

RESULTS OF OPERATIONS--COMPARISON OF THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1994 AND 1993

Net Sales

Net sales for the first nine months of 1994 totaled $2.0 billion, a 6.7% increase when compared to 1993. This increase was attributable to both an increase in realized selling prices, as well as an improvement in product mix to higher margin coated products and from lower margin secondary products. Steel shipments for the first nine months of 1994 were 3,824,000 tons, a slight decrease from the 3,846,000 tons shipped during the same period in 1993. Management believes this change is due primarily to customer requests to accelerate shipments during 1993 prior to the July 31 expiration of a number of labor contracts within the steel industry. This decrease in volume was more than offset by the improvement in product mix and selling prices. Raw steel production was 4,106,000 tons, a slight decrease from the 4,118,000 tons produced during the nine month period ended September 30, 1993.

Cost of Products Sold

Cost of products sold as a percentage of net sales decreased to 88.8% in the first nine months of 1994 from 92.7% for the same period in 1993. This decrease is primarily the result of improvements in realized selling prices, product mix and performance yields, as well as a reduction in product costs, and offset an increase in labor costs of approximately $13 million resulting from the negotiation of the 1993 Settlement Agreement.

Unusual Items

During the nine months ended September 30, 1994, the Company recorded unusual credits aggregating $170.1 million as discussed below.

On January 24, 1994, the United States Supreme Court denied the Bessemer & Lake Erie Railroad's (the "B&LE") petition to hear the appeal in the Iron Ore Antitrust Litigation, thus sustaining the judgment in favor of the Company against the B&LE. On February 11, 1994 in satisfaction of this judgment, the Company received approximately $111 million, including interest, which was recognized as an unusual gain. The Company utilized a portion of the proceeds from this judgment to repurchase $25.2 million aggregate principal amount of its outstanding 8.375% First Mortgage Bonds. Pursuant to the 1993 Settlement Agreement, approximately $11 million of the proceeds will be deposited into the VEBA Trust.

The Company did not recognize any income taxes associated with these proceeds, other than alternative minimum taxes of $3.1 million, as regular federal income tax expense was offset by the utilization of previously reserved tax assets.

In June 1994, in an effort to reduce delivered iron ore pellet costs and improve pellet mix, as well as to strengthen the cooperative partnership approach to labor relations, management considered the feasibility of reopening the NSPC facility. They determined that if a total reduction of $4 per gross ton in delivered pellet costs from pre-strike costs could be achieved, NSPC could be reopened on a cost effective basis. After a series of negotiations, a labor agreement was reached between the USWA and NSPC (the "NSPC Labor Agreement"). The NSPC Labor Agreement led to negotiations with other stakeholders such as public utilities, transportation companies, property owners and suppliers and resulted in the achievement of the requisite $4 per gross ton savings in delivered pellet costs and the reopening of the facility in August 1994. Based upon NSPC's estimated production of 5 million tons of pellets per year, this will result in a savings of $20 million annually compared to the Company's pre-strike costs.

The reopening of NSPC eliminated the need to maintain the entire $108.6 million reserve recorded during 1993 related to the temporary idling of the facility. Additionally, as 149 employees had accepted a one month pension window offered by NSPC during the third quarter of 1994, the Company was able to finalize the accounting for the charges relating to pensions and OPEBs. Accordingly, approximately $59.1 million of the 1993 unusual charge, consisting of $39.1 million related to pensions and OPEBs and $20.0 million of accrued idle expenses, was reversed during the third quarter of 1994. The reversal totaled $49.0 million net of the applicable income tax effect. Additionally, startup expenses totaling $4.4 million and certain expenses related to the NSPC labor agreement totaling $2.1 million were charged to cost of products sold during the third quarter of 1994.

Income Taxes

During the first nine months of 1994, the Company recognized income tax credits of $16.6 million. These credits were offset by $3.1 million in alternative minimum tax expense related to the receipt of the B&LE proceeds and a $10.0 million deferred tax charge reflecting the reversal of a portion of the tax benefit recorded in 1993 related to the temporary idling of NSPC, resulting in a net income tax credit of $3.5 million for the nine months ended September 30, 1994.

Comparability of Earnings Per Share

While the Company has chosen to amortize its transition obligation under Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") over twenty years, most of the Company's competitors have chosen to immediately recognize their respective SFAS 106 transition obligations. As a result, any earnings per share ("EPS") comparison between the Company and these competitors should be adjusted for the per share adverse impact of this amortization. The Company's after tax EPS was negatively impacted by $.33 for the nine months ended September 30, 1994.

RESULTS OF OPERATIONS--COMPARISON OF THE YEARS ENDED DECEMBER 31, 1993 AND 1992

Net Sales

Net sales for 1993 increased by 1.9% to $2.42 billion, due primarily to increases in volume and realized selling prices, coupled with a favorable shift in product mix. Steel shipments in 1993 were 5,005,000 tons, a slight increase from 4,974,000 tons in 1992. Raw steel production increased to 5,551,000 tons, a 3.2% increase from the 5,380,000 tons produced in 1992.

Cost of Products Sold

Cost of products sold as a percentage of net sales increased from 88.8% in 1992 to 93.2% in 1993. Cost of products sold increased approximately $147 million primarily as the result of significant operating problems, including an explosion and fire at the Company's electrolytic galvanizing line, difficulties in achieving on-time deliveries for ultra-low carbon steel as a result of a rapid increase in demand which led to operating inefficiencies and production of non-prime products, which totalled approximately $47 million, together with increased costs totaling approximately $6 million resulting from the negotiation of the 1993 Settlement Agreement and increased non-cash OPEB expenses of approximately $59 million resulting from the Company's implementation of SFAS 106, effective January 1, 1993. Finally, approximately $25 million of present value interest relating to postretirement benefit liabilities and certain Weirton Benefit Liabilities, previously recorded for facility sales and restructurings and charged to interest expense, was charged to cost of products sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 2.9% from $132.8 million in 1992, to $136.7 million in 1993, primarily due to legal costs incurred in pursuing unfair trade litigation.

Depreciation, Depletion and Amortization

Depreciation expense for 1993 increased by $22.6 million, or 19.7% as compared to 1992, primarily as a result of the completion of the rebuild of the No. 5 coke oven battery at the Great Lakes Division in November 1992.

Unusual Items Related to the Temporary Idling of NSPC

NSPC was temporarily idled in October 1993, following a strike by the USWA on August 1, 1993, and the subsequent decision to satisfy the Company's iron ore pellet requirements from external sources. At December 31, 1993, it was the previous management's intention to externally satisfy its iron ore pellet requirements for a period in excess of two years, which would have caused NSPC to remain idle for that period. In connection with the temporary idling of the facility, the Company recorded an unusual charge of $108.6 million during the fourth quarter of 1993. This charge was primarily comprised of employee benefits such as pensions and OPEB costs, along with expenses relating to the temporary idling of the facility.

Financing Costs

Net financing costs decreased by $0.3 million from 1992 to 1993. Interest expense associated with the financing of the No. 5 coke oven battery rebuild was $25.1 million in 1993. However, this was largely offset by a $20.5 million reduction in financing costs for present value interest expense attributable to postretirement benefits which are now being charged to cost of products sold.

Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), at December 31, 1992. At that time, available tax planning strategies served as the only basis for determining the amount of the net deferred tax asset to be recognized. As a result, a full valuation allowance was recorded, except for the $43 million recognized pursuant to a tax planning strategy based upon the Company's ability to change the method of valuing the Company's inventories from LIFO to FIFO. In 1993, the Company determined it was more likely than not that sufficient future taxable income would be generated to justify increasing the net deferred tax asset after valuation allowance to $80.6 million. Accordingly, the Company recognized an additional deferred tax asset of $37.6 million in 1993 based upon future projections of income, which had the effect of decreasing the Company's net loss by a like amount.

Cumulative Effect of Accounting Change

During the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits" ("SFAS 112"), which requires accrual accounting for benefits payable to inactive employees who are not retired. The cumulative effect as of January 1, 1993 of this change was to decrease net income by $16.5 million or $.49 per share. The results of operations for the first quarter of 1993 have been restated to reflect the effect of adopting SFAS 112 at January 1, 1993. The effect of the change on 1993 income before the cumulative effect of the change was not material; therefore, the remaining quarters of 1993 have not been restated.

Adoption of SFAS 106

During the first quarter of 1993, the Company adopted SFAS 106, which requires the accrual of retiree medical and life insurance costs as these benefits are earned, rather than recognition of these costs as claims are paid. At January 1, 1993, the Company calculated its transition obligation to be $622.1 million with $66.1 million recorded prior to implementation of SFAS 106 in connection with facility sales and restructurings. The Company has elected to amortize its transition obligation over a period of 20 years. Total postretirement benefit cost in 1993 was $123.7 million, or $85.6 million excluding the $38.1 million of curtailment charges related primarily to the idling of NSPC. Excluding these curtailment charges, the excess of postretirement benefit expense recorded under SFAS 106 over the Company's former method of accounting for these benefits was $59.5 million, or $1.08 per share net of tax.

Discount Rate Assumptions

As a result of a decline in long term interest rates in the United States, at December 31, 1993, the Company reduced the discount rate used to calculate the actuarial present value of its accumulated benefit obligation for OPEB by 100 basis points to 7.75% and for pensions by 125 basis points to 7.50%, from the rate used at December 31, 1992. The effect of these changes did not impact 1993 expense. However, this decline in the discount rate used to calculate the pension obligation increased the minimum pension liability recorded on the Company's balance sheet to $134.7 million and increased the related intangible asset to $128.8 million, with the remaining $5.9 million charged to stockholders' equity. While the same reduction in the discount rate as of December 31, 1993 also applies to the actuarial present value of the Company's OPEB obligation, such reductions do not result in any increase in the recorded liability or potential charge to equity because of different required accounting principles.

Comparability of Earnings Per Share

Any EPS comparison between the Company and its competitors should be adjusted for the impact of the Company's amortization of its SFAS 106 transition obligation over twenty years. The Company's after tax EPS was negatively impacted by $0.51 for the year ended December 31, 1993.

Adoption of SFAS 115

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Beginning in 1994, SFAS 115 requires certain investments to be recorded at fair value rather than cost basis. The Company's investments consist of short term liquid investments whose cost approximates fair value and, therefore, SFAS 115 will not have any financial impact.

USWA Agreement

On August 27, 1993, the 1993 Settlement Agreement between the Company and the USWA was ratified by union members of the Company's three steel divisions and corporate headquarters. The 1993 Settlement Agreement, effective August 1, 1993 through July 31, 1999, protects the Company and the USWA from a strike or lockout for the duration of the agreement. Either the Company or the USWA may reopen negotiations, except with respect to pensions and certain other matters, after three years, with any unresolved issues subject to binding arbitration. The Company estimates the additional annual cost resulting from the 1993 Settlement Agreement to be approximately $25 million per year through 1996. However, there is the potential that these higher costs may be reduced by productivity gains which are difficult to quantify. The Company is unable to estimate the impact of the 1993 Settlement Agreement beyond 1996 since it then may be reopened as discussed above.

RESULTS OF OPERATIONS--COMPARISON OF THE YEARS ENDED DECEMBER 31, 1992 AND 1991

Net Sales

Net sales for 1992 increased by 1.9% to $2,373.3 million, due primarily to a shift in product mix from lower priced export, secondary and slab sales to higher priced coated products, coupled with an increase in steel shipments. A general decline in selling prices was partially offset by an improvement in product mix. Steel shipments in 1992 were 4,974,000 tons, up 1.4% from 4,906,000 tons in 1991. The increase in shipments reflected modest improvements in the domestic steel market in 1992. Raw steel production increased to 5,380,000 tons, a 2.5% increase from the 5,247,000 tons produced in 1991.

Cost of Products Sold

The Company's cost of products sold as a percentage of net sales decreased from 90.2% in 1991 to 88.8% in 1992. This decrease was primarily the result of a Company-wide emphasis on cost-reduction programs which began in the second quarter of 1991 and continued throughout 1992 and was achieved despite an average $.50 per hour wage increase which became effective January 1, 1992 under the Company's prior labor agreement with the USWA and the continuing escalation in health care costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 4.7% from $139.3 million in 1991 to $132.8 million in 1992 primarily as a result of the Company's cost reduction programs.

Unusual Items

In 1992, the Company recorded unusual charges aggregating $37.0 million relating principally to a pension window and the Company's decision to exit the coal mining business. A charge of $13.3 million was recognized relating to a 1992 pension window as part of the consolidation of certain staff functions and the relocation of the Company's corporate offices to Mishawaka, Indiana from Pittsburgh, Pennsylvania. The decision to relocate was made in order to be closer to the Company's customer base, to consolidate certain staff functions and to be closer to the Company's steel plants. As a result of management's decision to exit the coal mining business, an unusual charge of $24.9 million was recognized in the fourth quarter to reduce certain coal properties to net realizable value and record postretirement, environmental and other liabilities.

During 1991, the Company recorded unusual charges which totalled $110.7 million. A charge of $41.5 million was recognized for the estimated costs to be incurred in conjunction with the consolidation of certain staff functions and relocation in 1992 of the Company headquarters as described above. A charge of $25.5 million was recognized relating to the Company's decision to permanently idle its Mathies coal mine after efforts to obtain third party financing to reopen the mine after a fire were unsuccessful. Concurrently, the Company undertook an evaluation of its other coal properties and operations. While no decision was made during 1991 as to the disposition of these properties, the net book value of certain of the assets exceeded their net realizable value. Therefore, a charge of $43.7 million was recognized to reduce certain coal properties to net realizable value and to recognize postemployment, environmental and other liabilities.

Financing Costs

Interest and other financial income decreased to $2.0 million, a decrease of $4.1 million. This decrease was attributable to lower interest rates coupled with lower average balances of cash and cash equivalents. Interest and other financial expense was $64.0 million in 1992 compared to $64.8 million in 1991.

Extraordinary Item

During 1992, the Company recorded a charge of $50 million, representing management's best estimate of the Company's liability for United Mine Workers of America ("UMWA") beneficiaries under the Rockefeller Amendment. Based upon preliminary assignments from the Secretary of Health and Human Services in 1993, the Company believes this reserve is adequate. Since the Company notified the UMWA that it did not intend to renew its labor contract which expired February 1, 1993, thereby ending the Company's active involvement in the coal industry, the $50 million charge was recorded as an extraordinary item in accordance with accounting guidance provided by the Emerging Issues Task Force. No deferred tax benefits were recognized relating to the $50 million charge generated by the Rockefeller Amendment. Based upon preliminary assignments from the Secretary of Health and Human Services received during 1993, the Company believes this reserve is adequate.

Cumulative Effect of Accounting Change

During the fourth quarter of 1992, the Company adopted SFAS 109. The Company formerly accounted for income taxes under the provisions of Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes." As permitted under SFAS 109, the Company elected not to restate the financial statements of prior years. The effect of adopting SFAS 109 as of January 1, 1992 was recorded as a cumulative effect of a change in accounting method and reduced the Company's net loss by $76.3 million, or $2.99 per share. The previously reported net loss for the first quarter of 1992 has been restated and reduced by $76.3 million. The change did not have an impact on the remaining quarters of 1992.

LIQUIDITY AND SOURCES OF CAPITAL

The Company's liquidity needs arise primarily from capital investments, principal and interest payments on its indebtedness and working capital requirements. The Company has satisfied these liquidity needs over the last three years primarily with funds provided by long-term borrowings, cash provided by operations and proceeds of the Company's initial public offering (the "IPO") of Class B Common Stock in 1993. The Company's available sources of liquidity include a new $180 million receivables purchase agreement (the "Receivables Purchase Agreement") and $15 million in an uncommitted, unsecured line of credit (the "Uncommitted Line of Credit"). Prior to entering into the Receivables Purchase Agreement, the Company had satisfied its liquidity needs with a $100 million revolving secured credit arrangement (the "Revolver") and a $150 million subordinated loan agreement (the "Subordinated Loan Agreement"), both of which have been terminated at the Company's request. The Company is currently in compliance with all material covenants of, and obligations under, the Receivables Purchase Agreement, Uncommitted Line of Credit and other debt instruments. The Company has satisfied its liquidity needs with minimal use of its credit facilities.

Cash and cash equivalents totaled $92.4 million and $5.3 million as of September 30, 1994 and December 31, 1993, respectively. This increase is primarily the result of the receipt on February 11, 1994 of approximately $111 million, including interest, in satisfaction of the judgment in favor of the Company against the B&LE, net of certain uses of the B&LE proceeds. The Company used a portion of the proceeds to repurchase $25.2 million aggregate principal amount of the Company's 8.375% First Mortgage Bonds on March 31, 1994 and will contribute approximately $11 million to the VEBA Trust after it has been established. The remaining B&LE proceeds will be used for further debt reduction, none of which will be related party indebtedness, working capital and general corporate purposes.

Cash Flows from Operating Activities

For the nine months ended September 30, 1994, cash provided from operating activities increased by $174.4 million compared to the same 1993 period. This increase was primarily attributable to the receipt of approximately $111 million of proceeds from the satisfaction of the judgment in favor of the Company against the B&LE, along with an improvement in operating results.

For the year ended December 31, 1993, cash provided from operating activities decreased by $73.2 million compared to 1992, due to the effect of working capital items, along with a reduction in net income after adjusting for the effect of noncash items on operations. Changes in working capital items reduced cash flows by $27.2 million during 1993, as a substantial decrease in accounts payable was combined with the smaller negative effects of accounts receivable and accrued liabilities changes. In 1992, working capital items had a $36.0 million favorable impact on cash flows from operations, due primarily to the timing of cash disbursement clearings.

Cash Flows from Investing Activities

Capital investments for the first nine months of 1994 and 1993 amounted to $112.6 million and $112.1 million, respectively. The 1994 spending was largely attributable to the completion of a pickle line servicing the Great Lakes Division, which was financed under a turnkey contract and did not become the property of the Company until completion and acceptance of the facility during the first quarter of 1994. The 1993 spending was mainly related to the rebuild of the No. 5 coke oven battery servicing the Great Lakes Division and the relining of a blast furnace at the same location. The Company plans to invest approximately $46 million during the remainder of 1994 for capital expenditures.

Capital investments for the years ended December 31, 1993 and 1992 amounted to $160.7 million and $283.9 million, respectively, which included $31.9 million and $198.4 million related to the complete rebuild of the No. 5 coke oven battery at the Great Lakes Division. Additionally, in 1993, the Company spent $58.9 million on the relining of a blast furnace servicing the same division.

Budgeted capital investments approximating $346.1 million, of which $92.5 million is committed at December 31, 1993, are expected to be made during 1994 and 1995, primarily for the completion in 1994 of a pickle line servicing the Great Lakes Division and the relining in 1995 of a blast furnace servicing the Granite City Division.

Cash Flows from Financing Activities

Financing activities included borrowings for the first nine months of 1994 and 1993 of $88.0 million and $40.6 million, respectively, representing primarily the commencement of the permanent financing for the pickle line servicing the Great Lakes Division and the remaining financing commitment for the rebuild of the No. 5 coke oven battery at the Great Lakes Division, respectively. This increase in borrowings was largely offset by the repurchase of $25.2 million aggregate principal amount of the Company's 8.375% First Mortgage Bonds and $14.0 million aggregate principal amount of Series 1985 River Rouge Pollution Control Bonds during the first half of 1994.

In April 1993, the Company completed its IPO of 10,861,100 shares of its Class B Common Stock, at an offering price of $14 per share, which generated net proceeds to the Company of approximately $141.4 million. On May 4, 1993, the Company utilized $67.8 million of the IPO proceeds to fund the early redemption of 10,000 shares of the Series B Preferred Stock held by NII. An additional $20 million of the IPO proceeds were used to reduce the amount of construction financing outstanding and the permanent financing commitment for a pickle line servicing the Great Lakes Division, and the remaining proceeds were used for general working capital purposes.

Total borrowings for the years ended December 31, 1993 and 1992 amounted to $40.6 million and $209.7 million, respectively, primarily representing the remaining financing from a subsidiary of NKK related to the rebuild of the No. 5 coke oven battery at the Great Lakes Division. Correspondingly, cash basis interest expense increased by $19.7 million from 1992 to 1993 as a result of the completion of, and commencement of permanent financing for, the No. 5 coke oven battery.

Sources of Financing

Effective May 16, 1994, the Company entered into a Purchase and Sale Agreement with National Steel Funding Corporation ("NSFC"), a newly created wholly owned subsidiary. Effective on that same date, NSFC entered into the Receivables Purchase Agreement with a group of twelve banks. The total commitment of the banks is $180 million, including up to $150 million in letters of credit. To implement the arrangement, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to NSFC. NSFC will finance its ongoing purchase of receivables from a combination of cash received from receivables already in the pool, short-term intercompany notes and the cash proceeds derived from selling interests in the receivables to the participating banks from time to time.

The Certificates of Participation sold to the banks by NSFC have been rated AAA by Standard & Poor's Corporation, resulting in lower borrowing costs to the Company. As of September 30, 1994 no funded participation interests had been sold under the facility, although $89.0 million in letters of credit had been issued. With respect to the pool of receivables at September 30, 1994, after reduction for letters of credit outstanding, the amount of participating interests eligible for sale was $91.0 million. During the period May 16, 1994 through September 30, 1994, the eligible amount ranged from $69.5 million to $91.0 million. The banks' commitments are currently scheduled to expire on May 16, 1997. The Company will continue to act as servicer of the assets sold into the program and will continue to make billings and collections in the ordinary course of business according to established practices.

The Company terminated the Revolver, which included a letter of credit facility on May 16, 1994. On that same date, the Company also terminated the Subordinated Loan Agreement.

No borrowings were outstanding under the Revolver from 1987 until its termination. At December 31, 1993 and 1992, letters of credit outstanding under the Revolver totaled $113.7 million and $113.6 million, respectively. On February 7, 1994, the Company borrowed $20 million under the Subordinated Loan Agreement, all of which was repaid on February 17, 1994. Prior to this, the last borrowing under the Subordinated Loan Agreement occurred in 1991, when the Company borrowed $50 million, all of which was repaid later in that year.

The Uncommitted Line of Credit permits the Company to borrow up to $15 million on an unsecured, short-term basis for periods of up to thirty days. This arrangement has no fixed expiration date but may be withdrawn at any time without notice. During 1993, the Company borrowed a maximum of $7.7 million under its Uncommitted Line of Credit, which was repaid the following day. No borrowings were outstanding at December 31, 1993 and 1992. However, in February 1994, the Company borrowed a maximum of $5.0 million under the Uncommitted Line of Credit which was repaid later in the month.

During 1993, the Company utilized $20 million of the proceeds from the IPO to reduce the amount of construction financing outstanding and the permanent financing commitment for a pickle line servicing the Great Lakes Division to $90 million. As of December 31, 1993, the construction financing was being provided by the contractor and was not a liability of the Company. In January 1994, upon completion and acceptance of the pickle line pursuant to the construction contract, the permanent financing commenced with repayment scheduled to occur over a fourteen-year period. The pickle line is not subject to the lien securing the Company's First Mortgage Bonds, but is subject to a first mortgage in favor of the lender.

Weirton Liabilities and Preferred Stock

In connection with the Company's June 1990 recapitalization, the Company received $146.6 million from NII in cash and recorded a net present value equivalent liability with respect to certain released Weirton

Benefit Liabilities, primarily healthcare and life insurance. As a result of this transaction, the Company's future cash flow will decrease as the released Weirton Benefit Liabilities are paid. During 1993, such cash payments were $20.0 million compared to $15.3 million during 1992.

On October 28, 1993, NII converted all of its 3,400,000 shares of Class A Common Stock to an equal number of shares of Class B Common Stock. During January 1994, NII sold substantially all of such shares of Class B Common Stock. As previously agreed, the Company received $10 million of proceeds from the sale of such shares from NII as an unrestricted prepayment for environmental obligations which may arise after such prepayment and for which NII has previously agreed to indemnify the Company. The Company is required to repay to NII portions of the $10 million to the extent the Company's expenditures for such environmental liabilities do not reach specified levels by certain dates over a twenty year period. Since NII retains responsibility to indemnify the Company for remaining environmental liabilities arising after such prepayment and in excess of $10 million (as reduced by any above described repayments to NII), these environmental liabilities are not expected to have a material adverse effect on the Company's liquidity. However, the failure of NII to satisfy any such indemnity obligations could have a material adverse effect on the Company's liquidity.

In connection with the June 1990 recapitalization, the Series B Preferred Stock was issued to NII. On May 4, 1993, the Company redeemed 10,000 shares of Series B Preferred Stock held by NII. These shares were subject to mandatory redemption on August 5, 1995. Pursuant to the terms of the Series B Preferred Stock and certain other agreements between the Company and NII, the Company paid the redemption amount directly to a pension trustee and released NII from a corresponding amount of NII's indemnification obligations with respect to certain employee benefit liabilities of the Company retained in connection with the sale of its Weirton Steel Division.

At December 31, 1993, there were 10,000 remaining shares of Series B Preferred Stock issued and outstanding, all of which were held by NII. The Series B Preferred Stock carries annual cumulative dividend rights of $806.30 per share, which equates to approximately an 11% yield. At December 31, 1993 and 1992, $68.0 million and $137.8 million, respectively, of the Series B Preferred Stock was outstanding.

Dividends on the Series B Preferred Stock are cumulative and payable quarterly in the form of a release of NII from its obligation to indemnify the Company for a corresponding amount of the remaining unreleased portion of the Weirton Benefit Liabilities to the extent such liabilities are due and owing, with the balance, if any, payable in cash. The Series B Preferred Stock dividend permitted release and payment of $10.6 million and $15.4 million of previously unreleased Weirton Benefit Liabilities during 1993 and 1992, respectively, and cash dividends of $1.4 million and $.8 million during 1993 and 1992, respectively, to reimburse NII for an obligation previously incurred in connection with the Weirton Benefit Liabilities.

The remaining Series B Preferred Stock is presently subject to mandatory redemption by the Company on August 5, 2000 at a redemption price of $58.3 million and may be redeemed beginning January 1, 1998 without the consent of NII at a redemption price of $62.2 million. Based upon the Company's actuarial analysis, the unreleased Weirton Benefit Liabilities approximate the aggregate remaining dividend and redemption payments with respect to the Series B Preferred Stock and accordingly, such payments are expected to be made in the form of releases of NII from its obligations to indemnify the Company for corresponding amounts of the remaining unreleased Weirton Benefit Liabilities. See "Description of Capital Stock--Preferred Stock." Dividend and redemption payments with respect to the Series B Preferred Stock reduce the Company's cash flow, even though they are paid in the form of a release of NII from such obligations, because the Company is obligated, subject to certain limited exceptions, to pay such amounts to the trustee of the pension plan included in the Weirton Benefit Liabilities.

If any dividend or redemption payment otherwise required pursuant to the terms of the Series B Preferred Stock is less than the amount required to satisfy NII's then current indemnification obligation, NII would be required to pay such shortfall in cash to the Company. The Company's ability to fully realize the benefits of NII's indemnification obligations is necessarily dependent upon NII's financial condition at the time of any claim with respect to such obligations. See "Certain Relationships and Related Transactions."

The June 1990 recapitalization agreement also created the Series A Preferred Stock which carries annual cumulative dividend rights of $806.30 per share, which equates to an 11% yield. The Series A Preferred Stock is held by NKK and $36.7 million was outstanding at December 31, 1993 and 1992. Dividends on the Series A Preferred Stock are paid quarterly in cash and totalled $4 million in each of the years ended December 31, 1993, 1992 and 1991.

Miscellaneous

At September 30, 1994, obligations guaranteed by the Company approximated $42.9 million, compared to $41.0 million at December 31, 1993. This increase in 1994 is primarily due to additional borrowings of the Double G Coatings, L.P. joint venture, 50% of which are separately guaranteed by the Company. See "Business-- Double G Coatings, L.P."

Total debt and redeemable preferred stock as a percentage of total capitalization improved to 71.0% at September 30, 1994 as compared to 80.2% at December 31, 1993, primarily as a result of the receipt of approximately $111 million of proceeds from the satisfaction of the judgment in favor of the Company against the B&LE, along with an improvement in operating results.

ENVIRONMENTAL

The Company's operations are subject to numerous laws and regulations relating to the protection of human health and the environment. The Company will incur significant capital expenditures in connection with matters relating to environmental control and will also be required to expend additional amounts in connection with ongoing compliance with such laws and regulations, including, without limitation, the Clean Air Act amendments of 1990. Proposed regulations establishing standards for corrective action under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and the Guidance Document published pursuant to the Great Lakes Initiative may also require further significant expenditures by the Company in the future. Additionally, the Company is currently one of many potentially responsible parties at a number of sites requiring remediation. The Company has estimated that it will incur capital expenditures for matters relating to environmental control of approximately $7.9 million and $13.6 million for 1994 and 1995, respectively. In addition, the Company expects to record expenses for environmental compliance, including depreciation, in the amount of approximately $70 million and $73 million for 1994 and 1995, respectively. Since environmental laws are becoming increasingly stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. See "Business--Environmental Matters."

                                 BUSINESS

INTRODUCTION

The Company is the fourth largest integrated steel producer in the United States as measured by production and is engaged in the manufacture and sale of a wide variety of flat rolled carbon steel products, including hot rolled, cold rolled, galvanized, tin and chrome plated steels. The Company targets high value added applications of flat rolled carbon steel for sale to the automotive, metal buildings and container markets. Since 1984, the Company has invested $2 billion in capital improvements to enhance the Company's competitive position and penetrate growing segments of these markets.

STRATEGY

The Company's mission is to achieve sustained profitability, thereby enhancing stockholder value, by reducing the costs of production and improving productivity and product quality. Management has developed a number of strategic initiatives designed to achieve the Company's goals. These initiatives focus on:

  . Reducing the cost of hot rolled bands, the largest component of the Company's finished product cost;

  . Reducing the cost of poor quality, which currently results in the sale of non-prime products at lower prices and requires substantial reprocessing costs;

  . Installing a predictive maintenance program which is designed to maximize production and the useful life of equipment while minimizing unscheduled equipment outages;

  . Increasing steel production capabilities by identifying and eliminating manufacturing bottlenecks;

  . Enhancing the Company's cooperative partnership with the USWA by increas-ing employee participation at all levels of the production process; and

  . Improving information and cost control systems to enable management to exercise greater control over production costs.

In addition, the Company plans to more fully utilize its alliance with its principal stockholder, NKK, and its partnership with customers and to better utilize equipment and facilities, many of which have been enhanced by the Company's $2 billion capital investment program.

Strategic Initiatives

Reduction in Production Costs. Management's primary focus is to reduce the costs of producing hot rolled bands, the largest component of the Company's finished product cost. Reducing all costs associated with the production process is essential to the Company's overall cost reduction program. As a first step in this process, management has achieved a $4 per gross ton savings in delivered iron ore pellet costs at NSPC compared to pre-strike costs. Based upon NSPC's estimated production of 5 million tons of pellets per year, this will result in savings of $20 million annually compared to the Company's pre-strike costs. Management intends to reduce production costs by better utilizing existing equipment, improving productivity, involving labor in improving operating practices and by the cost efficient use of steelmaking inputs. In addition, the Company's facility engineers, who have access to a wide range of NKK process technologies, analyze and implement innovative steelmaking and processing methods on an ongoing basis.

Quality Improvement. An important element of the Company's strategy is to reduce the cost of poor quality, which currently results in the sale of non-prime products at lower prices and requires substantial reprocessing costs. In particular, management believes a significant opportunity exists to increase the yield of liquid steel to finished prime product above the Company's 1993 yield level of 79.6% percent. The Company will seek to achieve this increase by improving process control, utilizing employee based problem solving methods, eliminating dependence on final inspection and reducing internal rejections and extra processing. In addition, in June 1994, the Company created a new senior management position with responsibility solely for quality assurance and customer satisfaction.

New Maintenance Program. Management is installing a predictive maintenance program designed to maximize production and equipment life while minimizing unscheduled equipment outages. This program should improve operations stability through improved equipment reliability, which is expected to result in improved productivity and reduced costs. Although the Company believes this system will result in certain immediate improvements, the full benefits of this system will not be realized until the system is fully implemented in approximately two to three years.

Elimination of Manufacturing Bottlenecks. Manufacturing bottlenecks result in, among other things, reduced production, delays in customer shipments and increased costs due to operating inefficiencies. Management has initially identified three major manufacturing bottlenecks: the Granite City Division caster, the Great Lakes Division melt shop and the Midwest Division pickle line. The Company is presently negotiating with state environmental authorities in order to permit higher production levels at the caster at the Granite City Division. The Company has received a temporary waiver of existing production limits at the Granite City facility to allow the Company to compensate for production lost as a result of a planned blast furnace outage in 1995. The Company also intends to increase the number of heats per day at its Great Lakes facility through improved maintenance and equipment reliability, material handling and logistics and refinement of operating practices. This initiative should result in increased steelmaking production. Finally, the Company intends to increase the steel throughput of the pickle line at the Midwest Division through improved welder performance, implementation of a large coil program and more effective crew training.

Cooperative Employee Partnership. Since 1986, the Company has had cooperative labor agreements with the USWA, which represents approximately 77% of the Company's employees. The Company entered into a new six year cooperative labor agreement with the USWA effective as of August 1, 1993. The cooperative labor agreement with the USWA entered into with respect to the reopening of NSPC runs concurrently with the 1993 Settlement Agreement. The employment security provisions contained in the Company's labor agreements were the first in the domestic steel industry and have provided the Company with increased flexibility to improve productivity and consolidate job functions. These labor agreements, in combination with retirements and attrition, have also allowed the Company to reduce the number of employees and achieve productivity gains while increasing the percentage of employee compensation which is productivity based.

Management believes that greater emphasis on labor cooperation as well as employee involvement in identifying and solving problems in all areas of production and delivery present significant opportunities to lower production costs and improve quality. One immediate result of this emphasis was the reopening of NSPC in August 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Improve Information and Cost Control Systems. Management intends to enhance its current information systems in order to exercise greater control over production costs, as well as to provide access to profitability analysis by customer and product line. To attain greater control over production costs, the Company plans to install an actual cost system to replace the current standard cost system.

Alliance with NKK

The Company has a strong alliance with its principal stockholder, NKK, the second largest steel company in Japan and the fifth largest in the world as measured by production. Since 1984, the Company has had access to a wide range of NKK's steelmaking, processing and applications technology. The Company's engineers include approximately 40 engineers transferred from NKK, who now serve primarily at the Company's Divisions. These engineers, as well as engineers and technical support personnel at NKK's facilities in Japan, assist in improving operating practices and developing new manufacturing processes. This support also includes providing input on ways to improve raw steel to finished product yields.

In addition, NKK has provided financial assistance to the Company in the form of investments, loans and introductions to Japanese financial institutions and trading companies. While no assurances can be given with respect to the extent of NKK's future financial support beyond existing contractual commitments, NKK has indicated that it presently plans to continue to provide technical support and research and development services of the nature and to the extent currently provided to the Company.

Customer Partnership

The Company's customer partnership enables the Company to differentiate its products through superior quality and service. Management believes it is able to differentiate the Company's products and promote customer loyalty by establishing close relationships through early customer involvement, providing technical services and support and utilizing its Product Application Center and Technical Research Center facilities.

The Company operates a research and development facility near its Great Lakes Division to develop new products, improve existing products and develop more efficient operating procedures to meet the constantly increasing demands of the automotive, container and metal buildings markets. The research center employs approximately 55 chemists, physicists, metallurgists and engineers. The research center is responsible for, among other things, the development of five new high strength steels for automotive weight reduction and a new galvanized steel for the metal buildings market. In addition, the Company operates a Product Application Center near Detroit dedicated to providing product and technical support to customers. The Product Application Center assists customers with application engineering (selecting optimum metal and manufacturing methods), application technology (evaluating product performance) and technical developments (performing problem solving at plants). The Company spent $9.4 million, $9.5 million and $8.8 million for research and development in 1993, 1992 and 1991, respectively. In addition, the Company participates in various research efforts through the AISI.

Marketing Strategy

The Company's marketing strategy has concentrated on increasing the level of sales of higher value added products to the automotive, metal buildings and container markets. These segments demand high quality products, on-time delivery and effective and efficient customer service. This strategy is designed to increase margins, reduce competitive threats and maintain high capacity utilization rates by shifting the Company's product mix to higher quality products and providing superior customer service.

To enable the Company to more efficiently meet the needs of its target markets and focus on higher value added products, the Company has entered into two separate joint ventures to build hot dip galvanizing facilities. One joint venture is with NKK and an unrelated third party and has been built to service the automotive industry. The second joint venture has been built to service the construction industry. See "Operations--DNN Galvanizing Limited Partnership" and "--Double G Coatings, L.P."

Capital Investment Program

Since 1984, the Company has invested $2 billion in capital improvements aimed at upgrading the Company's steelmaking and finishing operations to meet its customers' demanding requirements for higher quality products and to reduce production costs. As described above, one of the Company's strategic initiatives is to more effectively utilize these substantial capital improvements. Major projects include an electrolytic galvanizing line, a continuous caster, a ladle metallurgy station, a vacuum degasser, a complete coke oven battery rebuild and a high speed pickle line, each of which services the Great Lakes Division (located near Detroit, Michigan), and a continuous caster and a ladle metallurgy station, each of which services the Granite City Division (located near St. Louis, Missouri). Major improvements at the Midwest Division (located near Chicago, Illinois) include the installation of process control equipment to upgrade its finishing capabilities. Management believes that the completion of this $2 billion capital investment program will substantially reduce the amount of capital investments in the future. Capital investments for each of 1993, 1992 and 1991 were $160.7 million, $283.9 million and $178.2 million, respectively. Capital investments for 1994 are expected to total approximately $159 million. In early 1991, the Company became the first major integrated U.S. steel producer to continuously cast 100% of its raw steel production.

CUSTOMERS

The Company is a major supplier of hot and cold rolled steel and galvanized coils to the automotive industry, one of the most demanding steel consumers. Car and truck manufacturers require wide sheets of steel, rolled to exact dimensions. In addition, formability and defect-free surfaces are critical. The Company has been able to successfully meet these demands. Its steels have been used in a variety of automotive applications including exposed and unexposed panels, wheels and bumpers.

The Company is a leading supplier of steel to the domestic metal buildings market. Roof and building panels are the principal applications for galvanized and Galvalume(R) steel in this market. Management believes that demand for Galvalume(R) steel will exhibit strong growth for the next several years partially as a result of a trend away from traditional building products and that the Company is well positioned to profit from this growth as a result of both its position in this market and the additional capacity referred to above.

The Company produces chrome and tin plated steels to exact tolerances of gauge, shape, surface flatness and cleanliness for the container industry. Tin and chrome plated steels are used to produce a wide variety of food and non-food containers. In recent years, the market for tin and chrome plated steels has been both stable and profitable for the Company.

The Company also supplies the pipe and tube and service center markets with hot rolled, cold rolled and coated sheet. The Company is a key supplier to transmission pipeline, downhole casing and structural pipe producers. Service centers generally purchase steel coils from the Company and may process them further or sell them directly to third parties without further processing.

The following table sets forth the percentage of the Company's revenues from various markets for the past three years.

                                                            1993   1992   1991
                                                            -----  -----  -----
Automotive.................................................  28.9%  27.2%  25.8%
Metal buildings............................................  14.3   12.8   11.2
Container..................................................  13.3   14.9   15.6
Pipe and Tube..............................................   8.2    9.4    8.0
Service Centers............................................  15.5   13.6   10.7
All Other..................................................  19.8   22.1   28.7
                                                            -----  -----  -----
                                                            100.0% 100.0% 100.0%
                                                            =====  =====  =====

Shipments to General Motors, the Company's largest customer, accounted for approximately 11%, 12% and 12% of net sales in each of 1993, 1992 and 1991, respectively. Export sales accounted for approximately .1% of revenue in 1993, .5% in 1992 and 4.5% in 1991. The Company's products are sold through the Company's six sales offices located in Chicago, Detroit, Houston, Kansas City, Pittsburgh and St. Louis. Substantially all of the Company's net revenues are based on orders for short-term delivery. Accordingly, backlog is not meaningful when assessing future results of operations.

Although the Company experienced delivery and customer service problems in 1993, the Company has continued to receive numerous quality awards. In 1993, the Company received the prestigious General Motors Mark of Excellence award. Additionally, the Company received a supplier award from Diamond Star Motors in recognition of quality, delivery and performance. The Company also achieved its quality objectives at Toyota and was recognized by Toyota as the only supplier to attain its target levels four times in the last five years.

OPERATIONS

The Company operates three principal facilities: two integrated steel plants, the Great Lakes Division in Ecorse and River Rouge, Michigan, near Detroit and the Granite City Division in Granite City, Illinois, near St. Louis and a finishing facility, the Midwest Division in Portage, Indiana, near Chicago. The Company's centralized corporate structure, the close proximity of the Company's principal steel facilities and the complementary balance of processing equipment shared by them, enable the Company to closely coordinate the operations of these facilities in order to maintain high operating rates throughout its processing facilities and to maximize the return on its capital investments.

The following table details effective steelmaking capacity, actual production, effective capacity utilization and percentage of steel continuously cast for the Company and the domestic steel industry for the years indicated.

                         RAW STEEL PRODUCTION DATA

                                                        EFFECTIVE    PERCENT
                                  EFFECTIVE   ACTUAL    CAPACITY   CONTINUOUSLY
                                  CAPACITY  PRODUCTION UTILIZATION     CAST
                                  --------- ---------- ----------- ------------
                                  (000'S OF NET TONS)      (%)         (%)
THE COMPANY
1993.............................    5,550     5,551      100.0       100.0
1992.............................    5,355     5,380      100.5       100.0
1991.............................    5,670     5,247       92.5        99.8
DOMESTIC STEEL INDUSTRY*
1993.............................  109,900    97,877       89.1        85.7
1992.............................  113,100    92,949       82.2        79.3
1991.............................  117,700    87,896       74.7        75.8

- --------
  *Information as reported by the AISI.

The Company's effective capacity varies annually due to planned blast furnace outages for maintenance purposes. The effective capacity of the Company decreased to 5,355 net tons in 1992 as a result of a scheduled blast furnace reline. Effective capacity utilization fell to 92.5% in 1991 due, in part, to an unusually high level of inventory carried forward from 1990, along with scheduled maintenance outages at major finishing units and a low demand for steel products during the first half of the year.

The Granite City Division

The Granite City Division, located in Granite City, Illinois, has an effective steelmaking capacity of 2.4 million tons. With the start-up of a second continuous caster in early 1991, all steel at this Division is now produced by continuous casting. The Granite City Division also uses ladle metallurgy to refine the steel chemistry to enable it to meet the exacting specifications of its customers. The Division's ironmaking facilities consist of two coke batteries and two blast furnaces. Finishing facilities include an 80 inch hot strip mill, a continuous pickler and two hot dip galvanizing lines. The Granite City Division ships approximately 20% of its total production to the Midwest Division for finishing. Principal products of the Granite City Division include hot rolled, cold rolled, hot dipped galvanized, grain bin and high strength, low alloy steels.

The Granite City Division is located on 1,540 acres and employs approximately 2,950 people. The Division's proximity to the Mississippi River and other interstate transit systems, both rail and highway, provides easy accessibility for receiving raw materials and supplying finished steel products to customers.

The Great Lakes Division

The Great Lakes Division, located in Ecorse and River Rouge, Michigan, is an integrated facility engaged in steelmaking primarily for use in the automotive market with an effective steelmaking capacity of 3.6 million tons. With the start-up of a second continuous caster in late 1987, all steel at this Division is now produced by continuous casting. The Division's ironmaking facilities consist of a recent 85-oven coke battery rebuild and three blast furnaces. The Division also operates steelmaking facilities consisting of a vacuum degasser and a ladle metallurgy station. Finishing facilities include a hot strip mill, a skinpass mill, a shear line, a new high speed pickle line, a tandem mill, a batch annealing station, two temper mills and two customer service lines, and an electrolytic galvanizing line. The Great Lakes Division ships approximately 40% of its production to the Midwest Division for finishing. Principal products of the Great Lakes Division include hot rolled, cold rolled, electrolytic galvanized, and high strength, low alloy steels.

The Great Lakes Division is located on 1,100 acres and employs approximately 3,750 people. The Division is strategically located with easy access to lake, rail and highway transit systems for receiving raw materials and supplying finished steel products to customers.

The Midwest Division

The Midwest Division, located in Portage, Indiana, finishes hot rolled bands produced at the Granite City and Great Lakes Divisions primarily for use in the automotive, metal buildings and container markets. The Division's facilities include a continuous pickling line, two cold reduction mills and two continuous galvanizing lines, a 48 inch wide line which can produce galvanized or Galvalume(R) steel products and which services the metal buildings markets, and a 72 inch wide line which services the automotive market; finishing facilities for cold rolled products consisting of a batch annealing station, a sheet temper mill and a continuous stretch leveling line; and an electrolytic cleaning line, a continuous annealing line, two tin temper mills, two tin recoil lines, an electrolytic tinning line and a chrome line which services the container markets. Principal products of the Midwest Division include tin mill products, hot dipped galvanized and Galvalume(R) steel, cold rolled, and electrical lamination steels.

The Midwest Division is located on 1,100 acres in Portage, Indiana and employs approximately 1,400 people. Its location provides excellent access to rail, water and highway transit systems for receiving raw materials and supplying finished steel products to customers.

National Steel Pellet Company

NSPC, located on the western end of the Mesabi Iron Ore Range in Keewatin, Minnesota, mines, crushes, concentrates and pelletizes low grade taconite ore into iron ore pellets. NSPC operations include two primary crushers, ten primary mills, five secondary mills, a concentrator and a pelletizer. The facility has a current annual effective iron ore pellet capacity of 5 million gross tons and has a combination of rail and vessel access to the Company's integrated steel mills.

DNN Galvanizing Limited Partnership

As part of its strategy to focus its marketing efforts on high quality steels for the automotive industry, the Company has entered into an agreement with NKK and Dofasco Inc., a large Canadian steel producer ("Dofasco"), to build and operate DNN, a 400,000 ton per year, hot dip galvanizing facility in Windsor, Ontario, Canada. This facility incorporates state-of-the-art technology to galvanize steel for critically exposed automotive applications. The facility is modeled after NKK's Fukuyama Works Galvanizing Line that has provided high quality galvanized steel to the Japanese automotive industry for several years. The Company is committed to utilize 50% of the available line time of the facility and pay a tolling fee designed to cover fixed and variable costs with respect to 50% of the available line time, whether or not such line time is utilized. The plant began production in January 1993 and is currently operating at full capacity. The Company's steel substrate requirements are provided to DNN by the Great Lakes Division.

Certain types of galvanized steel coated for the Company by DNN and shipped to the United States are subject to an anti-dumping duty order and to cash deposits of estimated anti-dumping duties. Dofasco has requested an administrative review of the duty calculation, which could result in a change in the amount of cash deposits being paid by the Company. The Company does not believe that the costs associated with the anti-dumping duty order and cash deposits will have a material adverse effect on the Company's financial condition. See "Competition--Imports."

Double G Coatings, L.P.

To continue to meet the needs of the growing metal buildings market, the Company and an unrelated party formed a joint venture to build and operate Double G Coatings, L.P. ("Double G"), a 270,000 ton per year hot dip galvanizing and Galvalume(R) steel facility near Jackson, Mississippi. The facility is capable of coating 48 inch wide steel coils with zinc to produce a product known as galvanized steel and a zinc and aluminum coating to produce a product known as Galvalume(R) steel. Double G will primarily serve the metal buildings segment of the construction market in the south central United States. The Company is committed to utilize and pay a tolling fee in connection with 50% of the available line time at the facility. The joint venture commenced production in the second quarter of 1994 and is expected to reach full operating capacity in 1995. The Company's steel substrate requirements will be provided to Double G by the Great Lakes and Midwest Divisions.

ProCoil Corporation

ProCoil Corporation ("ProCoil"), a joint venture among the Company, Marubeni Corporation, Mitsubishi Corporation and NKK, located in Canton, Michigan, operates a steel processing facility which began operations in 1988 and a warehousing facility which began operations in 1992. Each of the Company and Marubeni Corporation owns a 44% equity interest in ProCoil. ProCoil blanks, slits and cuts steel coils to desired lengths to service automotive market customers. In addition, ProCoil warehouses material to assist the Company in providing just-in-time delivery to customers.

For a description of the Company's other properties see "--Other Properties" below.

RAW MATERIALS

Iron ore. The metallic iron requirements of the Company are supplied primarily from iron ore pellets that are produced from a concentration of low grade ores. The Company, directly through NSPC and through an affiliate, has reserves of iron ore adequate to produce approximately 500 million gross tons of iron ore pellets. The Company's iron ore reserves are located in Minnesota, Michigan and Quebec, Canada. Excluding the effects of the temporary idling of NSPC from October 1993 through August 1994, a significant portion of the Company's average annual consumption of iron ore pellets was obtained from the deposits of the Company or those of its affiliate during the last five years. The remaining iron ore pellets consumed by the Company were purchased from third parties. Agreements reached with the USWA and other suppliers to NSPC in 1994 have resulted in a $4 per gross ton reduction in delivered pellet costs, making the cost of NSPC pellets competitive with market prices. Iron ore pellets available to the Company from its own deposits, its affiliate and outside suppliers are sufficient to meet the Company's total iron ore requirements for the foreseeable future.

Coal. In 1992, the Company decided to exit the coal mining business. At that time, the Company owned underground coal properties in Pennsylvania, Kentucky and West Virginia as well as undeveloped coal reserves in Pennsylvania and West Virginia. During 1993, the Pennsylvania and Kentucky properties were sold except for the coal reserves which were leased on a long term basis. Negotiations are in process for the sale and/or lease of the West Virginia properties. While the undeveloped coal reserves are for sale, there are no interested parties at the present time. The remaining coal assets totaling $43.7 million are included in the assets of the Company and constitute less than 2% of the Company's total assets. Adequate supplies of coal are readily available at competitive market prices.

Coke. The Company operates two efficient coke oven batteries servicing the Granite City Division and the newly rebuilt No. 5 coke oven battery at the Great Lakes Division. The No. 5 coke battery enhances the quality and stability of the Company's coke supply, and incorporates state-of-the-art technology while meeting the requirements of the Clean Air Act. With the No. 5 coke battery rebuild, the Company has significantly improved its self-sufficiency and can supply approximately 60% of its annual coke requirements. The remaining coke requirements are met through competitive market purchases.

Limestone. The Company, through an affiliated company, has limestone reserves of approximately 80 million gross tons located in Michigan. During the last five years, approximately 59% of the Company's average annual consumption of limestone was derived from these reserves. The Company's remaining limestone requirements were purchased.

Scrap and Other Materials. Supplies of steel scrap, tin, zinc, and other alloying and coating materials are readily available at competitive market prices.

PATENTS AND TRADEMARKS

The Company has the patents and licenses necessary for the operation of its business as now conducted. The Company does not consider its patents and trademarks to be material to the business of the Company.

EMPLOYEES

As of September 30, 1994, the Company employed 9,686 people. Approximately 7,500 (77%) of the Company's employees are represented by the USWA. The Company believes that its relationships with its collective bargaining units are good.

On August 27, 1993, the 1993 Settlement Agreement between the Company and the USWA was ratified by USWA members at the Company's three steel divisions and corporate headquarters. The new agreement, effective August 1, 1993 through July 1, 1999, protects the Company and the USWA from a strike or lockout for the duration of the agreement. Either the Company or the USWA may reopen negotiations after three years, except with respect to pensions and certain other matters, with any unresolved issues subject to binding arbitration. Under the 1993 Settlement Agreement, represented employees will receive improved pension benefits, bonuses to be paid over the term of the agreement, a $.50 per hour wage increase effective in August 1995, and an additional paid holiday for the years 1994, 1995 and 1996. The 1993 Settlement Agreement provides for the establishment of a VEBA Trust to which the Company has agreed to contribute a minimum of $10 million annually and, under certain circumstances, additional amounts calculated as set forth in the 1993 Settlement Agreement. The Company has agreed to grant to the VEBA Trust a second mortgage on the No. 5 coke oven battery at the Great Lakes Division. The 1993 Settlement Agreement also provides for opportunities to reduce health care costs and for flexible work practices and opportunities to reduce manning levels through attrition. In addition, the 1993 Settlement Agreement grants the USWA the right to nominate a candidate, subject to the approval of the Company's Board of Directors and stockholders, for a seat on the Company's Board of Directors. The Company estimates the additional annual cost resulting from the 1993 Settlement Agreement to be approximately $25 million per year through 1996. However, there is the potential that these higher costs may be reduced by productivity gains which are difficult to quantify. The Company is unable to estimate the impact of the 1993 Settlement Agreement beyond 1996 since it then may be reopened as discussed above.

In July 1994, a labor agreement was reached between NSPC and the USWA. The NSPC Labor Agreement, which has been ratified by the USWA and is pending approval by the Board of Directors, is effective July 1, 1994 through July 31, 1999. The NSPC Labor Agreement provides for a wage increase of approximately 3% over three years and modest increases in benefits, while simultaneously providing for work rule changes designed to increase productivity levels and operational efficiencies. With the agreement, and the subsequent reopening of the facility, all labor disputes between the Company, NSPC and the USWA regarding the idling of the NSPC facility were resolved. The NSPC Labor Agreement may be reopened in three years along with the 1993 Settlement Agreement.

OTHER PROPERTIES

Generally, the Company's properties are well maintained, considered adequate and being utilized for their intended purposes. The Company's corporate headquarters is located in Mishawaka, Indiana.

Except as stated below, the steel production facilities are owned in fee by the Company. A continuous caster and related ladle metallurgy facility and an electrolytic galvanizing line, which each service the Great Lakes Division, and a coke battery, which services the Granite City Division, are operated pursuant to the terms of operating leases with third parties and are not subject to a lien securing the Company's First Mortgage Bonds. The electrolytic galvanizing line lease, the coke battery lease and the continuous caster and related metallurgy facility lease are scheduled to expire in 2001, 2004 and 2008, respectively. Upon expiration, the Company has the option to extend the respective lease or purchase the facility at fair market value.

All land (excluding certain unimproved land), buildings and equipment (excluding, generally, mobile equipment) that are owned in fee by the Company at the Great Lakes Division, Granite City Division and Midwest Division are subject to a lien securing the First Mortgage Bonds, with certain exceptions, including a vacuum degasser and a pickle line which service the Great Lakes Division, a continuous caster which services the Granite City Division and the corporate headquarters in Mishawaka, Indiana. Additionally, the Company has agreed to grant to the VEBA Trust a second mortgage on the No. 5 coke oven battery at the Great Lakes Division.

For a description of certain properties related to the Company's production of raw materials, see "Raw Materials."

COMPETITION

The Company is in direct competition with domestic and foreign flat rolled carbon steel producers and producers of plastics, aluminum and other materials which can be used in place of flat rolled carbon steel in manufactured products. Price, service and quality are the primary types of competition experienced by the Company. The Company believes it is able to differentiate its products from those of its competitors by, among other things, providing technical services and support and utilizing its Product Application Center and Technical Research Center facilities and by its focus on improving product quality through, among other things, capital investment and research and development, as described above.

Imports. Domestic steel producers face significant competition from foreign producers and have been adversely affected by unfairly traded imports. Imports of finished steel products accounted for approximately 18% of the domestic market for the first nine months of 1994, approximately 14% of the domestic market in 1993 and approximately 15% of the domestic market in 1992 and 1991. Many foreign steel producers are owned, controlled or subsidized by their governments. Decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions.

In 1992, the Company and eleven other domestic steel producers filed unfair trade cases with the Commerce Department and the ITC against foreign steel producers covering imports of flat rolled carbon steel products. In June 1993, the Commerce Department imposed final antidumping and subsidy margins averaging 37% for all products under review. In July 1993, the ITC made final determinations that material injury had occurred in cases representing an estimated 51% of the dollar value and 42% of the volume of all flat rolled carbon steel imports under investigation. In the four product categories, injury was found in cases relating to 97% of the volume of plate steel, 92% of the volume of higher value-added corrosion resistant steel and 36% of the volume of cold rolled steel. No injury was found with respect to hot rolled steel products. For the first nine months of 1994, approximately 41% of the Company's shipments consisted of hot rolled steel, while 31% consisted of corrosion resistant steel, 16% consisted of cold rolled steel and less than 1% consisted of plate steel. Imports of products not covered by affirmative ITC injury determinations have increased and may continue to increase, which may have an adverse effect on the Company's shipments of these products and the prices it realizes for such products. The Company and the other domestic producers who filed these cases have appealed the negative decisions of the ITC and are defending appeals brought by foreign producers involving decisions favorable to domestic producers. These appeals are proceeding before the Court of International Trade in New York and, in the case of Canada, before Binational Dispute Panels under the U.S.-Canada Free Trade Agreement. Decisions from the Court of International Trade are expected in the first half of 1995. Separate Binational Dispute Panels upheld the ITC's injury determination in November 1994 and the majority of the Commerce Department's dumping margin determination in October 1994. Certain aspects of the Margin calculation were remanded to the Commerce Department, but the remand results are not expected to substantially effect the final margins for most respondents. Future increases in other steel imports are also possible, particularly if the value of the dollar should rise in relation to foreign currencies or if legislation implementing the recently concluded GATT Uruguay Round agreements is enacted in a form which substantially weakens United States trade laws.

Reorganized/Reconstituted Mills. The intensely competitive conditions within the domestic steel industry have been exacerbated by the continued operation, modernization and upgrading of marginal steel production facilities through bankruptcy reorganization procedures, thereby perpetuating overcapacity in certain industry product lines. Overcapacity is also caused by the continued operation of marginal steel production facilities that have been sold by integrated steel producers to new owners, who operate such facilities with a lower cost structure.

Mini-mills. Domestic integrated producers, such as the Company, have lost market share in recent years to domestic mini-mills. Mini-mills provide significant competition in certain product lines, including hot rolled and cold rolled sheets, which represented, in the aggregate, approximately 60% of the Company's shipments in 1993. Mini-mills are relatively efficient, low-cost producers which produce steel from scrap in electric furnaces, have lower employment and environmental costs and target regional markets. Thin slab casting technologies have allowed mini-mills to enter certain sheet markets which have traditionally been supplied by integrated producers. One mini-mill has constructed two such plants and announced its intention to start a third in a joint venture with another steel producer. Certain companies have announced plans for, or have indicated that they are currently considering, additional mini-mill plants for sheet products in the United States.

Steel Substitutes. In the case of many steel products, there is substantial competition from manufacturers of other products, including plastics, aluminum, ceramics, glass, wood and concrete. Conversely, the Company and certain other manufacturers of steel products have begun to compete in recent years in markets not traditionally served by steel producers.

ENVIRONMENTAL MATTERS

The Company's operations are subject to numerous laws and regulations relating to the protection of human health and the environment. The Company currently estimates that it will incur capital expenditures in connection with matters relating to environmental control of approximately $7.9 million and $13.6 million for 1994 and 1995, respectively. In addition, the Company expects to record expenses for environmental compliance, including depreciation, of approximately $70 million and $73 million for 1994 and 1995, respectively. Since environmental laws and regulations are becoming increasingly stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of future factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated. The costs for environmental compliance may also place the Company at a competitive disadvantage with respect to foreign steel producers, as well as manufacturers of steel substitutes, that are subject to less stringent environmental requirements.

In 1990, Congress passed amendments to the Clean Air Act which impose more stringent standards on air emissions. The Clean Air Act amendments will directly affect the operations of many of the Company's facilities, including its coke ovens. Under such amendments, coke ovens generally will be required to comply with progressively more stringent standards over the next thirty years. The Company believes that the costs for complying with the Clean Air Act amendments will not have a material adverse effect, on an individual site basis or in the aggregate, on the Company's financial condition, results of operations or liquidity.

In 1990, the EPA released a proposed rule which establishes standards for the implementation of a corrective action program under RCRA. The corrective action program requires facilities that are operating under a permit, or are seeking a permit, to treat, store or dispose of hazardous wastes to investigate and remediate environmental contamination. Currently, the Company is conducting an investigation at its Midwest Division facility. The Company estimates that the potential capital costs for implementing corrective actions at such facility will be approximately $8 million payable over the next several years. At the present time, the Company's other facilities are not subject to corrective action.

Since 1989, the EPA and the eight Great Lakes states have been developing the Great Lakes Initiative, which will impose standards that are even more stringent than the best available technology standards currently being enforced. As required under section 118 of the Clean Water Act, as amended, which is intended to codify the efforts of the EPA and such states under the Great Lakes Initiative, on April 16, 1993, the EPA published the proposed Guidance Document. Once finalized, the Guidance Document will establish minimum water quality standards and other pollution control policies and procedures for waters within the Great Lakes System. The EPA is required to publish the final Guidance Document by March 1995. Preliminary studies conducted by the AISI prior to publication of the proposed Guidance Document estimated that the potential capital cost for a fully integrated steel mill to comply with draft standards under the Great Lakes Initiative could range from approximately $50 million to $175 million and the potential annual operating and maintenance cost would be approximately 15% of the estimated capital cost. Until the Guidance Document is finalized and corresponding state laws and regulations are promulgated, the Company is unable to determine whether such estimates are accurate and whether the Company's actual costs for compliance will be comparable. Although the Company believes only the Great Lakes Division would be required to incur significant costs for compliance, there can be no assurances that compliance with the Great Lakes Initiative will not have a material adverse effect, on an individual site basis or in the aggregate, on the Company's financial condition, results of operations or liquidity.

The Company has recorded the reclamation and costs to restore its coal and iron ore mines at its shut down locations to their original and natural state, as required by various federal and state mining statutes.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state superfund statutes generally impose joint and several liability on present and former owners and operators, transporters and generators for remediation of contaminated properties regardless of fault. Currently, an inactive site located at the Great Lakes Division facility is listed on the Michigan Environmental Response Act Site List, but remediation activity has not been required by the Michigan Department of Natural Resources ("MDNR"). In addition, the Company and certain of its subsidiaries are involved as potentially responsible parties ("PRPs") in a number of off-site CERCLA or state superfund site proceedings. The more significant of these matters are described below. At several of these sites, any remediation costs incurred by the Company would be satisfied by NII's $10 million prepayment, and any costs in excess of $10 million would constitute Weirton Liabilities for which NII is required to indemnify the Company or other environmental liabilities for which NII has agreed to indemnify the Company.

Ilada Energy Company Site. The Company and certain other PRPs have performed a removal action pursuant to an order issued by the EPA under Section 106 of CERCLA at this waste oil/solvent reclamation site located in East Cape Girardeau, Illinois. The Company received a special notice of liability with respect to this site on December 21, 1988. The Company believes that there are approximately sixty-three PRPs identified at such site. Pursuant to an Administrative Order of Consent ("AOC"), the Company and other PRPs are currently performing a remedial investigation and feasibility study at such site to determine whether the residual levels of contamination of soil and groundwater remaining after the removal action pose any threat to either human health or the environment and therefore whether or not the site will require further remediation. During the remedial investigation and feasibility study, a floating layer of material, which the Company believes to be aviation fuel, was discovered above the groundwater. The Company does not know the extent of this contamination. Furthermore, the Company believes that this material is not considered to be a hazardous substance as defined under CERCLA. To date, neither the Company nor the other PRPs have agreed to remediate or take any action with respect to this material. Due to legal and factual uncertainties remaining at this site, the Company is unable to estimate its ultimate potential liability. To date, the Company has paid approximately $2 million for work and oversight costs.

Buck Mine Complex. This is a proceeding involving a large site, called the Buck Mine Complex, two discrete portions of which were formerly owned or operated by a subsidiary of the Company. This subsidiary was subsequently merged into the Company. The Company received a notice of potential liability from the MDNR with respect to this site on June 24, 1992. The Company's subsidiary had conducted mining operations at only one of these two parcels and had leased the other parcel to a mining company for numerous years. The MDNR alleges that this site discharged and continues to discharge heavy metals into the environment, including the Iron River. Because the Company and approximately eight other PRPs have declined to undertake a remedial investigation and feasibility study, the MDNR has advised the Company that it will undertake the investigation at this site and charge the costs thereof to those parties ultimately held responsible for the cleanup. The Company has received advice from various sources that the cost of the remedial investigation and feasibility study and the remediation at this site will be in the range of $250,000 to $400,000, which cost will be allocated among the parties ultimately held responsible. The Company does not have complete information regarding the relationship of the other PRPs to the site, does not know the extent of the contamination or of any cleanup that may be required and, consequently, is unable to estimate its potential liability, if any, in connection with this site.

Port of Monroe Site. In February 1992, the Company received a notice of potential liability from the MDNR as a generator of waste materials at this landfill. The Company believes that there are approximately 80 other PRPs identified at this site. The Company's records indicate that it sent some material to the landfill. A draft remedial investigation/feasibility study ("RI/FS") for remediation work has been prepared by the owner/operator PRPs and submitted to the MDNR for its approval. The cost of this RI/FS was approximately $280,000. In March 1994, the MDNR demanded reimbursement from the PRPs for its past and future response costs. The MDNR has since agreed to accept $500,000 as reimbursement for its past response costs incurred through October 1993. This settlement will be embodied in a consent decree, the terms of which have been finalized. The owner/operators of this site and certain of the generator/transporter PRPs (including the Company) have reached an agreement regarding an interim allocation that will generate sufficient funds to satisfy the PRPs' obligations under the above-described settlement with the MDNR. The Company's share under this interim allocation is approximately $50,000, which amount has been paid to the state. The owner/operator PRPs have advised the Company orally that the overall cost of the remedy for the site is expected to be less than $10 million. However, the Company does not yet have sufficient information regarding the nature and extent of contamination at the site and the nature and extent of the wastes that the other PRPs have sent to the site to determine whether the $10 million estimate is accurate. Based on currently available information, the Company believes that its proportionate share of the ultimate liability at this site will be no more than 10% of the total costs and has accrued for this exposure.

Hamtramck Site. In January 1993, the City of Hamtramck filed a complaint against the Sherwin-Williams Company and six other defendants seeking contribution of costs incurred in connection with the remediation of certain property located in Hamtramck, Michigan. In February 1993, the Sherwin-Williams Company filed a third party complaint against the Company and seven other third party defendants seeking contribution in connection with the site. The complaint alleges that the Company's Great Lakes Division engaged a third party waste oil hauler and processor that operated a tank farm at the site, to haul and/or treat some of the Division's waste oil. The Company entered into an agreement with the City of Hamtramck in 1983 pursuant to which the Company, without admitting liability, contributed to the funding of the cleanup of the tank farm, in return for which the City agreed to indemnify the Company for any releases. The Company has notified the City of this proceeding, and the City has agreed to defend and indemnify the Company in this matter. On June 8, 1994, a judicially-mandated mediation hearing took place for purposes of allocating costs incurred as of the date of the mediation hearing. The mediation panel issued a non-binding decision that the Company's apportioned liability for all response costs incurred as of June 8, 1994 in connection with this site is zero. The Company believes that it is not likely to have any liability for past or future response costs with respect to this site, and further believes that if any liability for such costs is ultimately assessed against the Company, it will be paid for by the City of Hamtramck.

Martha C. Rose Chemicals Superfund Site. This proceeding involves a former PCB storage, processing and treatment facility located in Holden, Missouri. The Company received an initial request for information with respect to this site on December 2, 1986. The Company believes that there are over 700 PRPs identified at this site. The Company believes that it sent only one empty PCB transformer there. In July 1988, the Company entered into a Consent Party Agreement with the other PRPs and paid $48,134 in connection with the remediation of such site. A record of decision selecting the final remedial action and an order pursuant to Section 106 of CERCLA requiring certain PRPs, not including the Company, to implement the final remedy have been issued by the EPA. Completion of construction of the remedy is scheduled for December 1994. To date, the PRP steering committee has raised approximately $35 million to pay for past removal actions, the remedial investigation and feasibility study and the final remedial action. The remediation project manager for the PRP group has advised that the final cost of the remedy will be less than $35 million.

Springfield Township Site. This is a proceeding involving a disposal site located in Springfield Township, Davisburg, Michigan in which approximately twenty-two PRPs have been identified. The Company received a general notice of liability with respect to this site on January 23, 1990. The Company and eleven other PRPs have entered into AOCs with the EPA for the performance of partial removal actions at such site and reimbursement of past response costs to the EPA. The Company's share of costs under the AOCs was $48,000. The PRPs are currently negotiating with the EPA regarding the final remedial action at such site. The EPA and the PRP steering committee have estimated the cost to implement the final remedy at approximately $33 million and $20 million, respectively, depending upon the final remedy. The Company is currently negotiating with the other PRPs with respect to its share of such cost and has offered to pay $175,000 in connection with the final remedy. On November 10, 1993, the EPA issued a unilateral order pursuant to Section 106 of CERCLA requiring the PRP steering committee to implement the groundwater portion of the final remedy. The members of the PRP steering committee have entered into an agreement among themselves for the implementation of the groundwater portion of the final remedy. Subject to a final determination by the EPA as to what must be included, a preliminary estimate by the PRP steering committee of the cost of such work is approximately $300,000. Additionally, in response to a demand letter from the MDNR, the PRP steering committee and the MDNR have negotiated an AOC pursuant to which the MDNR will be reimbursed approximately $700,000 for its past response costs incurred through July 1993. The Company has paid its share of this settlement amount, which was approximately $11,000. The Company has recorded its overall estimated liability for this matter, which totals approximately $175,000.

Rasmussen Site. The Company and nine other PRPs have entered into a Consent Decree with the EPA in connection with this disposal site located in Livingston, Michigan. The Company received a general notice of liability with respect to this site on September 27, 1988. The Company believes that there are approximately twenty-three PRPs at this site. A record of decision selecting the final remedial action for this site was issued by the EPA in March 1991. The PRP steering committee has estimated that remediation costs are approximately $18.5 million. Pursuant to a participation agreement among the PRPs, the Company's share of such costs is approximately $420,000, which has been accrued by the Company, of which $294,000 remains to be paid. To date the Company has paid approximately $126,000.

Berlin and Farro Liquid Incineration Site. The Company has been identified as a generator of small amounts of hazardous materials allegedly deposited at this industrial waste facility located in Swartz Creek, Michigan. The Company received an initial request for information with respect to this site on September 19, 1983. The Company believes that there are approximately 125 PRPs at this site. A record of decision selecting the final remedial action for this site was issued by the EPA in September 1991. The EPA and the PRP steering committee have estimated the cost of the selected remedy at approximately $8 million and $10.5 million, respectively. A third-party complaint has been filed against the Company by three PRPs for recovery of the EPA's past and future response costs. The Company has entered into a consent decree with the EPA, which was lodged with the court on February 25, 1994. Pursuant to such consent decree the Company's share of liability for past and future response costs and natural resource damages is $105,000, which amount has been paid. The terms of the proposed consent decree provide that settling defendants who are plaintiffs in the above-referenced cost recovery action will execute and file a dismissal with prejudice as to their claims against the de minimis settling defendants, including the Company. In addition, the MDNR has demanded that the Company reimburse the state for its past response costs incurred at this site. In July 1993, the MDNR offered and the Company accepted a "de minimis" buyout settlement of the state's claims for approximately $1,500, which amount has been paid.

Iron River (Dober Mine) Site. On July 15, 1994, the State of Michigan served M.A. Hanna Company ("M.A. Hanna") with a complaint seeking response costs in the amount of approximately $365,000, natural resource damages in the amount of approximately $2 million and implementation of additional response activities related to an alleged discharge to the Iron and Brule Rivers of acid mine drainage. M.A. Hanna operated the Dober Mine pursuant to a management agreement with the Company. M.A. Hanna has requested that the Company defend and indemnify it and the Company has undertaken the defense of the State's claim. The Company, however, reserved the right to terminate such defense. The Company filed on behalf of M.A. Hanna an answer to the complaint denying liability at this site. The Company is unable to estimate its potential liability, if any, at this site because it does not have information concerning the nature and extent of the contamination at this site, the involvement of other PRPs and the nature of the remedy to be implemented.

Conservation Chemical Company Site. In a General Notice of Potential Liability letter dated September 28, 1994, the EPA advised that it has information that the Company's Midwest Division is a PRP with respect to the Conservation Chemical Company site located in Gary, Indiana. The letter further advised that EPA plans to implement a removal action at the site. Attached to the General Notice Letter was a list of the PRPs which received the letter. That list consists of 225 entities. On November 10, 1994, a meeting was held at which the EPA provided the PRPs with information concerning the proposed removal action. At that meeting, the EPA advised that its estimate of the cost of this removal action would be in the range of $6 to $10 million (this estimate does not include the cost of groundwater remediation, if any is determined to be necessary). Additionally, the EPA advised that it had incurred response and oversight costs of approximately $2.8 million through August 1994. Based upon preliminary information, it appears that PRPs who sent less than 300,000 gallons of material to the site would be considered "de minimis." Because the Company's Midwest Division sent approximately 10,000 gallons of material to this site, it is likely that the Company will qualify for participation in the "de minimis" group. The EPA has advised that it would expect to have an administrative order on consent in place by February 1995 pursuant to which the PRPs will perform the removal action.

NII Sites.

Remediation costs incurred by the Company at the following sites constitute Weirton Liabilities or other environmental liabilities for which NII has agreed to indemnify the Company: the Swissvale Site, Swissvale, Pennsylvania; Buckeye Site, Bridgeport, Ohio; Lowry Landfill, Aurora, Colorado; and Weirton Steel Corporation Site, Weirton, West Virginia. The Company was notified of potential liability with respect to each of these sites as follows: the Swissvale Site-- February 1985; Buckeye Site--September 1991; Lowry Landfill--December 1990; and Weirton Steel Corporation Site--January 1993. In accordance with the terms of an agreement between the Company and NII, in January 1994, NII paid the Company $10 million as an unrestricted prepayment for environmental obligations which may arise after such prepayment and for which NII has previously agreed to indemnify the Company. Since NII retains responsibility to indemnify the Company for any remaining environmental liabilities arising before such prepayment or arising after such prepayment and in excess of $10 million, these environmental liabilities are not expected to have a material adverse effect on the Company's liquidity. However, the failure of NII to satisfy any such indemnity obligations could have a material adverse effect on the Company's liquidity. The Company's ability to fully realize the benefits of NII's indemnification obligation is necessarily dependent upon NII's financial condition at the time of any claim with respect to such obligations. NII is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. See "Certain Relationships and Related Transactions."

The Company, Earth Sciences, Inc. and Southwire Company are general partners in the Alumet Partnership ("Alumet"), which has been identified by the EPA as one of approximately 260 PRPs at the Lowry Landfill Superfund Site. In the August 1993 proposed plan, the EPA has estimated the overall discounted costs for implementing the selected remedial action to be approximately $98 million. Based on information received by the Company, it appears that Alumet may have contributed approximately 3.8% of the overall volume of industrial materials sent to this site. Alumet has presented information to the EPA in support of its position that the material it sent to this site is not a hazardous substance. To date, however, the EPA has rejected this position, and on November 15, 1993, Alumet received a demand letter from the EPA requesting approximately $15.3 million for its past response costs incurred as of the date of the letter. The Company believes that the same demand letter was sent to all PRPs that sent over 300,000 gallons of waste to the site. The Company does not have sufficient information to estimate its portion of any liability resulting from the $15.3 million demand. The owners and operators of the Lowry Landfill-- the City and County of Denver, Waste Management of Colorado, Inc. and Chemical Waste Management, Inc.--are performing the remediation activities at the site. The City and County of Denver (the "Plaintiffs") in December 1991 filed a complaint against 40 of the PRPs seeking reimbursement for past and future response costs incurred by the Plaintiffs at the Lowry Landfill site. Subsequently, the Plaintiffs reached a confidential settlement agreement with Earth Sciences, Inc. and unsuccessfully attempted to add Alumet as a third-party defendant. In June 1993, Alumet received a settlement demand from the owners and operators of the Lowry Landfill for response costs associated with Alumet's wastes that were not covered by the earlier confidential settlement agreement. On May 11, 1994, the EPA issued a Special Notice Letter to Alumet alleging that Alumet is a PRP under CERCLA for cleanup of the Lowry Landfill Site and demanding payment of the EPA's past and future response costs. In July 1994, the City and County of Denver, Waste Management of Colorado, Inc. and Chemical Waste Management filed a complaint against multiple entities, including Alumet, NII, the Company and Southwire. The complaint alleges that Alumet, NII, Southwire and the Company are liable under CERCLA for the costs of cleaning up the Lowry Landfill Site. The Company believes that whatever liability it may be ultimately assessed will be covered by NII's indemnity obligations. Because this is a complex site with numerous operable units, PRPs and different types of wastes, and because remediation activities at this site are occurring in various stages, the Company is unable to estimate its potential liability at this site.

In connection with the Buckeye Site, the Company and thirteen other PRPs have entered into an AOC with the EPA to perform a remedial design. The Company's allocated share for the remedial design, as established by a participation agreement for the remedial design executed by the PRPs, is 4.63% for the first $1.6 million and 5.05% thereafter. The EPA and the PRP steering committee have estimated the cost for the remedial design to be approximately $3 million. The EPA and the PRP steering committee have estimated the total cost for remediation activities at this site at approximately $50 million and $35 million, respectively. The PRPs are currently negotiating with the EPA to reduce the scope of the remediation activities at the site and, therefore, the ultimate cost of remediation at this site is not estimable. Additionally, the Company and the other thirteen PRPs are discussing an additional participation agreement and allocation governing the costs of the final remedial action and are continuing to identify other PRPs. The Company believes that its share of the final remedial action costs will not exceed 5.05%. On March 30, 1994, the Company was served with a complaint filed by Consolidation Coal Company, a former owner and operator of the site. Among other claims, the Complaint seeks participation from the Federal Abandoned Mine Reclamation Fund, joinder of certain public entities, one of which delivered waste to the site, and damages and indemnity from current owners of the site. One count of the Complaint names the Company and nine other industrial PRPs and seeks a determination of the allocation of responsibility among the alleged industrial generators involved with the site. The Company is reviewing the complaint and intends to defend all claims against it. Because this litigation is in the early stages, the Company is unable to estimate what liability, if any, it may have to the plaintiff.

In January 1993, the Company was notified that the West Virginia Division of Environmental Protection (the "WVDEP") had conducted an investigation at a site in Weirton, West Virginia which was formerly owned by the Company's Weirton Steel Division and is currently owned by Weirton Steel Corporation. The WVDEP alleged that samples taken from four groundwater monitoring wells located at this site contained elevated levels of contamination. Weirton Steel Corporation has agreed to cooperate with the WVDEP with respect to conducting a ground water monitoring program at the site. Because there has been no activity on this matter since the samples were taken, the Company does not have sufficient information to estimate its potential liability, if any, at this site.

The Company has been named as a third-party defendant in a governmental action for reimbursement of the EPA's response costs in connection with the Swissvale Site. The Company understands that on December 2, 1993, the EPA and the original defendants reached a tentative settlement agreement regarding the EPA's cost recovery claim for $4.5 million. Pursuant to that tentative settlement agreement, the original defendants will pay a total of $1.5 million. The original defendants have requested that the eighteen third-party defendants, including the Company, pay a total of $375,000. The Company has made a settlement offer and believes that its share should be less than $20,000.

Other

The Company and its subsidiaries have been conducting steel manufacturing and related operations at numerous locations, including their present facilities, for over sixty years. Although the Company believes that it has utilized operating practices that were standard in the industry at the time, hazardous materials may have been released on or under these currently- or previously-owned sites. Consequently, the Company potentially may also be required to remediate contamination at some of these sites. The Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation. However, based on its past experience and the nature of environmental remediation proceedings, the Company believes that if any such remediation is required, it will occur over an extended period of time. In addition, the Company believes that many of these sites may also be subject to indemnities by NII to the Company.

In addition to the aforementioned proceedings, the Company is or may be involved in proceedings with various regulatory authorities which may require the Company to pay various fines and penalties relating to violations of environmental laws and regulations, comply with applicable standards or other requirements or incur capital expenditures to add or change certain pollution control equipment or processes.

During 1992, the Wayne County Air Pollution Control Department (the "WCAPCD") issued approximately 36 notices of violation to the Company in connection with particulate emissions at the basic oxygen furnace shop and the ladle metallurgy facility servicing the Great Lakes Division. In 1993, the

WCAPCD issued approximately 39 additional notices of violation to the Company in connection with alleged exceedances of particulate emissions standards covering various process and fugitive emissions sources and as of September, 1994 the WCAPCD had issued approximately 14 additional notices of violation. The WCAPCD has agreed to settle all of these claims in exchange for the payment by the Company of a $227,250 penalty and the implementation by the Company of an environmental credit program valued at $227,250. Settlement documentation is currently being negotiated.

In connection with certain outfalls located at the Great Lakes Division facility, including the outfall at the 80-inch hot strip mill, the U.S. Coast Guard (the "USCG") issued certain penalty assessments in 1992. All of these assessments have been settled. Additionally, the USCG issued one new penalty assessment in 1994, which the Company has settled for $6,000. The USCG has also advised the Company that it may assess two additional penalties totaling $18,000. The Company has proposed settling these two additional potential matters for a total of $5,000. The MDNR, in April 1992, also notified the Company of a potential enforcement action alleging approximately 63 exceedances of limitations at the outfall at the 80-inch hot strip mill. The Company requested the MDNR to provide more information concerning these exceedances. In April 1993, the MDNR identified the dates of the alleged exceedances, but no further action has taken place. Additionally, in July 1994, the MDNR requested that the Company submit a comprehensive plan for addressing oil discharges from the 80-inch hot strip mill. The Company submitted the proposed plan in August 1994. In the event the Company is unable to maintain compliance with the terms and conditions of its National Pollution Discharge Elimination System permit through the implementation of its comprehensive plan, it may have to install additional control systems that could cost approximately $13 million.

The Coke Oven By-Products Plant at the Great Lakes Division currently discharges wastewater to the Detroit Water and Sewerage Department ("DWSD") treatment facility pursuant to a permit issued by the DWSD. The DWSD treats the Company's wastewater along with large volumes of wastewater from other sources and discharges such treated wastewaters to the Detroit River. The Company has appealed the total cyanide limit in the permit and has requested that the DWSD issue to the Company a variance from the cyanide limit. The DWSD denied the Company's request for a variance in April 1994, and the Company subsequently filed a timely petition for reconsideration. The Company and the DWSD are currently involved in technical discussions regarding the cyanide limit. In the event that the DWSD denies the Company any relief from the challenged cyanide limit, the Company likely will be required to install its own treatment facility at an estimated cost of approximately $8 million.

In connection with certain of these proceedings, the Company has only commenced investigation or otherwise does not have sufficient information to estimate its potential liability, if any. Although the outcomes of the proceedings described above or any fines or penalties that may be assessed in any such proceedings, to the extent that they exceed any applicable reserves, could have a material adverse effect on the Company's results of operations and liquidity for the applicable period, the Company has no reason to believe that any such outcomes, fines or penalties, whether considered individually or in the aggregate, will have a material adverse effect on the Company's financial condition. The Company's accrued environmental liabilities at September 30, 1994 and December 31, 1993 and 1992 were $13.0 million, $11.7 million and $15.5 million, respectively. Additionally, the Company has recorded a $10 million liability to offset the $10 million prepayment received by NII in January 1994 for certain NII sites.

LEGAL PROCEEDINGS

In addition to the matters specifically discussed below, the Company is involved in various legal proceedings occurring in the normal course of its business. In the opinion of the Company's management, adequate provision has been made for losses which are likely to result from these actions. To the extent that such reserves prove to be inadequate, the Company would incur a charge to earnings, which could have a material adverse effect on the Company's results of operations for the applicable period. The outcome of these proceedings, however, is not expected to have a material adverse effect on the financial condition of the Company. For a description of certain environmental matters involving the Company, see "Environmental Matters" above.

Baker's Port, Inc. v. National Steel Corporation

On July 1, 1988, Baker's Port, Inc. ("BPI") and Baker Marine Corporation ("BMC") filed a lawsuit in the District Court for San Patricio County, Texas against the Company, two of its subsidiaries, NS Land Company ("NS Land") and Natland Corporation ("Natland"), and several other defendants, alleging breach of their general warranty of title, violation of the Texas Deceptive Trade Practice Act (the "DTPA") and fraud, in connection with the sale by Natland to BPI in 1981 of approximately 3,000 acres of land near Corpus Christi, Texas. Approximately $24.7 million of the purchase price was in the form of a note (the "Note") secured by a Deed of Trust (mortgage) and BMC's guarantee. BPI and BMC sought actual damages in excess of $55 million, or, alternatively, rescission of the sale, and exemplary damages in excess of $155 million, as well as treble damages under the DTPA. Natland counterclaimed for the amount defaulted on by BPI under the Note which totaled approximately $19 million at the time of trial. The State of Texas also claimed the rights to certain riparian lands. On September 7, 1990, after trial, a judgment was entered, holding, among other things, (i) that the affirmative claims of BPI and BMC were barred, except that the finding of $22 million in damages for fraud could be used as a setoff against the Note and except as set forth in (iii) below,
(ii) that recovery by Natland on the Note was barred due to the setoff referred to in (i) above, (iii) that BPI was entitled to approximately $.4 million plus pre-judgment interest thereon in the sum of approximately $.5 million, plus post-judgment interest thereon and (iv) that Natland's Deed of Trust lien on the property was fully released and discharged. On June 30, 1993, the Court of Appeals issued an opinion generally in favor of the Company and its subsidiaries. The Court of Appeals affirmed in part and reversed and remanded in part the judgment of the trial court. Specifically, the Court of Appeals (i) affirmed the dismissal by the trial court of the title claims brought by the State of Texas, (ii) reversed the finding by the trial court of $22 million of damages for fraud, which had been applied to offset the entire amount then owing on the Note, (iii) reversed the trial court's award of approximately $.4 million plus pre-judgment interest thereon in the amount of approximately $.5 million plus post-judgment interest and (iv) remanded the case for a new trial on one remaining title claim. All parties filed appeals with the Texas Supreme Court which subsequently declined to hear them. As a result, the appellate rights available to the parties have been exhausted, and the case has been remanded for a new trial on limited issues. A trial date has not yet been set by the court, but a pretrial conference on the matter has been scheduled for November 21, 1994. As of December 31, 1993, approximately $13.3 million in principal and $10.8 million in interest was due under the Note. The Company has reserved the entire amount owing under the Note and an additional $.9 million in its financial statements.

Detroit Coke Corporation v. NKK Chemical USA, Inc.

On October 4, 1991, Detroit Coke Corporation ("Detroit Coke") filed a lawsuit against NKK Chemical USA, Inc. ("NKK Chemical") and the Company in the United States District Court for the Eastern District of Michigan, Southern Division, alleging damages in excess of $160 million arising under coal and coke purchase and sale agreements among the parties and a subsidiary of the Company. Detroit Coke alleges that the defendants supplied it with defective coal and coal blends, which caused damage to its coke making facility and environmental problems, thereby forcing the shutdown of its facility. On July 2, 1992, the action was transferred to the United States District Court for the Western District of Pennsylvania. In October 1992, Detroit Coke added a new defendant, Trans-Tech Corporation, and claimed an additional $1.4 million allegedly due for coke and coke oven gas sales. In August 1994, Detroit Coke filed a motion for leave to amend its complaint to clarify its theories of relief, alleging that certain coal and coke purchase and sale agreements among the parties were one integrated transaction and that it has suffered damages it believes exceed $150 million. The Company has previously denied all of the allegations of Detroit Coke and is defending this action. The Company will file a response to Detroit Coke's motion to file a second amended complaint and file an answer to the second amended complaint if Detroit Coke's motion is granted. Discovery has been completed and all parties have filed pretrial statements. All defendants have filed Motions for Summary Judgment. No decisions have been rendered to any of these Motions, and this matter will not reach the trial stage before January 1995. In connection with the Detroit Coke litigation, the Company has agreed to limited indemnification of NKK Chemical and Trans-Tech Corporation and to reimburse such parties for a portion of their legal fees in connection with this matter.

Donner-Hanna Coke Joint Venture

Hanna Furnace Corporation ("Hanna"), a wholly-owned subsidiary of the Company, was a 50% participant, along with LTV Steel Company, Inc. ("LTV"), in the Donner-Hanna Coke Joint Venture ("Donner-Hanna") which ceased its coke making operations in 1982. LTV filed a petition in July 1986 with the United States Bankruptcy Court for the Southern District of New York for relief under Chapter 11 of the Bankruptcy Code, and, with the approval of the Bankruptcy Court, rejected the Donner-Hanna-Coke Joint Venture Agreement. As a result of LTV's actions, Donner-Hanna has failed to make its annual minimum pension contributions to the trustee of its salaried and hourly pension plans (the "Plans") for each of the plan years 1985 through 1992 in the aggregate amount of approximately $7.2 million. The Company estimates the 1993 minimum contribution to be $.7 million, which also has not been made. The Company has fully reserved for these amounts at December 31, 1993. The total unfunded liability of the Plans was determined to be $15.5 million on May 20, 1993, for purposes of settling Hanna's bankruptcy claim against LTV. Since July 1991, the Pension Benefit Guaranty Corporation (the "PBGC") has funded the monthly pension benefits under the hourly pension plan. On August 13, 1993, the Internal Revenue Service assessed Hanna, as a general partner of Donner-Hanna, approximately $2.7 million for excise taxes (including interest through August 31, 1993) and penalties for plan years 1985 through 1991 arising from the failure to meet minimum funding standards for the Plans. In November 1993, Hanna contributed approximately $1.2 million to the salaried plan, representing proceeds from the sale of LTV stock received for Hanna's claim in the LTV bankruptcy proceeding. On December 30, 1993, the Pension Benefit Guarantee Corporation ("PBGC") notified Hanna and the Pension Committee for the Plans that the PBGC was terminating the hourly plan retroactive to July 1, 1991, and was terminating the salaried plan as of December 31, 1993. In February 1994, the PBGC submitted a proposed Termination Agreement to the Company for review. The PBGC and the Pension Committee for the Plans did not reach agreement on the PBGC's proposed Termination Agreement, and, on July 8, 1994, the PBGC filed an application in the United States District Court for the Western District of New York to terminate Donner-Hanna's hourly pension plan retroactively to July 1, 1991 and the salaried plan retroactively to December 31, 1993. The Court has ordered that the Plans be terminated no later than the dates requested by the PBGC. Hanna has been granted leave to intervene in this proceeding for the purpose of contending that the Plans should be deemed to have been terminated as of an earlier date. Hanna is liable to the PBGC for the underfunding of the Plans. Depending upon the date the Plans are deemed to have been terminated, Hanna's liability is estimated to range from $12.3 million to $16.9 million. The Company has accrued the maximum amount in this range. There has been no funding in 1994 of either of the Plans. The PBGC has indicated that it may seek to hold the Company liable for the unfunded liability of the Plans. Although the Company believes that under applicable law Hanna is solely liable and the Company has valid defenses to any such action by the PBGC, the Company is unable to predict with certainty the final outcome of any such action by the PBGC.

USX Corporation v. National Steel Corporation

In June of 1994, USX Corporation ("USX") sued the Company, three of its directors, six other individuals who became officers of the Company on June 1, 1994 and NKK Corporation in Indiana State Court, alleging that the defendants misappropriated trade secrets and other confidential information of U.S. Steel's

Gary Works, interfered with USX's relationship with its former employees, and engaged in corporate raiding and unfair trade practices involving USX's tin plate and automotive business with the intent to cause injury. The core of the claims is that the Company had hired five management employees and one former management employee of Gary Works who had signed confidentiality agreements while employees of USX. None of the six former USX employees had signed employment agreements or covenants not to compete. USX requested injunctive relief and unspecified monetary damages. Following a hearing on the request for the preliminary injunction, the Indiana trial court in June of 1994 denied USX's preliminary injunction request, holding that there had been no showing that any of the six former USX employees had misappropriated USX trade secrets or had engaged in any illegal conduct. USX's claims for a permanent injunction and monetary relief remain pending. No material developments have occurred in the litigation since the denial of the request for a preliminary injunction.

Management believes that the final disposition of the Baker's Port, Detroit Coke, Donner-Hanna Coke and USX Corporation matters will not have a material adverse effect, either individually or in the aggregate, on the Company's financial condition or results of operations, but could have a material adverse effect on liquidity.

                                MANAGEMENT

The following table sets forth, as of October 1, 1994, certain information with respect to the executive officers of the Company:

                            EXECUTIVE
NAME (AGE)                OFFICER SINCE                      POSITION
- ----------                -------------                      --------
Osamu Sawaragi (65).....      1990      Chairman of the Board
V. John Goodwin (50)....      1994      President and Chief Operating Officer
Robert M. Greer (58)....      1994      Senior Vice President and Chief Financial Officer
Keisuke Murakami (55)...      1991      Vice President--Administration
Hiroshi Matsumoto (43)..      1994      Vice President and Assistant to the President
David L. Peterson (44)..      1994      Vice President and General Manager--Great Lakes
                                        Division
Kenneth J. Leonard (45).      1993      Vice President and General Manager--Granite City
                                        Division
Robert G. Pheanis (58)..      1994      Vice President and General Manager--Midwest
                                        Division
William E. Goebel (55)..      1993      Vice President--Marketing and Sales
David A. Pryzbylski
 (45)...................      1994      Vice President--Human Resources and Secretary
George D. Lukes (48)....      1994      Vice President--Quality Assurance and Customer
                                        Satisfaction
David A. Chatfield (54).      1987      Vice President--Diversified Businesses, Services
                                        and Support
Richard S. Brzenk (52)..      1987      Vice President--Information Systems
James L. Wainscott (37).      1991      Treasurer and Assistant Secretary
Carl M. Apel (38).......      1992      Corporate Controller, Accounting and Assistant
                                        Secretary
Milan J. Chestovich
 (52)...................      1985      Assistant Secretary

Biographical information concerning certain of the Company's senior executive officers is presented below.

V. John Goodwin, President and Chief Operating Officer. Mr. Goodwin joined the Company as President and Chief Operating Officer in June 1994. Mr. Goodwin was formerly employed by U.S. Steel Corporation ("U.S. Steel") for twenty seven years beginning in 1967 and held a variety of operating assignments at its Fairless Works. He became general foreman of the facility's hot strip mill in 1976 and division superintendent of Rolling Operations in 1981. In 1984, Mr. Goodwin was promoted to general manager of U.S. Steel's Mon Valley Works. In 1987, he was named general manager of U.S. Steel's Gary Works, the country's largest steel plant ("Gary Works").

Robert M. Greer, Senior Vice President and Chief Financial Officer. Mr. Greer joined the Company as Senior Vice President and Chief Financial Officer in June 1994. Mr. Greer was formerly employed by U.S. Steel for thirty three years in a variety of financial assignments pertaining to steel operations, raw materials and both international and Great Lakes shipping. Prior to retiring in April 1994, he had been plant controller at the Gary Works. Mr. Greer was involved at U.S. Steel in a number of cost improvement activities, negotiations with suppliers and other steel companies and other projects involving asset redeployments.

Keisuke Murakami, Vice President--Administration. Mr. Murakami joined the Company in 1991 as vice president--technical and management coordination and assumed his present responsibilities the following year. Previously, Mr. Murakami had served since 1962 in various positions with NKK. He has had experience in corporate planning through service as general manager--operations scheduling at NKK's Fukuyama Works facility and later as general manager-- corporate planning for Toshin Steel Corporation, a major NKK subsidiary. Before transferring to the Company, he had been serving as general manager--business and product development at NKK's headquarters.

Hiroshi Matsumoto, Vice President and Assistant to the President. Mr. Matsumoto joined the Company in June 1994, following eighteen years with NKK. Mr. Matsumoto served as manager of NKK's corporate planning department from 1982 to 1986. For the following three years, he was a guest fellow at The Brookings Institution, lecturing on "The Trade Balance Between Japan and the United States--Problems and Solutions." In 1989 he was appointed to serve as the first senior representative in the Washington, D.C. office of its American subsidiary, NKK America Inc.

David L. Peterson, Vice President and General Manager--Great Lakes Division. Mr. Peterson joined the Company in June 1994 as Vice President and General Manager--Great Lakes Division. Mr. Peterson had formerly been employed by U.S. Steel since 1971. He was promoted to the plant manager level at U.S. Steel in 1988 and directed all operating functions from cokemaking to sheet and tin products. In 1988 he was named plant manager--primary operations at the Gary Works. He is credited with the transition at the Gary Works to 100% continuous casting of all sheet, tin and plate products.

Kenneth J. Leonard, Vice President and General Manager--Granite City Division. Mr. Leonard began his career with the Company in 1983 as assistant engineering manager--primary facilities at the Company's headquarters, following work with several construction and manufacturing companies. A year later he was promoted to project manager--major projects. Late in 1984 Mr. Leonard moved to the Company's Granite City Division as manager--engineering, subsequently being promoted to director--ironmaking and assistant general manager--administration. He was promoted to his present position in 1993.

Robert G. Pheanis, Vice President and General Manager--Midwest Division. Mr. Pheanis joined the Company in June 1994 as Vice President and General Manager-- Midwest Division. Mr. Pheanis formerly served in various management positions at U.S. Steel at the Gary Works for 35 years and in 1992 was named its plant manager--finishing operations, with responsibility for its total hot rolled, sheet and tin operations.

William E. Goebel, Vice President--Marketing and Sales. Mr. Goebel joined the Company in 1968 following employment with Morgan Guaranty Trust Company and Bethlehem Steel Corporation. After assignments in the Company's New York and Philadelphia district sales offices, he moved to the Great Lakes Division as a product manager--cold rolled in 1979. He transferred to the corporate marketing and sales department in 1981, holding a succession of management posts before assuming the Company's top marketing and sales post in 1993.

David A. Pryzbylski, Vice President--Human Resources and Secretary. Mr. Pryzbylski joined the Company in June 1994 as Vice President--Human Resources and Secretary. Mr. Pryzbylski was employed by U.S. Steel for fifteen years, serving since 1987 as the senior employee relations executive at the Gary Works. He was active in implementing a health care cost control strategy, developed a technical training program that enabled the plant to become the first steel mill to receive the National Maintenance Excellence Award and negotiated a productivity improvement plan with the USWA.

George D. Lukes, Vice President--Quality Assurance and Customer Satisfaction. Mr. Lukes joined the Company in June 1994 to fill the newly created position of Vice President--Quality Assurance and Customer Satisfaction. Mr. Lukes had previously been employed by U.S. Steel since 1968. He served in a succession of process, product and administrative metallurgical posts before being appointed manager--quality assurance at the Fairless Works in 1983. Four years later he moved to the Gary Works in a similar capacity and is credited with being instrumental in the mill's receipt of thirty seven quality recognition awards, including those of the nation's "Big 3" auto companies.

David A. Chatfield, Vice President--Diversified Businesses, Services and Support. Dr. Chatfield joined the Company's research & development department in 1965. He held management posts in that department before moving to the Midwest Division, where he ultimately became operating superintendent for its tin finishing and galvanizing facilities. He then served as director--quality control for the Granite City Division before returning to the Midwest Division as vice president and general manager in 1984. He moved to corporate headquarters in 1987 as vice president--technology and was named vice president--engineering and diversified businesses in 1992. He was named vice president and general manager of the Great Lakes Division in 1993 and assumed his present duties in June 1994.

Richard S. Brzenk, Vice President--Information Systems. Mr. Brzenk joined the Company as a programmer at its Granite City Division in 1965. Following several supervisory and management assignments at that division, he moved to corporate headquarters as general manager--data center operations and program support, in 1976. He returned to the Granite City Division in 1982 as manager--process control and later was promoted to director--information systems of the division in 1983. He returned to headquarters and was promoted to his present position in 1987.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Summarized below are certain transactions and arrangements that exist among the Company, NKK and NII.

As previously stated, on September 13, 1983, the Company became a wholly-owned subsidiary of NII. On January 11, 1984, the Company sold the principal assets of its Weirton Steel Division to Weirton Steel Corporation, a corporation owned by an employee stock ownership trust. In connection with the sale, the Company retained liability for the Weirton Liabilities, including certain existing and contingent environmental and other liabilities and liabilities for certain employee benefits for Weirton employees, including, principally, pension benefits for active employees based on service prior to the sale and pension benefits, life insurance and health care obligations for the then retired employees (the "Weirton Benefit Liabilities").

On August 31, 1984, NKK purchased 50% of the capital stock of the Company from NII. Pursuant to the terms of that transaction, NII agreed with the Company to provide funds to the Company for the payment of, and to indemnify the Company against, the Weirton Liabilities. NII also agreed to indemnify the Company for certain other environmental liabilities related to the former operations of The Hanna Furnace Corporation, a subsidiary of the Company, and the Donner Hanna Coke Joint Venture, a joint venture of The Hanna Furnace Corporation and LTV Steel Company, Inc. See "Business--Legal Proceedings."

On June 26, 1990, NKK, NII and the Company executed a Stock Purchase and Recapitalization Agreement (the "Recapitalization Agreement") that resulted in changes to the capital structure of the Company and the relative percentage ownership positions of NKK and NII in the Company. Pursuant to the terms of the Recapitalization Agreement, in exchange for a portion of the Common Stock held by NII, the Company issued to NII the Series A Preferred Stock and the Series B Preferred Stock. At that same time, NKK purchased from NII the Series A Preferred Stock and additional shares of Common Stock held by NII, representing in the aggregate an additional 20% of the capital stock of the Company, in exchange for $146.6 million in cash and the Put Right (as defined below), resulting in NKK obtaining a 70% ownership and voting interest in the Company and in NII's ownership and voting interest in the Company decreasing to 30%. NII transferred to the Company the $146.6 million received from NKK in this transaction in exchange for the Company releasing NII from a net present value equivalent amount of NII's indemnification obligations with respect to a portion of the Weirton Benefit Liabilities (the "released Weirton Benefit Liabilities"). At December 31, 1993, the released Weirton Benefit Liabilities (including current and long-term portions) totalled $140.1 million. NII continues to be obligated to indemnify the Company for all other Weirton Liabilities, including the remaining unreleased Weirton Benefit Liabilities. Based upon the Company's actuarial analysis, the amount of the unreleased Weirton Benefit Liabilities at September 30, 1994 and December 31, 1993 approximate the aggregate remaining dividend and redemption payments of $106.8 million and $112.7 million, respectively, applicable to the Series B Preferred Stock. The remaining Weirton Liabilities, including possible environmental liabilities relating to certain matters occurring or existing prior to the sale of the Weirton Steel Division by the Company in January 1984, are not currently estimable primarily due to the possibility of future factual or regulatory developments with respect to environmental matters. See, for example, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental" for a discussion of the proposed regulations establishing standards for corrective action under RCRA which may require indeterminable expenditures for environmental remediation in the future and "Business--Environmental Matters" for a discussion of the difficulties associated with estimating remediation costs at certain of the sites for which NII is required to indemnify the Company.

In October 1993 NII converted on a share for share basis all of its Class A Common Stock to Class B Common Stock, resulting in NKK having a 75.6% voting interest in the Company. NII sold all but 70,000 of its shares of Class B Common Stock in the market in January 1994.

Dividend payments on the Series B Preferred Stock are payable quarterly generally in the form of a release of NII from its obligation to indemnify the Company for a corresponding amount of the remaining unreleased portion of the Weirton Benefit Liabilities to the extent such liabilities are due and owing, with the balance, if any, payable in cash. For the period ending December 31, 1993, Series B Preferred Stock dividends totaling $12.0 million were paid through the release of NII from and payment to the pension trustee of $10.6 million of previously unreleased Weirton Benefit Liabilities, and a cash dividend of $1.4 million to reimburse NII for an obligation incurred in connection with the Weirton Benefit Liabilities. Also in 1993, the Company used approximately $68 million of the net proceeds of the IPO to redeem 50% of the outstanding shares of Series B Preferred Stock held by NII. Pursuant to the terms of the Series B Preferred Stock and certain other agreements between the Company and NII, the Company paid the redemption amount directly to the pension trustee referred to below and released NII from a corresponding portion of NII's indemnification obligations with respect to certain Weirton Benefit Liabilities.

Ten thousand shares of Series B Preferred Stock are presently subject to mandatory redemption by the Company in August 2000 at a redemption price of $58.3 million. At December 31, 1993, the redemption value for such shares was approximately $62.2 million. Based upon the Company's actuarial analysis, redemption of these shares will be made in the form of a release of NII from its obligation to indemnify the Company for a corresponding amount of the remaining unreleased Weirton Benefit Liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Sources of Capital" and "Description of Capital Stock--Preferred Stock."

Dividend and redemption payments with respect to the Series B Preferred Stock reduce the Company's cash flow, even though they are paid in the form of a release of NII from such obligations, because the Company is obligated, subject to certain limited exceptions, to pay such amounts to the trustee of the pension plan included in the Weirton Benefit Liabilities.

If any dividend or redemption payment otherwise required pursuant to the terms of the Series B Preferred Stock is less than the amount required to satisfy NII's then current indemnification obligation, NII would be required to pay such shortfall in cash to the Company. The Company's ability to fully realize the benefits of NII's indemnification obligations is necessarily dependent upon NII's financial condition at the time of any claim with respect to such obligations. NII is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. The Annual Report on Form 10-K for the fiscal year ended March 31, 1993 of NII and other reports and other information filed by NII with the Commission can be inspected and copied at, and copies of such material can be obtained from, the public reference facilities maintained by the Commission, and such material can be inspected at the offices of the NYSE.

The Recapitalization Agreement also created the Series A Preferred Stock which carries annual cumulative dividend rights of $806.30 per share, which equates to an 11% yield. The Series A Preferred Stock is held by NKK and $36.7 million was outstanding at December 31, 1993, 1992 and 1991. Dividends on the Series A Preferred Stock are paid quarterly in cash and totalled $4 million in each of the years ended December 31, 1993 and 1992.

Upon the occurrence of certain events detailed in the Recapitalization Agreement, prior to or coincident with the final redemption of the Series B Preferred Stock, the released Weirton Benefit Liabilities will be recalculated by an independent actuary. Any adjustment to bring the balances of the released Weirton Benefit Liabilities to such recalculated amount will be reflected in the Series B Preferred Stock redemption proceeds and, if necessary, additional payment by NII. If the Company does not meet the Series B Preferred Stock dividend and redemption obligations when due, NII has the right to cause NKK to purchase NII's Series B Preferred Stock dividend and redemption rights (the "Put Right").

The Company has granted to NKK, pursuant to the Recapitalization Agreement, the right, subject to certain conditions and exceptions, to include all or any portion of each of its shares of Common Stock in certain registration statements covering offerings of Common Stock by the Company. The Company has agreed to pay all of the costs associated with the inclusion of any such shares in the Company's registration statements, except underwriting discounts and commissions. In any such case, the Company has agreed to indemnify NKK and its subsidiaries and affiliates and its officers, directors and controlling persons against certain liabilities in respect of any registration of its shares covered by the above provisions.

As of February 3, 1993, NKK, NII and the Company entered into a definitive agreement (the "Agreement") which amends in certain respects the terms and conditions of the Recapitalization Agreement. Among other things, the Agreement provides that NII must pay to the Company, from a portion of the proceeds of any sale of its shares of Common Stock, up to $10 million as a prepayment to the Company to pay environmental liabilities which may arise after such prepayment and for which NII has previously agreed to indemnify the Company. As described above, in January 1994, NII sold substantially all of its shares of Class B Common Stock and, pursuant to the Agreement, paid to the Company the $10 million prepayment. The Agreement provides that if the Company does not have to make certain levels of expenditures by certain dates (up to $10 million over a 20 year period) to pay environmental liabilities indemnified by NII, the difference between the amount spent by the Company and $10 million will be paid by the Company to NII as provided by the terms of the Agreement. Under the Agreement, NII would continue to be obligated to indemnify the Company for all other liabilities for which NII has previously agreed to indemnify the Company, including any environmental liabilities arising after such prepayment and in excess of $10 million (as reduced by any above described repayments to NII). The Agreement also provides that the Company will not, prior to 1998, exercise its option, without NII's consent, to redeem early the 10,000 shares of Series B Preferred Stock subject to mandatory redemption in August 2000. In addition, the registration rights provisions contained in the Recapitalization Agreement would continue to apply for the benefit of NKK but with respect to Class B Common Stock.

The above descriptions of the Recapitalization Agreement and the Agreement provide a summary of the material terms of such agreements. The
Recapitalization Agreement and the Agreement have been filed with the Commission as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

The Company had borrowings with an affiliate of NKK for the years ended December 31, 1993 and 1992 in amounts totaling $343.3 million and $309.5 million, respectively, related to the financing of the rebuild of the No. 5 Coke Oven Battery servicing the Great Lakes Division. The Company may use a portion of the net proceeds of the Offering to repay all or a portion of a $117.0 million tranche of the Coke Battery Loan. See "Use of Proceeds."

Natcoal, Inc., a wholly owned subsidiary of the Company, sold coal to and the Company purchased coke from a subsidiary of NKK in 1991 in amounts totaling $7.5 million and $22.5 million, respectively. There were no such coal sales or coke purchases of this type subsequent to 1991. Accounts receivable and accounts payable relating to these transactions totaled $3.2 million and $2.5 million, respectively, at September 30, 1994 and December 31, 1993 and 1992. During the first nine months of 1994, the Company purchased approximately $21 million of slabs produced by NKK, with such purchases made from trading companies in arms' length transactions and on terms no less favorable than those available to the Company from unaffiliated parties. Accounts payable relating to these purchases totaled approximately $11 million on September 30, 1994.

The Company's selling, general and administrative expenses for the years ended December 31, 1992 and 1991 included charges of $2.2 million and $3.9 million, respectively, for facilities provided and direct services performed by NII for the benefit of the Company, all of which arrangements have expired or have been terminated.

                       DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 30,000,000 shares of Class A Common Stock, par value $.01 per share, 65,000,000 shares of Class B Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), issuable in series. The Board of Directors has designated a series of 5,000 shares as Series A Preferred Stock, and a series of 20,000 shares as Series B Preferred Stock. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

Dividends

The holders of Common Stock will be entitled to receive dividends when and as dividends are declared by the Board of Directors of the Company out of funds legally available therefor, provided that, if any shares of Preferred Stock are at the time outstanding, the payment of dividends on the Common Stock or other distributions may be subject to the declaration and payment of full cumulative dividends on outstanding shares of Preferred Stock. Payment of dividends on the Common Stock is currently prohibited by certain provisions in the Company's financing arrangements. Holders of Class B Common Stock and Class A Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. No dividend may be declared or paid in cash, property, Common Stock or Preferred Stock convertible into Common Stock on either the Class A Common Stock or Class B Common Stock unless a corresponding dividend is paid simultaneously on the other class of Common Stock. If stock dividends are declared, holders of Class A Common Stock will receive shares of Class A Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock. See "Dividend Policy."

Voting Rights

Except for matters where applicable law requires the approval of one or both classes of Common Stock voting as separate classes and as otherwise described below, holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to two votes per share. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock would be required to approve, among other matters, an adverse change in the powers, preferences or special rights of the shares of Class B Common Stock. For so long as NKK (including entities in which NKK holds a majority of the economic and voting interest) owns Common Stock representing a majority of the combined voting power of the outstanding capital stock of the Company, any proposed amendment to the terms of the Common Stock, in addition to any vote required by law (including the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Common Stock), will require the approval of the holders of a majority of the shares of Class B Common Stock not owned by NKK or NII (including entities in which NKK or NII, respectively, holds a majority of the economic and voting interest) and voting on such proposed amendment provided that a majority of the shares of Class B Common Stock not owned by NKK or NII (including entities in which NKK or NII, respectively, holds a majority of the economic and voting interest) vote on such proposed amendment.

Conversion Rights

Shares of Class A Common Stock are convertible into Class B Common Stock on a one-to-one basis at any time at the option of the holders thereof. See "-- Transferability" and "Underwriting." In addition, in the event that any share of Class A Common Stock ceases to be owned by NKK or entities in which NKK holds a majority of the economic and voting interest, then, without any action on the part of the holder thereof, each such share of Class A Common Stock will automatically convert into a share of Class B Common Stock. In the event that, at any time, NKK (including entities in which NKK holds a majority of the economic and voting interest) shall own Common Stock representing less than a majority of the combined voting power of the then-outstanding capital stock of the Company, then, without any action on the part of the holders thereof, each outstanding share of Class A Common Stock will automatically convert into a share of Class B Common Stock.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors, and the aggregate liquidation preference of any Preferred Stock then outstanding will be distributed to the holders of Class A Common Stock and Class B Common Stock, ratably as a single class in proportion to the number of shares held by them.

Reorganization, Consolidation or Merger

In the event of a reorganization, consolidation or merger of the Company, each holder of a share of Class A Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of a share of Class B Common Stock and each holder of a share of Class B Common Stock shall be entitled to receive the same kind and amount of property receivable by a holder of Class A Common Stock.

Repurchases of Common Stock

In the event the Company makes an offer to NKK to purchase any of its shares of Class A Common Stock or to exchange shares of Class A Common Stock for other securities of the Company, the Company is required to make an offer to purchase or exchange Class B Common Stock on identical terms to holders of Class B Common Stock on a ratable basis.

No Preemptive Rights

The holders of Class B Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights.

Transferability

There is no restriction on the transfer of Class B Common Stock, subject to the agreement of NKK with the Underwriters that, until 90 days from the date of this Prospectus, NKK will not, without the prior written consent of J.P. Morgan Securities Inc., sell or contract to sell or otherwise dispose of any shares of capital stock of the Company, including the Common Stock. Shares of Class A Common Stock may be converted into shares of Class B Common Stock and sold at any time provided that either such shares have been registered in accordance with the Securities Act or are sold pursuant to an applicable exemption from the registration requirements of the Securities Act. See "Underwriting" and "-- Conversion Rights." The Company has granted NKK certain registration rights with respect to their shares of Common Stock. See "Certain Relationships and Related Transactions." NKK has informed the Company that NKK has no present intention to dispose of any shares of its Common Stock.

Transfer Agent and Registrar of Class B Common Stock

The transfer agent and registrar for the Class B Common Stock is Mellon Securities Trust Company, a subsidiary of Mellon Bank Corporation.

PREFERRED STOCK

Pursuant to the Certificate of Incorporation, the Board of Directors is authorized to establish and designate one or more series of Preferred Stock, without further authorization of the Company's stockholders, and to fix the number of shares, the dividend and the relative rights, preferences and limitations of any such series. Thus, any series may, if so determined by the Board of Directors, have full voting rights with the Class A Common Stock or Class B Common Stock or superior or limited voting rights, be convertible into Class A Common Stock or Class B Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the Board of Directors shall determine. As a result, any class or series of Preferred Stock could have rights which would adversely affect the voting power of the Class B Common Stock. The shares of any class or series of Preferred Stock need not be identical. As of December 31, 1993, there were 5,000 shares of Series A Preferred Stock and 10,000 shares of Series B Preferred Stock issued and outstanding.

The Series A Preferred Stock is entitled to annual cumulative cash dividends of $806.30 per share, payable quarterly. At the option of the Company, the Series A Preferred Stock is redeemable, in whole or in part, at any time or from time to time, at a redemption price equal to $7,330.04 per share, together with accrued and unpaid dividends; provided, however, that shares of Series A Preferred Stock may be redeemed only to the extent that a like percentage of outstanding shares of Series B Preferred Stock are, or have been, redeemed. Except as otherwise required by law, the Series A Preferred Stock does not have any voting rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to an amount equal to $7,330.04 for each share of Series A Preferred Stock then outstanding, together with all accrued and unpaid dividends to the date of such liquidation, dissolution or winding up. The Series A Preferred Stock ranks on a parity with the Series B Preferred Stock with respect to dividends and distributions, including the distribution of assets upon liquidation. Holders of the Series A Preferred Stock are not entitled to preemptive rights. The Series A Preferred Stock is transferable.

The Series B Preferred Stock is entitled to annual cumulative cash dividend rights of $806.30 per share payable quarterly generally in the form of a release of NII from its obligation to indemnify the Company for a corresponding amount of the remaining unreleased portion of the Weirton Benefit Liabilities to the extent such liabilities are due and owing, with the balance, if any, payable in cash. See "Certain Relationships and Related Transactions" for a more complete description of the Series B Preferred Stock and the relationship between the payment of dividends thereunder and the satisfaction of NII's indemnification obligations with respect to the unreleased Weirton Liabilities and other unreleased obligations.

The Series B Preferred Stock is subject to mandatory redemption on August 5, 2000, at a redemption price of $58.3 million. The Series B Preferred Stock is also subject to optional redemption but may not be redeemed prior to January 1, 1998 without the consent of NII. See "Certain Relationships and Related Transactions."

Except as otherwise required by law, the Series B Preferred Stock does not have any voting rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock are entitled to an amount equal to the amount for which the Series B Preferred Stock could be redeemed at the option of the Company on the date of such liquidation, dissolution or winding up, together with all accrued and unpaid dividends to such date. The Series B Preferred Stock ranks on a parity with the Series A Preferred Stock with respect to dividends and distributions, including the distribution of assets upon liquidation. Holders of the Series B Preferred Stock are not entitled to preemptive rights. The Series B Preferred Stock is non-transferable.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION RELATING TO CORPORATE OPPORTUNITIES

In order to address certain potential conflicts of interest between the Company and NKK, the Certificate of Incorporation contains provisions regulating and defining the conduct of certain affairs of the Company as they may involve NKK and its officers and directors, and the powers, rights, duties and liabilities of the

Company and its officers, directors and stockholders in connection therewith. In general, these provisions recognize that from time to time the Company and NKK may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities. The Certificate of Incorporation provides that NKK shall have no duty to refrain from engaging in business activities or lines of business the same as or similar to those of the Company and neither NKK nor any officer or director of NKK (except as provided in the following paragraph) will be liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities of NKK or of such persons' participation therein. The Certificate of Incorporation provides that NKK is not under any duty to present any corporate opportunity to the Company which may be a corporate opportunity for both NKK and the Company and NKK will not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that NKK pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not present the corporate opportunity to the Company.

Where corporate opportunities are offered to persons who are directors or officers of both the Company and NKK, the Certificate of Incorporation provides that such director or officer of the Company shall have fully satisfied his or her fiduciary duty to the Company and its stockholders with respect to such corporate opportunity and will have no liability to the Company or its stockholders if such person acts in a manner consistent with the Company's policy. Generally, a corporate opportunity belongs to NKK unless such person is an officer of the Company but not an officer of NKK, in which case such opportunity belongs to the Company; provided that in any case when a corporate opportunity is offered to a director or officer of the Company who is also a director or officer of NKK, in writing, solely in his designated capacity with one of the two companies, such opportunity shall belong to whichever company is so designated. Pursuant to the provisions of the Certificate of Incorporation, the Chairman and Vice-Chairman of the Company are not deemed to be "officers" of the Company for purposes of the foregoing provisions if they are not full-time employees of the Company. Under the Certificate of Incorporation, any person purchasing or otherwise acquiring any interest in shares of Common Stock will be deemed to have notice of and to have consented to the provisions of the Certificate of Incorporation described above.

BUSINESS COMBINATION STATUTE

Section 203 of the Delaware General Corporation Law ("DGCL") prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. Because of the timing of ownership of the Company's securities by NKK, NKK will not be an "interested stockholder" under Section 203. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

                 CERTAIN UNITED STATES TAX CONSEQUENCES TO

                         NON-UNITED STATES HOLDERS

Skadden, Arps, Slate, Meagher & Flom, special counsel to the Company, is of the opinion that the following discussion is an accurate description, under currently applicable law, of the material U.S. federal income and estate tax consequences likely to apply to Non-U.S. purchasers of the Class B Common Stock. The following is a discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of Class B Common Stock by a holder that, for U.S. federal income tax purposes, is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation or foreign partnership or a nonresident alien or foreign fiduciary of a foreign estate or trust. The term Non-U.S. Holder does not include Holders who were U.S. citizens within the ten year period immediately preceding the date of this Prospectus and whose loss of U.S. citizenship had as one of its principal purposes the avoidance of U.S. taxes. This discussion does not address all aspects of U.S. federal income and estate tax that may be relevant to Non-U.S. Holders in light of their specific circumstances and is based on the Code, as amended, and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. Prospective investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of acquiring, holding and disposing of Class B Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

DIVIDENDS

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty). In determining the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country, absent definite knowledge that such presumption is not warranted. Treasury regulations proposed in 1984, which have not been finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name and address and other pertinent information, to be certified by such holder under penalties of perjury, and an official statement by the competent authority (as defined in the applicable treaty) in the foreign country attesting to the holder's status as a resident thereof. In general, dividends paid to a Non-U.S. Holder will not be subject to U.S. withholding tax if the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if an income tax treaty applies, attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment generally will not be subject to withholding (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to U.S. federal income tax at regular rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income may also be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of its effectively connected earnings and profits, subject to certain adjustments.

DISPOSITION OF CLASS B COMMON STOCK

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the disposition of its Class B Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company may be or become), and in the event that the Class B Common Stock is considered "regularly traded" (within the meaning of applicable Treasury regulations) (which the Company expects to be the case), the Non-U.S. Holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than 5% of the

Class B Common Stock; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder; or (iii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds shares of stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States.

FEDERAL ESTATE TAX

Class B Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. These information returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. U.S. backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) generally will not apply to dividends paid on Class B Common Stock to a Non-U.S. Holder at an address outside the United States.

The payment of the proceeds from the disposition of Class B Common Stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, at a rate of 31% of the gross proceeds, unless the owner certifies under penalties of perjury, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of Class B Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Class B Common Stock paid to or through a non-U.S. office of a broker that is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is effectively connected with a U.S. trade or business, (a) backup withholding will apply if such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Class B Common Stock is subject to change.

                               UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting
Agreement dated         , 1994 (the "Underwriting Agreement"), the U.S.
underwriters named below (the "U.S. Underwriters"), for whom J.P. Morgan Securities Inc., PaineWebber Incorporated and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, and the international managers named below (the "International Managers"), for whom J.P. Morgan Securities Ltd., PaineWebber International (U.K.) Ltd. and Salomon Brothers International Limited are acting as representatives (the "International Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective numbers of shares of Class B Common Stock set forth opposite their names below. The U.S. Underwriters and the International Managers are collectively referred to as the "Underwriters." Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Class B Common Stock if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                       NUMBER
  U.S. UNDERWRITERS                                                   OF SHARES
  -----------------                                                   ---------
J.P. Morgan Securities Inc...........................................
PaineWebber Incorporated.............................................
Salomon Brothers Inc.................................................
                                                                      ---------
    Subtotal.........................................................
                                                                      ---------
      INTERNATIONAL MANAGERS
      ----------------------
J.P. Morgan Securities Ltd...........................................
PaineWebber International (U.K.) Ltd.................................
Salomon Brothers International Limited...............................
                                                                      ---------
    Subtotal.........................................................
                                                                      ---------
    Total............................................................
                                                                      =========

The U.S. Underwriters and the International Managers have entered into an Intersyndicate Agreement which provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of shares as they may mutually agree. The price of any shares so sold shall be the offering price, less such amount as may be mutually agreed upon by the U.S. Representatives and the International Representatives, but not exceeding the selling concession to dealers applicable to such shares.

Pursuant to the Intersyndicate Agreement, each U.S. Underwriter has represented and agreed that (i) it is not purchasing any Class B Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Class B Common Stock or distribute any prospectus relating to the Offering in the United States and Canada to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Intersyndicate Agreement, each International Manager has represented and agreed that (i) it is not purchasing Class B Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Class B Common Stock or distribute any prospectus relating to the Offering outside the United States and Canada to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to certain transactions specified in the Intersyndicate Agreement, including stabilization transactions and transactions between the U.S. Underwriters and the International Managers pursuant to the Intersyndicate Agreement. As used herein, "United States or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside the United States or Canada), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

Pursuant to the Intersyndicate Agreement, each U.S. Underwriter has represented that it has not offered or sold, and agreed not to offer or sell, any Class B Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and, has represented that any offer of Class B Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Class B Common Stock a notice stating in substance that, by purchasing such Class B Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Class B Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Class B Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Class B Common Stock a notice containing substantially the same statement as is contained in this sentence.

Pursuant to the Intersyndicate Agreement, each International Manager has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Class B Common Stock in the United Kingdom, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class B Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Class B Common Stock to any person who is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

The Underwriters propose initially to offer the Class B Common Stock directly to the public at the price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $.   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $.   per share to certain other dealers.

The Company has granted to the U.S. Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 720,000 additional shares of Class B Common Stock at the initial public offering price, less the underwriting discount. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise their option, each U.S. Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same number of option shares as the number of shares of Class B Common Stock to be purchased by that U.S. Underwriter shown in the foregoing table bears to the total number of shares of Class B Common Stock initially offered by the U.S. Underwriters hereby.

The Company has granted to the International Managers an option, expiring on the 30th day after the date of this Prospectus, to purchase up to 180,000 additional shares of Class B Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

Each of the Company, NKK and the Company's current directors and executive officers have agreed not to, for a period of 90 days after the date of this Prospectus, offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares, without the prior written consent of J.P. Morgan Securities Inc., with certain limited exceptions.

The Class B Common Stock is listed on the NYSE under the trading symbol "NS."

Each of the U.S. Representatives and the International Representatives and/or certain of their affiliates maintain ongoing business relationships with the Company and/or NKK and in connection therewith provide investment banking and/or investment advisory services for which they receive customary fees. Affiliates of J.P. Morgan Securities Inc. provide commercial banking services to the Company and NKK and an affiliate of J.P. Morgan Securities Inc. acts as agent bank for the Company's Receivables Purchase Agreement.

                               LEGAL MATTERS

The validity of the Class B Common Stock and certain other legal matters in connection with the Offering will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois. Certain legal matters in connection with the Class B Common Stock offered hereby will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Skadden, Arps, Slate, Meagher & Flom has from time to time represented, and continues to represent, the Company and/or NKK Corporation in connection with certain other matters.

                                  EXPERTS

The consolidated financial statements of the Company at December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. The financial statements referred to above are included in this Prospectus and the Registration Statement in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                          ADDITIONAL INFORMATION

The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act with respect to the Class B Common Stock to be sold in the Offering. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. The Registration Statement and exhibits and schedules thereto and the reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy and information statements and other information regarding the Company may also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                NATIONAL STEEL CORPORATION AND SUBSIDIARIES

                       INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Ernst & Young LLP Independent Auditors.........................  F-2
Statements of Consolidated Income--Years Ended December 31, 1993, 1992
 and 1991 and for the Nine Months Ended September 30, 1994 and 1993 (un-
 audited)................................................................  F-3
Consolidated Balance Sheets--December 31, 1993 and 1992 and September 30,
 1994 (unaudited)........................................................  F-4
Statements of Consolidated Cash Flows--Years Ended December 31, 1993,
 1992 and 1991 and for the Nine Months Ended September 30, 1994 and 1993
 (unaudited).............................................................  F-5
Statements of Changes in Consolidated Stockholders' Equity and Redeemable
 Preferred Stock--Series B--Years Ended December 31, 1993, 1992 and 1991
 and for the Nine Months Ended September 30, 1994 (unaudited)............  F-6
Notes to Consolidated Financial Statements...............................  F-7

             REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

Board of Directors
National Steel Corporation

We have audited the accompanying consolidated balance sheets of National Steel Corporation and subsidiaries (the "Company") as of December 31, 1993 and 1992, and the related statements of consolidated income, cash flows, and changes in stockholders' equity and redeemable preferred stock--Series B for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note A to the Consolidated Financial Statements, in 1993 the Company changed its method of accounting for postretirement and postemployment benefits, and in 1992 the Company changed its method of accounting for income taxes.

                                          Ernst & Young LLP

Fort Wayne, Indiana

January 26, 1994, except for the second paragraph of Note J, as to which the date is February 11, 1994

                NATIONAL STEEL CORPORATION AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED INCOME

            (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                           FOR THE NINE MONTHS
                           ENDED SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                          ----------------------  ----------------------------------
                                         1993
                             1994     (RESTATED)     1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
NET SALES...............  $1,956,966  $1,833,354  $2,418,800  $2,373,317  $2,329,815
Cost of products sold...   1,738,542   1,700,418   2,253,972   2,106,743   2,102,520
Selling, general and ad-
 ministrative...........     101,490     102,975     136,656     132,801     139,345
Depreciation, depletion
 and amortization.......     104,259     102,229     137,500     114,880     117,008
Equity (income) loss of
 affiliates.............         384      (1,336)     (2,160)     (5,600)     (9,063)
Unusual charge (credit).    (170,073)      3,294     110,966      36,984     110,700
                          ----------  ----------  ----------  ----------  ----------
INCOME (LOSS) FROM OPER-
 ATIONS.................     182,364     (74,226)   (218,134)    (12,491)   (130,695)
Financing costs
  Interest and other fi-
   nancial income.......      (2,618)     (1,489)     (1,862)     (1,995)     (6,128)
  Interest and other fi-
   nancial expense......      47,111      48,508      63,647      64,031      64,830
                          ----------  ----------  ----------  ----------  ----------
                              44,493      47,019      61,785      62,036      58,702
                          ----------  ----------  ----------  ----------  ----------
INCOME (LOSS) BEFORE IN-
 COME TAXES,
 EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES.....     137,871    (121,245)   (279,919)    (74,527)   (189,397)
Income tax provision
 (credit)...............      (3,464)    (17,638)    (37,511)        156         118
                          ----------  ----------  ----------  ----------  ----------
INCOME (LOSS) BEFORE EX-
 TRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES.....     141,335    (103,607)   (242,408)    (74,683)   (189,515)
Extraordinary item......         --          --          --      (50,000)        --
Cumulative effect of ac-
   counting changes.....         --      (16,453)    (16,453)     76,251         --
                          ----------  ----------  ----------  ----------  ----------
NET INCOME (LOSS).......     141,335    (120,060)   (258,861)    (48,432)   (189,515)
Less: preferred stock
 dividends..............      (8,220)    (10,607)    (13,364)    (17,449)    (17,257)
                          ----------  ----------  ----------  ----------  ----------
    Net income (loss)
     applicable to
     Common Stock.......  $  133,115  $ (130,667) $ (272,225) $  (65,881) $ (206,772)
                          ==========  ==========  ==========  ==========  ==========

                   PER SHARE DATA APPLICABLE TO COMMON STOCK:

Income (loss) before ex-
 traordinary item and
 cumulative effect of
 accounting changes.....  $     3.66  $    (3.46) $    (7.55) $    (3.61) $    (8.11)
Extraordinary item......         --          --          --        (1.96)        --
Cumulative effect of ac-
 counting changes.......         --         (.50)       (.49)       2.99         --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss) appli-
 cable to Common Stock..  $     3.66  $    (3.96) $    (8.04) $    (2.58) $    (8.11)
                          ==========  ==========  ==========  ==========  ==========
Weighted average shares
 outstanding
 (in thousands).........      36,364      33,052      33,879      25,500      25,500

                See notes to consolidated financial statements.

                NATIONAL STEEL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

            (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,
                                            SEPTEMBER 30, ----------------------
                                                1994         1993        1992
                                            ------------- ----------  ----------
                                             (UNAUDITED)
                                   ASSETS:
Current assets
  Cash and cash equivalents...............   $   92,419   $    5,322  $   55,220
  Receivables, less allowances (1994--
   $17,653; 1993--$21,380; 1992--$26,385).      280,308      224,709     218,082
  Inventories:
    Finished and semi-finished products...      236,904      246,285     239,459
    Raw materials and supplies............       94,226      124,812     132,367
                                             ----------   ----------  ----------
                                                331,130      371,097     371,826
                                             ----------   ----------  ----------
      Total current assets................      703,857      601,128     645,128
Investments in affiliated companies.......       57,383       58,278      56,409
Property, plant and equipment
  Land and land improvements..............      179,312      221,224     219,593
  Buildings...............................      259,037      259,037     291,460
  Machinery and equipment.................    2,949,281    2,816,531   2,775,090
                                             ----------   ----------  ----------
                                              3,387,630    3,296,792   3,286,143
  Less: Allowance for depreciation, deple-
   tion and amortization..................    1,981,138    1,898,055   1,890,676
                                             ----------   ----------  ----------
      Net property, plant and equipment...    1,406,492    1,398,737   1,395,467
Deferred income taxes.....................       87,340       80,600      43,000
Intangible pension asset..................      128,765      128,765      12,100
Other assets..............................       41,095       36,692      36,412
                                             ----------   ----------  ----------
      TOTAL ASSETS........................   $2,424,932   $2,304,200  $2,188,516
                                             ==========   ==========  ==========
      LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY:
Current liabilities
  Accounts payable........................   $  205,641   $  242,294  $  257,217
  Salaries and wages......................       46,724       49,602      47,950
  Withheld and accrued taxes..............       61,193       74,444      72,672
  Pension and other employee benefits.....      106,003       69,679      70,643
  Other accrued liabilities...............       83,834      107,556      86,403
  Income taxes............................        3,274        2,700       2,972
  Long term obligations and related party
   indebtedness due within one year.......       35,588       28,257      33,468
                                             ----------   ----------  ----------
      Total current liabilities...........      542,257      574,532     571,325
Long term obligations.....................      379,321      344,096     352,265
Long term indebtedness to related parties.      310,409      329,995     309,500
Long term pension liability...............      297,423      288,793     120,219
Postretirement benefits other than pen-
 sions....................................      147,449      157,435      66,116
Other long term liabilities...............      357,880      351,357     304,598
Commitments and contingencies
Redeemable Preferred Stock--Series B......       66,905       68,030     137,802
Stockholders' equity
  Common Stock, par value $.01:
    Class A--authorized 30,000,000 shares;
     issued and outstanding 22,100,000
     shares in 1994 and 1993 and
     25,500,000 shares in 1992............          221          221         255
    Class B--authorized 65,000,000 shares;
     issued and outstanding 14,276,156
     shares in 1994 and 14,261,100 in
     1993.................................          143          143         --
  Preferred Stock--Series A...............       36,650       36,650      36,650
  Additional paid-in capital..............      360,525      360,314     218,991
  Retained earnings (deficit).............      (74,251)    (207,366)     70,795
                                             ----------   ----------  ----------
    Total stockholders' equity............      323,288      189,962     326,691
                                             ----------   ----------  ----------
      TOTAL LIABILITIES, REDEEMABLE PRE-
       FERRED STOCK AND STOCKHOLDERS' EQ-
       UITY...............................   $2,424,932   $2,304,200  $2,188,516
                                             ==========   ==========  ==========

                See notes to consolidated financial statements.

                NATIONAL STEEL CORPORATION AND SUBSIDIARIES

                   STATEMENTS OF CONSOLIDATED CASH FLOWS

                         (IN THOUSANDS OF DOLLARS)

                         FOR THE NINE MONTHS
                         ENDED SEPTEMBER 30,      YEARS ENDED DECEMBER 31,
                         ---------------------  -------------------------------
                                       1993
                           1994     (RESTATED)    1993       1992       1991
                         ---------  ----------  ---------  ---------  ---------
                             (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income (loss)....  $ 141,335  $(120,060)  $(258,861) $ (48,432) $(189,515)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by
   operating
   activities:
    Depreciation,
     depletion and
     amortization......    104,259    102,229     137,500    114,880    117,008
    Carrying charges
     related to
     facility sales and
     plant closings....     23,819     26,597      35,597     30,832     21,511
    Unusual items
     (excluding
     pensions and
     OPEB).............    (19,847)       --       37,900     23,739    107,127
    Equity (income)
     loss of
     affiliates........        384     (1,336)     (2,160)    (5,600)    (9,063)
    Dividends from
     affiliates........        900        900       5,765      6,738     10,144
    Long-term pension
     liability.........      8,630    (11,372)     51,909     17,443     14,624
    Postretirement
     benefits..........     (9,986)    46,004      97,562        --         --
    Extraordinary item.        --         --          --      50,000        --
    Deferred income
     taxes.............     (6,740)   (17,700)    (37,600)       --         --
    Cumulative effect
     of accounting
     changes...........        --      16,453      16,453    (76,251)       --
  Cash provided (used)
   by working capital
   items:
    Receivables........    (55,599)   (22,140)     (6,627)    (4,239)   (17,220)
    Inventories........     39,967     34,289         729     (8,120)    49,947
    Accounts payable...    (36,653)   (52,601)    (14,923)    72,726    (28,071)
    Accrued
     liabilities.......     (3,252)    21,340      (6,336)   (24,365)    (1,967)
  Other................     10,995      1,199       2,063    (17,193)    (4,367)
                         ---------  ---------   ---------  ---------  ---------
      NET CASH PROVIDED
       (USED) BY
       OPERATING
       ACTIVITIES......    198,212     23,802      58,971    132,158     70,158
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchases of
   property, plant and
   equipment...........   (112,558)  (112,071)   (160,708)  (283,941)  (178,225)
  Proceeds from sale of
   assets..............        783        139       7,182        860        486
                         ---------  ---------   ---------  ---------  ---------
      NET CASH USED BY
       INVESTING
       ACTIVITIES......   (111,775)  (111,932)   (153,526)  (283,081)  (177,739)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Exercise of Stock
   Options.............        211        --          --         --         --
  Issuance of Class B
   Common Stock........        --     141,432     141,432        --         --
  Redemption of
   Preferred Stock--
   Series B............        --     (67,804)    (67,804)       --         --
  Debt repayments......    (64,980)   (26,086)    (33,469)   (32,450)  (121,410)
  Borrowings...........     87,950         63          84     12,150      4,513
  Borrowings from
   related parties.....        --      40,500      40,500    197,500    162,000
  Payment of released
   Weirton Benefit
   Liabilities.........    (13,475)   (15,054)    (20,001)   (15,340)   (17,689)
  Payment of unreleased
   Weirton Liabilities
   and their release in
   lieu of cash
   dividends on
   Preferred Stock--
   Series B............     (5,943)    (8,564)    (10,594)   (15,356)   (16,125)
  Dividend payments on
   Preferred Stock--
   Series A............     (3,016)    (3,014)     (4,030)    (4,033)    (4,031)
  Dividend payments on
   Preferred Stock--
   Series B............        (87)    (1,457)     (1,461)      (777)       --
                         ---------  ---------   ---------  ---------  ---------
      NET CASH PROVIDED
       BY FINANCING
       ACTIVITIES......        660     60,016      44,657    141,694      7,258
                         ---------  ---------   ---------  ---------  ---------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........     87,097    (28,114)    (49,898)    (9,229)  (100,323)
Cash and cash
 equivalents, beginning
 of the period.........      5,322     55,220      55,220     64,449    164,772
                         ---------  ---------   ---------  ---------  ---------
CASH AND CASH
 EQUIVALENTS, END OF
 THE PERIOD............  $  92,419  $  27,106   $   5,322  $  55,220  $  64,449
                         =========  =========   =========  =========  =========
SUPPLEMENTAL CASH
 PAYMENT INFORMATION:
  Interest and other
   financing costs paid
   (net of amounts cap-
   italized)...........  $  53,703  $  44,465   $  51,886  $  32,224  $  43,493
  Income taxes paid....      3,136         71          72        130      1,257

                See notes to consolidated financial statements.

                NATIONAL STEEL CORPORATION AND SUBSIDIARIES

   STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY AND REDEEMABLE
                         PREFERRED STOCK--SERIES B

                         (IN THOUSANDS OF DOLLARS)

                          COMMON                                                       REDEEM-
                          STOCK                                                         ABLE
                            --   COMMON  PREFERRED ADDITIONAL RETAINED   TOTAL STOCK- PREFERRED
                          CLASS  STOCK--  STOCK--   PAID-IN   EARNINGS     HOLDERS'    STOCK--
                            A    CLASS B SERIES A   CAPITAL   (DEFICIT)     EQUITY    SERIES B
                          ------ ------- --------- ---------- ---------  ------------ ---------
BALANCE AT JANUARY 1,
 1991...................   $ 75   $--     $36,650   $219,171  $343,448     $599,344   $144,802
Restatement for 340 for
 1 stock split effected
 in the form of a stock
 dividend...............    180                         (180)
Net loss................                                      (189,515)    (189,515)
Amortization of excess
 of book value over
 redemption value of
 Redeemable Preferred
 Stock--Series B........                                         3,500        3,500     (3,500)
Cumulative dividends on
 Preferred Stocks--
 Series A and B.........                                       (20,757)     (20,757)
                           ----   ----    -------   --------  --------     --------   --------
BALANCE AT DECEMBER 31,
 1991...................    255    --      36,650    218,991   136,676      392,572    141,302
Net loss................                                       (48,432)     (48,432)
Amortization of excess
 of book value over
 redemption value of
 Redeemable Preferred
 Stock--Series B........                                         3,500        3,500     (3,500)
Cumulative dividends on
 Preferred Stocks--
 Series A and B.........                                       (20,949)     (20,949)
                           ----   ----    -------   --------  --------     --------   --------
BALANCE AT DECEMBER 31,
 1992...................    255    --      36,650    218,991    70,795      326,691    137,802
Net loss................                                      (258,861)    (258,861)
Redemption of Redeemable
 Preferred Stock--Series
 B......................                                                               (67,804)
Amortization of excess
 of book value over
 redemption value of
 Redeemable Preferred
 Stock--Series B........                                         1,968        1,968     (1,968)
Cumulative dividends on
 Preferred Stocks--
 Series A and B.........                                       (15,332)     (15,332)
Issuance of Common
 Stock-- Class B........           109               141,323                141,432
Conversion of 3,400,000
 shares of NII Common
 Stock--Class A to
 Common Stock--Class B..    (34)    34
Minimum pension
 liability..............                                        (5,936)      (5,936)
                           ----   ----    -------   --------  --------     --------   --------
BALANCE AT DECEMBER 31,
 1993...................    221    143     36,650    360,314  (207,366)     189,962     68,030
Net income (unaudited)..                                       141,335      141,335
Amortization of excess
 of book value over
 redemption value of
 Redeemable Preferred
 Stock--Series B
 (unaudited)............                                         1,125        1,125     (1,125)
Cumulative dividends on
 Preferred Stocks--
 Series A and B
 (unaudited)............                                        (9,345)      (9,345)
Exercise of Stock
 Options (unaudited)....                                 211                    211
                           ----   ----    -------   --------  --------     --------   --------
BALANCE AT SEPTEMBER 30,
 1994 (UNAUDITED).......   $221   $143    $36,650   $360,525  $(74,251)    $323,288   $ 66,905
                           ====   ====    =======   ========  ========     ========   ========

                See notes to consolidated financial statements.

                NATIONAL STEEL CORPORATION AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
                               IS UNAUDITED)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements: The consolidated financial statements for the nine months ended September 30, 1994 and 1993 are unaudited. However, in the opinion of management, such statements include all adjustments necessary for a fair presentation of the results for the periods indicated. All such adjustments made, except for the unusual items which are discussed in Note J, were of a normal recurring nature. The financial results presented for the nine months ended September 30, 1994 and 1993 are not necessarily indicative of results of operations for the full year. The following footnotes to the financial statements have been updated to reflect significant unaudited interim events, after January 26, 1994, except for the first paragraph of Note J, as to which the date is February 11, 1994, reported in the Company's September 30, 1994, June 30, 1994 and March 31, 1994 reports on Form 10-Q and, therefore, do not represent full financial statement disclosures for the interim periods presented.

Financial information for the first nine months of 1993 has been retroactively restated to reflect the implementation of Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits," which the Company adopted during the fourth quarter of 1993.

Principles of Consolidation: The consolidated financial statements include the accounts of National Steel Corporation and its majority owned subsidiaries (the "Company").

Cash Equivalents: Cash equivalents are short-term investments which consist principally of time deposits at cost which approximates market. These investments have maturities of three months or less at the time of purchase.

Inventories: Inventories are stated at the lower of last-in, first-out ("LIFO") cost or market. If the first-in, first-out ("FIFO") cost method of inventory accounting had been used, inventories would have been approximately $169.5 million and $141.3 million higher than reported at December 31, 1993 and 1992, respectively. During each of the last three years certain inventory quantity reductions caused liquidations of LIFO inventory values. These liquidations decreased net income for the quarters and years ended December 31, 1993 and 1992, by $3.0 million and $3.4 million, respectively, and increased net income for the quarter and year ended December 31, 1991 by approximately $10.9 million.

Investments: Investments in affiliated companies (corporate joint ventures and 20% to 50% owned companies) are stated at cost plus equity in undistributed earnings since acquisition. Undistributed earnings of affiliated companies included in retained earnings at December 31, 1993 and 1992 amounted to $7.2 million and $11.3 million, respectively.

Property, Plant and Equipment: Property, plant and equipment are stated at cost and include certain expenditures for leased facilities. Interest costs applicable to facilities under construction are capitalized. Capitalized interest amounted to $5.8 million in 1993, $14.4 million in 1992 and $4.5 million in 1991. Amortization of capitalized interest amounted to $5.7 million in 1993, $4.6 million in 1992 and $4.5 million in 1991.

Depreciation, Depletion and Amortization: Depreciation of production facilities and amortization related to capitalized lease obligations are generally provided by charges to income computed by the straight-line method. Provisions for depreciation and depletion of certain raw material facilities and furnace relinings are computed on the basis of tonnage produced in relation to estimated total production to be obtained from such facilities.

Environmental: Estimated losses from environmental contingencies are accrued and charged to income when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. (See Note L--Environmental Liabilities.)

Research and Development: Research and development costs are expensed when incurred and are charged to cost of products sold. Expenses for 1993, 1992 and 1991 amounted to approximately $9.4 million, $9.5 million and $8.8 million, respectively.

Income Taxes: Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), whereby deferred items are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to 1992, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11 ("APB 11").

Financial Instruments: The Company's financial instruments, as defined by Statement of Financial Accounting Standards No. 107, consist of cash and cash equivalents, long-term obligations (excluding capitalized lease obligations), and the Series B Preferred Stock (defined below). The Company's estimate of the fair value of these financial instruments approximates their carrying amounts at December 31, 1993.

Accounting Changes: During 1993, the Company adopted two new Financial Accounting Standards Board Statements, "Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106" or "OPEB") and SFAS 112. (See Note E-- Postretirement Benefits Other Than Pensions and Note F--Postemployment Benefits.)

Adoption of SFAS 115: In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Beginning in 1994, SFAS 115 requires certain investments to be recorded at fair value rather than cost basis. The Company's investments consist of short term liquid investments whose cost approximates fair value and, therefore, SFAS 115 will not have any financial impact.

Earnings per Share: Earnings (loss) per share of Common Stock ("EPS") is computed by dividing net income or loss applicable to common stockholders by the sum of the weighted average of the shares of common stock outstanding during the period plus common stock equivalents, if dilutive.

Business Segment: The Company is engaged in a single line of business, the production and processing of steel. The Company targets high value added applications of flat rolled carbon steel for sale to the automotive, metal buildings and container markets. The Company also sells hot and cold rolled steel to a wide variety of other users including the pipe and tube industry and independent steel service centers. In 1993, a single customer accounted for approximately 11% of net sales and approximately 12% of net sales in 1992 and 1991. Sales of the Company's products to the automotive market accounted for approximately 29%, 27% and 26% of the Company's total net sales in 1993, 1992 and 1991, respectively. Concentration of credit risk related to the Company's trade receivables is limited due to the large numbers of customers in differing industries and geographic areas.

Reclassifications: Certain items in prior years have been reclassified to conform with the current year presentation.

NOTE B--CAPITAL STRUCTURE AND INITIAL PUBLIC OFFERING OF COMMON STOCK

In April 1993, the Company completed an initial public offering (the "IPO") of 10,861,100 shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), at an offering price of $14 per share, which generated net proceeds to the Company of approximately $141.4 million.

In connection with the IPO, 30,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), were authorized and the then outstanding 75,000 shares of existing Common Stock received a 340 for 1 stock split effectuated in the form of a stock dividend and the common stock was automatically converted to Class A Common Stock. Stockholders' equity at December 31, 1991 has been retroactively adjusted to reflect this stock dividend. As a result of the IPO, all preferred stock outstanding became non-voting.

On October 28, 1993, National Intergroup, Inc., which in October 1994 changed its name to Foxmeyer Health Corporation (collectively with its subsidiaries, "NII"), converted each of its 3,400,000 shares of Class A Common Stock to 3,400,000 shares of Class B Common Stock, bringing the total number of outstanding shares of Class A and Class B Common Stock to 22,100,000 and 14,261,100, respectively, at December 31, 1993.

Ownership. At December 31, 1993, 75.6% of the combined voting power of the Company's 36,361,100 outstanding shares of Common Stock was held by NKK Corporation (collectively with its subsidiaries "NKK"). The majority of this control has been acquired since 1984 from NII which held 5.8% of the combined voting power of the Company's Common Stock at December 31, 1993. During January 1994, NII sold substantially all of its 3,400,000 shares of Class B Common Stock in the market, increasing public ownership of the Company's common stock to 24.4% of the combined voting power of the Common Stock.

At December 31, 1993 the Company's capital structure was as follows:

Series A Preferred Stock

At December 31, 1993, there were 5,000 shares of Series A Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), issued and outstanding. Annual dividends of $806.30 per share on the Series A Preferred Stock are cumulative and payable quarterly. The Series A Preferred Stock is not subject to mandatory redemption by the Company and is non-voting.

Series B Redeemable Preferred Stock

On May 4, 1993, the Company redeemed 10,000 shares of the Series B Redeemable Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), held by NII. These shares were subject to mandatory redemption on August 5, 1995. The cost of the redemption totaled $67.8 million and was funded from proceeds received in connection with the IPO. If the redemption of these shares had occurred at the beginning of the year, EPS for 1993 would have increased by $.06. Pursuant to the terms of the Series B Preferred Stock and certain other agreements between the Company and NII, the Company paid the redemption amount directly to a pension trustee and released NII from a corresponding amount of NII's indemnification obligations with respect to certain employee benefit liabilities of the Company retained in connection with the sale of its Weirton Steel Division. (See Note I--Weirton Liabilities.)

At December 31, 1993 there were 10,000 remaining shares of Series B Preferred Stock issued and outstanding and held by NII. Annual dividends of $806.30 per share on the Series B Preferred Stock are cumulative and payable quarterly. Dividends and redemption proceeds, to the extent required by the Stock Purchase and Recapitalization Agreement (the "Recapitalization Agreement"), are used to release NII from its indemnification obligations with respect to the remaining unreleased liabilities for certain employee benefits for the employees of its former Weirton Steel Division ("Weirton") employees (the "Weirton Benefit Liabilities"). (See Note I--Weirton Liabilities.) The Series B Preferred Stock dividend permitted release and payment of $10.6 million and $15.3 million of previously unreleased Weirton Benefit Liabilities during 1993 and 1992, respectively, and a cash dividend of $1.4 million and $.8 million during 1993 and 1992, respectively, to reimburse NII for an obligation previously incurred in connection with the Weirton Benefit Liabilities. Upon the occurrence of certain events detailed in the Recapitalization Agreement, prior to or coincident with the Series B Preferred Stock final redemption, the released Weirton Benefit Liabilities will be recalculated by an independent actuary. Any adjustment to bring the balances of the released Weirton Benefit Liabilities to such recalculated amount will be dealt with in the Series B Preferred Stock redemption proceeds or otherwise settled. If the Company does not meet its preferred stock dividend and redemption obligations when due, NII has the right to cause NKK to purchase the Company's preferred stock dividend and redemption obligations. The Series B Preferred Stock is nontransferable and nonvoting.

The remaining Series B Preferred Stock is subject to mandatory redemption on August 5, 2000 at a redemption price of $58.3 million and may not be redeemed prior to January 1, 1998 without the consent of NII. On January 1, 1998, the redemption price for the Series B Preferred Stock would be $62.2 million.

Periodic adjustments are made to consolidated retained earnings for the excess of the book value of the Series B Preferred Stock at the date of issuance over the redemption value. Based upon the Company's actuarial analysis, the unreleased Weirton Benefit Liabilities approximate the aggregate remaining dividend and redemption payments with respect to the Series B Preferred Stock and accordingly, such payments are expected to be made in the form of releases of NII from its obligations to indemnify the Company for corresponding amounts of the remaining unreleased Weirton Benefit Liabilities. At that time, the Company will be required to deposit cash equal to the redemption amount in the Weirton Retirement Trust, thus leaving the Company's net liability position unchanged. The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, ranks senior to the Company's common stock and equal to the Series A Preferred Stock.

Class A Common Stock

At December 31, 1993, the Company had 30,000,000 shares of $.01 par value Class A Common Stock authorized, of which 22,100,000 shares were issued and outstanding and owned by NKK. Each share of Class A Common Stock is entitled to two votes. No cash dividends were paid in 1993, 1992 or 1991.

Class B Common Stock

At December 31, 1993, the Company had 65,000,000 shares of $.01 par value Class B Common Stock authorized. Of the 14,261,100 shares issued and outstanding, 3,400,000 were owned by NII and the remaining 10,861,100 shares were publicly traded. No cash dividends were paid in 1993. Subsequent to NII's January 1994 sale of substantially all of its 3,400,000 shares of Class B Common Stock, substantially all of the issued and outstanding shares of Class B Common Stock became publicly traded.

The Company is restricted from paying cash dividends on Common Stock by various debt covenants. (See Note C--Long-Term Obligations and Related Party Indebtedness.)

NOTE C--LONG TERM OBLIGATIONS AND RELATED PARTY INDEBTEDNESS

Long term obligations and related party indebtedness were as follows:

                                                                DECEMBER 31,
                                                SEPTEMBER 30, -----------------
                                                    1994        1993     1992
                                                ------------- -------- --------
                                                    (DOLLARS IN THOUSANDS)
First Mortgage Bonds, 8.375% Series due August
 1, 2006, with general first liens on princi-
 pal plants, properties, certain subsidiaries,
 and an affiliated company....................    $ 90,387    $115,587 $115,587
Convertible Subordinated Debentures, 4.625%
 payable annually through 1994, convertible
 into NII common stock at $59.37 per share....         --        2,311    3,977
Vacuum Degassing Facility Loan, 10.336% fixed
 rate due in semi-annual installments through
 2000, with a first mortgage in favor of the
 lenders......................................      37,769      42,661   47,090
Continuous Caster Facility Loan, 10.057% fixed
 rate to 2000 when the rate will be reset to a
 current rate. Equal semi-annual payments due
 through 2007, with a first mortgage in favor
 of the lenders...............................     126,645     128,859  132,946
Coke Battery Loan, 7.615% fixed rate with
 semi-annual payments due through 2008. Lend-
 ers are wholly-owned subsidiaries of NKK and
 are unsecured................................     329,995     343,332  309,500
Headquarters Building Loan, current interest
 rate 5.067%, reset semi-annually through
 1999, with a first mortgage in favor of the
 lender.......................................       7,846       8,923   10,000
Pickle Line Loan, 7.726% fixed rate due in
 equal semi-annual installments through 2008,
 with a first mortgage in favor of the lender.      90,000       2,049      --
Unsecured project financing...................         --          --    13,540
Capitalized lease obligations.................      31,055      32,806   34,371
Other.........................................      11,621      25,820   28,222
                                                  --------    -------- --------
Total long term obligations and related party
 indebtedness.................................     725,318     702,348  695,233
Less long term obligations due within one
 year.........................................      35,588      28,257   33,468
                                                  --------    -------- --------
Long term obligations and related party in-
 debtedness...................................    $689,730    $674,091 $661,765
                                                  ========    ======== ========

Future minimum payments for all long-term obligations and leases as of December 31, 1993 are as follows:

                                                                       OTHER
                                              CAPITALIZED OPERATING  LONG-TERM
                                                LEASES     LEASES   OBLIGATIONS
                                              ----------- --------- -----------
                                                   (DOLLARS IN THOUSANDS)
      1994...................................   $ 5,491   $ 58,577   $ 26,506
      1995...................................     6,101     58,087     40,143
      1996...................................     6,712     54,922     59,891
      1997...................................     6,712     52,090     47,093
      1998...................................     6,712     48,719     48,425
      After 1998.............................    20,136    263,548    447,484
                                                -------   --------   --------
      Total payments.........................    51,864   $535,943   $669,542
                                                -------   --------   --------
        Less amount representing interest....    19,058
        Less current portion of obligation
         under capitalized lease.............     1,751
                                                -------
        Long-term obligation under capital-
         ized lease..........................   $31,055
                                                =======

Operating leases include a coke battery facility which services the Granite City Division and expires in 2004, a continuous caster and the related ladle metallurgy facility which services the Great Lakes Division and expires in 2008, and an electrolytic galvanizing facility which services the Great Lakes Division (the "EGL") and expires in 2001. Upon expiration, the Company has the option to extend the leases or purchase the equipment at fair market value.

The Company's remaining operating leases cover various types of properties, primarily machinery and equipment, which have lease terms generally for periods of 2 to 20 years, and which are expected to be renewed or replaced by other leases in the normal course of business. Rental expense under operating leases totaled $70.7 million in 1993, $79.8 million in 1992 and $81.2 million in 1991.

During 1993, the Company borrowed $40.5 million from a United States subsidiary of NKK, thereby completing the $350.0 million construction period financing for the No. 5 coke oven battery rebuild at the Great Lakes Division. Later in 1993, the Company paid $6.7 million in principal, and recorded $25.1 million in interest expense on the coke battery loan. Accrued interest on the loan as of December 31, 1993 was $10.5 million. Additionally, deferred financing costs related to the loan were $4.5 million and $4.2 million, respectively, as of December 31, 1993 and 1992.

In March 1992, a wholly-owned subsidiary of the Company finalized a turnkey contract for the construction and permanent financing of a pickle line (the "Pickle Line") servicing the Great Lakes Division. The total financing commitment amounted to $110 million, of which $20 million was prepaid using proceeds from the Company's 1993 initial public stock offering, reducing the amount of construction borrowings outstanding and the total commitment to $90 million. As of December 31, 1993, the construction period financing was being provided by the contractor and was not a liability of the Company. In January 1994, upon completion and acceptance of the Pickle Line, the permanent financing commenced with repayment to occur over a fourteen-year period. The Pickle Line is not subject to the lien securing the Company's First Mortgage Bonds, but is subject to a first mortgage in favor of the lender.

On March 31, 1994, the Company utilized a portion of the proceeds from the judgment in favor of the Company against the Bessemer & Lake Erie Railroad ("B&LE") to repurchase $25.2 million aggregate principal amount of its outstanding 8.375% First Mortgage Bonds. See Note J--Unusual Items.

Credit Arrangements

At December 31, 1993 the Company's credit arrangements included a $100 million revolving secured credit arrangement (the "Revolver"), a $150 million subordinated loan agreement (the "Subordinated Loan Agreement") and $25 million in uncommitted, unsecured lines of credit (the "Uncommitted Lines of Credit"). The Revolver and the Subordinated Loan Agreement were terminated on May 16, 1994 in connection with the Receivables Purchase Agreement discussed below.

The Revolver was amended and restated in December 1992 to extend the expiration date to December 31, 1994. The Revolver permitted the Company to borrow up to $100 million on a short term basis, and provided the Company with the ability to issue up to $150 million in letters of credit. The Revolver was secured by the accounts receivable and inventories of the Company. This arrangement had interest rates which approximated current market rates for periods of one, two, three or six months. At December 31, 1993 and 1992, no borrowings were outstanding and letters of credit outstanding amounted to $113.7 million and $113.6 million, respectively, under the Revolver.

The Subordinated Loan Agreement, which was entered into in May 1991 with a United States subsidiary of NKK, was also extended in December 1992 to an expiration date of April 1, 1995. This arrangement had interest rates which approximated current market rates for periods from one month to six months and permitted the Company to borrow up to $150 million on an unsecured, short term basis. The Revolver required that the first $50 million in borrowings by the Company in excess of thirty days must come from the Subordinated Loan Agreement. Additional amounts borrowed would alternate between the Revolver and the Subordinated Loan Agreement up to $25 million in each increment. There were no borrowings under the Subordinated Loan Agreement during 1993 or 1992. In February 1994, the Company borrowed $20 million, all of which was repaid within the same month.

The Uncommitted Lines of Credit permitted the Company to borrow up to $25 million on an unsecured, short-term basis for periods of up to thirty days. One of these arrangements ($10 million) expired on March 31, 1994, while the other ($15 million) has no fixed expiration date and may be withdrawn at any time without notice. During 1993, the Company borrowed a maximum of $7.7 million under its Uncommitted Lines of Credit, which was repaid the next day. No borrowings were outstanding at June 30, 1994, December 31, 1993 or 1992.

Effective May 16, 1994, the Company entered into a Purchase and Sale Agreement with National Steel Funding Corporation ("NSFC"), a newly created wholly-owned subsidiary. Effective on that same date, NSFC entered into a Receivables Purchase Agreement with a group of twelve banks. The total commitment of the banks is $180 million, including up to $150 million in letters of credit. To implement the arrangement, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to NSFC. NSFC will finance its ongoing purchase of receivables from a combination of cash received from receivables already in the pool, short-term intercompany notes and the cash proceeds derived from selling interests in the receivables to the participating banks from time to time.

The Certificates of Participation sold to the banks by NSFC have been rated AAA by Standard & Poor's Corporation, resulting in lower borrowing costs to the Company. As of September 30, 1994 no funded participation interests had been sold under the facility, although $89.0 million in letters of credit had been issued. With respect to the pool of receivables at September 30, 1994, after reduction for letters of credit outstanding, the amount of participating interests eligible for sale was $91.0 million. During the period May 16, 1994 through September 30, 1994, the eligible amount ranged from $69.5 million to $91.0 million. The banks' commitments are currently scheduled to expire on May 16, 1997. The Company will continue to act as servicer of the assets sold into the program and will continue to make billings and collections in the ordinary course of business according to established practices.

At December 31, 1993 the Company was prohibited from paying cash dividends on Common Stock by various common stock dividend covenants. The most restrictive dividend covenant is contained in the EGL lease agreement. The Company is not restricted from paying its annual Series A and B Preferred Stock dividend obligations.

NOTE D--PENSIONS

The Company has various non-contributory defined benefit pension plans covering substantially all employees. Benefit payments for salaried employees are based upon a formula which utilizes employee age, years of credited service and the highest five consecutive years of pensionable earnings during the last ten years preceding normal retirement. Benefit payments to most hourly employees are the greater of a benefit calculation utilizing fixed rates per year of service or the highest five consecutive years of pensionable earnings during the last ten years preceding retirement, with a premium paid for years of service in excess of thirty years. The Company's funding policy is to contribute, at a minimum, the amount necessary to meet minimum funding standards as prescribed by applicable law. The Company utilizes a long-term rate of return of 9.0% for funding purposes. The Company's pension contributions for the 1993 and 1992 plan years were $30.8 million and $28.0 million, respectively.

Pension cost and related actuarial assumptions utilized are summarized below:

                                                  1993       1992      1991
                                                ---------  --------  ---------
                                                   (DOLLARS IN THOUSANDS)
   Assumptions:
     Discount rate.............................      8.75%     8.75%      8.75%
     Return on assets..........................      9.50%     9.50%      9.50%
     Average rate of compensation increase.....      5.50%     5.50%      5.50%
   Pension cost:
     Service cost.............................. $  21,537  $ 18,924  $  19,302
     Interest cost.............................   100,783    96,004     92,719
     Actual return on plan assets..............  (160,561)  (58,772)  (170,534)
     Net amortization and deferral.............    89,567   (13,860)   108,196
                                                ---------  --------  ---------
     Net pension expense.......................    51,326    42,296     49,683
     Curtailment and special termination
      charges..................................    35,005    12,656      1,627
     Other.....................................       169       577        191
                                                ---------  --------  ---------
       Total pension cost...................... $  86,500  $ 55,529  $  51,501
                                                =========  ========  =========

In connection with the temporary idling of National Steel Pellet Company ("NSPC"), a wholly-owned subsidiary of the Company, special termination benefits of $31.9 million related to hourly NSPC plan participants were recorded at December 31, 1993 and included in total pension cost above. (See Note O--Temporary Idling of National Steel Pellet Company.)

The funded status of the Company's plans at year end along with the actuarial assumptions utilized are as follows:

                                                            1993        1992
                                                         ----------  ----------
                                                              (DOLLARS IN
                                                              THOUSANDS)
   Assumptions:
     Discount rate.....................................        7.50%       8.75%
     Average rate of compensation increase.............        4.40%       5.50%
   Funded status:
     Accumulated benefit obligations ("ABO") including
      vested benefits of $1,280,360 and $944,913 for
      1993 and 1992, respectively......................  $1,345,592  $1,006,769
     Effect of future pensionable earnings increases...      90,589     152,640
                                                         ----------  ----------
     Projected benefit obligations ("PBO").............   1,436,181   1,159,409
     Plans' assets at fair market value................   1,089,273     990,217
                                                         ----------  ----------
     PBO in excess of plan assets at fair market value.     346,908     169,192
     Unrecognized transition obligation................     (80,197)    (85,415)
     Unrecognized net gain.............................      24,107      59,332
     Unrecognized prior service cost...................    (125,788)    (28,479)
     Adjustment required to recognize minimum pension
      liability........................................     134,691      12,100
                                                         ----------  ----------
   Total pension liability.............................     299,721     126,730
   Less pension obligation due within one year.........      10,928       6,511
                                                         ----------  ----------
       Long-term pension liability.....................  $  288,793  $  120,219
                                                         ==========  ==========

As a result of a decline in long term interest rates in the United States at December 31, 1993, the Company reduced the discount rate used to calculate the actuarial present value of its accumulated benefit obligation from 8.75% to 7.50%. On that same date, the Company reduced the average rate of compensation increase from 5.50% to 4.40% to more appropriately reflect expected future compensation increases.

The adjustment required to recognize the minimum pension liability of $134.7 million in 1993 represents the excess of the ABO over the fair value of plan assets in underfunded plans, and is primarily the result of the 1.25% decrease in the discount rate, as well as increased pension benefits resulting from the July 31, 1993 settlement agreement (the "1993 Settlement Agreement") between the Company and the United Steelworkers of America ("USWA"). The unfunded liability in excess of the unrecognized prior service cost of $5.9 million was recorded as a reduction in stockholders' equity at December 31, 1993. The remaining portion of the unfunded liability of $128.8 million was offset by an intangible pension asset.

At December 31, 1993, the Company's pension plans' assets were comprised of approximately 50.0% equity investments, 39.9% fixed income investments, 4.1% cash and 6.0% in other investments including real estate and venture capital.

NOTE E--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Effective January 1, 1993, the Company implemented SFAS 106 which requires accrual of retiree medical and life insurance benefits as these benefits are earned rather than recognition of these costs as claims are paid. In 1993, the excess of total postretirement benefit expense recorded under SFAS 106 over the Company's former method of accounting for these benefits was $97.6 million, or $59.5 million excluding curtailment charges, or $1.77 and $1.08 per share net of tax, respectively. In 1993 the Company's cash OPEB payments were approximately $32 million. In 1992 and 1991, prior to the adoption of SFAS 106, the

Company recorded OPEB expense on the former "pay as you go" method of $26.8 million and $29.4 million, respectively. The Company provides health care and life insurance benefits for certain retirees and their dependents. Generally, employees are eligible to participate in the medical benefit plans if they retired under one of the Company's pension plans on other than a deferred vested basis, and at the time of retirement had at least 15 years of continuous service. However, salaried employees hired after January 1, 1993 are not eligible to participate in the plans. The Company's medical benefit plans are contributory. Health care benefits are funded as claims are paid; thus adoption of SFAS 106 has no impact on the cash flows of the Company. However, as discussed below, the Company will begin prefunding the OPEB obligation for USWA represented employees in 1994. The Company elected to amortize the unrecognized transition obligation, which was calculated to be $556.0 million at January 1, 1993, over a period of 20 years, in part to continually focus the attention of its employees on the magnitude of its rising health care costs. Amortization of the transition obligation will adversely impact EPS on an after tax basis by approximately $.45 per year for the next 19 years based upon shares of common stock outstanding at December 31, 1993.

The components of postretirement benefit cost and related actuarial assumptions for 1993 were as follows:

                                                                     (DOLLARS IN
                                                                     THOUSANDS)
   Assumptions:
     Discount rate..................................................      8.75%
     Health care trend rate.........................................     11.20%
   Postretirement benefit cost:
     Service cost...................................................  $ 12,912
     Interest cost..................................................    52,811
     Amortization of transition obligation..........................    28,071
     Gains..........................................................    (8,176)
                                                                      --------
     Net periodic benefit cost......................................    85,618
     Curtailment charges............................................    38,061
                                                                      --------
       Total postretirement benefit cost............................  $123,679
                                                                      ========

In connection with the temporary idling of NSPC, curtailment charges of $36.7 million related to hourly NSPC plan participants were recorded at December 31, 1993 and included in total postretirement benefit cost at December 31, 1993. (See Note O--Temporary Idling of National Steel Pellet Company.)

The following represents the plans' funded status reconciled with amounts recognized in the Company's balance sheet and related actuarial assumptions:

                                     1993
                             ----------------------
                             DECEMBER 31  JANUARY 1
                             -----------  ---------
                                  (DOLLARS IN
                                  THOUSANDS)
Assumptions:
  Discount rate.............       7.75%       8.75%
  Health care trend rate....      10.30%      11.20%
Accumulated postretirement
 benefit obligation
 ("APBO"):
  Retirees.................. $  457,295   $ 431,683
  Fully eligible active par-
   ticipants................     99,773      95,384
  Other active participants.    117,765      95,054
                             ----------   ---------
    Total...................    674,833     622,121
Plan assets at fair value...        --          --
                             ----------   ---------
APBO in excess of plan as-
 sets.......................    674,833     622,121
Unrecognized transition ob-
 ligation...................   (503,683)   (556,005)
Unrecognized net loss.......    (13,715)        --
                             ----------   ---------
    Postretirement benefit
     liability.............. $  157,435   $  66,116
                             ==========   =========

The assumed health care cost trend rate of 10.3% in 1994 decreases gradually to the ultimate trend rate of 5.0% in 2002 and thereafter. A 1.0% increase in the assumed health care cost trend rate would have increased the APBO at December 31, 1993 and postretirement benefit cost for 1993 by $26.7 million and $3.3 million, respectively.

Differences between January 1, 1993 SFAS 106 disclosures at December 31, 1993 and in the Company's March 31, 1993 Form 10-Q reflect the fact that the adoption amounts disclosed in interim reports were based upon preliminary claims data through December 31, 1992, whereas the year end disclosure was based upon final data. In addition, the Company utilized a flat 8.75% discount rate at January 1, 1993 versus an initial rate of 6.0% which was to gradually increase to a 9.0% rate in 1996, as discussed in the March 31, 1993 Form 10-Q.

In connection with the 1993 Settlement Agreement between the Company and the USWA, the Company will begin prefunding the OPEB obligation with respect to USWA represented employees in 1994. Under the terms of the 1993 Settlement Agreement, a Voluntary Employee Benefit Association trust (the "VEBA Trust") will be established to which the Company has agreed to contribute a minimum of $10 million annually and, under certain circumstances, additional amounts calculated as set forth in the 1993 Settlement Agreement. The Company has agreed to grant to the VEBA Trust a second mortgage on the No. 5 coke oven battery at the Great Lakes Division.

NOTE F--POSTEMPLOYMENT BENEFITS

During the fourth quarter of 1993, the Company adopted SFAS 112 which requires accrual accounting for benefits payable to inactive employees who are not retired. Among the more significant benefits included are worker's compensation, long-term disability and continued medical coverage for disabled employees and surviving spouses. The Company previously followed the practice of accruing for many of these benefits, but did not base these accruals on actuarial analyses.

Prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 1, 1993 of this change was to increase the net loss by $16.5 million or $.49 per share. The results of operations for the first quarter have been restated to reflect the effect of adopting SFAS 112 at January 1, 1993. The effect of the change on 1993 income before the cumulative effect of the change was not material, therefore the remaining quarters of 1993 have not been restated.

NOTE G--OTHER LONG TERM LIABILITIES

Other long term liabilities at December 31, 1993 and 1992 consisted of the following:

                                                                1993     1992
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
   Deferred gain on sale leasebacks.......................... $ 29,032 $ 31,281
   Insurance and employee benefits (excluding pensions and
    OPEB)....................................................   97,442   88,925
   Plant closings............................................   74,127   45,780
   Released Weirton Benefit Liabilities......................  122,137  125,981
   Other.....................................................   28,619   12,631
                                                              -------- --------
   Total other long term liabilities......................... $351,357 $304,598
                                                              ======== ========

NOTE H--INCOME TAXES

Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by SFAS 109. As permitted under the new pronouncement, prior years' financial statements were not restated. The cumulative effect of adopting SFAS 109, as of January 1, 1992, was to decrease the net loss for 1992 by $76.3 million.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 1993 and 1992 are as follows:

                                                             1993       1992
                                                           ---------  ---------
                                                               (DOLLARS IN
                                                               THOUSANDS)
   Deferred tax assets:
     Reserves............................................. $ 180,600  $ 204,900
     Employee benefits....................................   120,600     44,200
     Net operating loss carryforwards.....................   189,600    138,100
     Leases...............................................    24,200     23,500
     Deferred gain........................................     8,500      9,100
     Federal tax credits..................................     5,200      5,200
     Other................................................    18,400      4,700
                                                           ---------  ---------
       Total deferred tax assets..........................   547,100    429,700
   Valuation allowance....................................  (263,200)  (189,100)
                                                           ---------  ---------
     Deferred tax assets net of valuation allowance.......   283,900    240,600
                                                           ---------  ---------
   Deferred tax liabilities:
     Book basis of property in excess of tax basis........  (151,900)  (148,100)
     Excess tax LIFO over book............................   (31,000)   (29,400)
     Other................................................   (20,400)   (20,100)
                                                           ---------  ---------
       Total deferred tax liabilities.....................  (203,300)  (197,600)
                                                           ---------  ---------
     Net deferred tax asset after valuation allowance..... $  80,600  $  43,000
                                                           =========  =========

In 1992, available tax planning strategies served as the only basis for determining the amount of the net deferred tax asset to be recognized. As a result, a full valuation allowance was recorded, except for the $43.0 million recognized pursuant to a tax planning strategy based upon the Company's ability to change the method of valuing inventories from LIFO to FIFO. In 1993, the Company determined that it was more likely than not that sufficient future taxable income would be generated to justify increasing the net deferred tax asset after valuation allowance as presented above. Accordingly, the Company recognized an additional deferred tax asset of $37.6 million in 1993 based upon these projections of income, which had the effect of decreasing the Company's net loss by a like amount, bringing the net deferred tax asset to $80.6 million at December 31, 1993.

Significant components of the provision for income taxes are as follows:

                                                           LIABILITY    DEFERRED
                                                            METHOD       METHOD
                                                         -------------- --------
                                                           1993    1992   1991
                                                         --------  ---- --------
                                                         (DOLLARS IN THOUSANDS)
   Current: state and foreign........................... $     89  $156   $118
   Deferred.............................................  (37,600)  --     --
                                                         --------  ----   ----
       Total tax provision (credit)..................... $(37,511) $156   $118
                                                         ========  ====   ====

The reconciliation of the income tax computed at the U.S. federal statutory tax rates to income tax expense is:

                                                                      DEFERRED
                                                  LIABILITY METHOD     METHOD
                                                 -------------------  --------
                                                   1993       1992      1991
                                                 ---------  --------  --------
                                                   (DOLLARS IN THOUSANDS)
Tax at U.S. statutory rates..................... $(103,700) $(25,300) $(64,400)
Extraordinary item..............................       --    (17,000)      --
Net operating loss carryforward for which no
 benefit was recognized.........................    51,500    35,856    35,020
Temporary deductible differences for which no
 benefit was recognized (net)...................    22,600    10,400    33,798
State and foreign income taxes, net of federal
 benefit........................................       100       100       100
Depletion.......................................       --     (2,300)   (2,000)
Dividend exclusion..............................    (1,600)   (1,600)   (2,400)
Other...........................................    (6,411)      --        --
                                                 ---------  --------  --------
    Total tax provision......................... $ (37,511) $    156  $    118
                                                 =========  ========  ========

At December 31, 1993, the Company had unused net operating loss ("NOL") carryforwards of approximately $525.3 million which expire as follows: $30.7 million in 1998, $78.1 million in 2000, $71.3 million in 2001, $108.0 million in 2006, $99.4 million in 2007 and $137.8 million in 2008. Tax benefits relating to NOL carryforwards were not recorded in 1991 in accordance with APB
11. During the first quarter of 1994, the Company recorded an unusual gain of $111 million related to the receipt of proceeds from a judgment in favor of the Company against the B&LE. The Company did not recognize any income taxes associated with the receipt of these proceeds, other than alternative minimum tax of $3.1 million, as the regular federal income tax liability was offset by the utilization of previously reserved tax assets. During the third quarter of 1994, the Company recorded an unusual gain of $59.1 million related to the decision to reopen NSPC. This gain resulted in a deferred tax charge of $10.0 million, representing the reversal of a portion of the tax benefit recorded in 1993 relating to the temporary closing of the facility. (See Note J--Unusual Items.)

To date, the Company believes that it has not undergone an ownership change for federal income tax purposes, however, there can be no assurance that the Company will not undergo such a change in the future. Future events, some of which may be beyond the Company's control, could cause an ownership change. An ownership change may substantially limit the Company's ability to offset future taxable income with its net operating loss carryforwards.

At December 31, 1993, the Company had unused alternative minimum tax credit carryforwards of approximately $3.2 million which may be applied to offset its future regular federal income tax liabilities. These tax credits may be carried forward indefinitely.

NOTE I--WEIRTON LIABILITIES

On January 11, 1984, the Company completed the sale of substantially all of the assets of its Weirton Steel Division ("Weirton") to Weirton Steel Corporation. In connection with the sale of Weirton, the Company retained certain existing and contingent liabilities (the "Weirton Liabilities") including the Weirton Benefit Liabilities, which consist of, among other things, pension benefits for the then active employees based on service prior to the sale, and pension, life and health insurance benefits for the then retired employees and certain environmental liabilities.

As part of the 1984 sale of a 50% interest in the Company to NKK, NII agreed, as between NII and the Company, to provide in advance sufficient funds for payment and discharge of, and to indemnify the

Company against, all obligations and liabilities of the Company, whether direct, indirect, absolute or contingent, incurred or retained by the Company in connection with the sale of Weirton. As part of the 1990 ownership transaction whereby NKK purchased an additional 20% ownership in the Company, the Company released NII from indemnification of $146.6 million of certain defined Weirton Benefit Liabilities. NII also reaffirmed its agreement to indemnify the Company for Weirton environmental liabilities as to which the Company is obligated to Weirton Steel Corporation. On May 4, 1993, the Company released NII from an additional $67.8 million of previously unreleased Weirton Benefit Liabilities in connection with the early redemption of 10,000 shares of Series B Preferred Stock. During January 1994, NII sold substantially all of its 3,400,000 shares of Class B Common Stock. In connection with the IPO, the Company entered into a definitive agreement (the "Agreement") with NII and NKK which amends certain terms and conditions of the Recapitalization Agreement. Pursuant to the Agreement, NII paid the Company $10 million as an unrestricted prepayment for environmental obligations which may arise after such prepayment and for which NII has previously agreed to indemnify the Company. The Company is required to repay to NII portions of $10 million to the extent the Company's expenditures for such environmental liabilities do not reach specified levels by certain dates over a twenty year period. NII retains responsibility to indemnify the Company for remaining environmental liabilities arising after such prepayment and in excess of $10 million (as reduced by any above described repayments to NII).

At December 31, 1993, the net present value of the released Weirton Benefit Liabilities, based upon a discount factor of 12.0% per annum, is $140.1 million. NII continues to indemnify the Company for the remaining unreleased Weirton Benefit Liabilities and other liabilities. Since the Company is indemnified by NII for such remaining liabilities, they are not recorded in the Company's consolidated balance sheet. Such Weirton Liabilities are comprised of
(i) the unreleased Weirton Benefit Liabilities, the amount of which, based on the Company's actuarial analysis, approximates the aggregate remaining dividend and redemption payments of $112.7 million with respect to the Series B Preferred Stock and (ii) other contingent liabilities, such as environmental liabilities, that are not currently estimable.

NOTE J--UNUSUAL ITEMS

During the nine months ended September 30, 1994, the Company recorded unusual gains aggregating $170.1 million relating to the receipt of proceeds from an antitrust lawsuit with the B&LE and the decision to reopen NSPC. (See Note O-- Temporary Idling of National Steel Pellet Company, regarding the reopening of NSPC.)

On January 24, 1994, the United States Supreme Court denied the B&LE petition to hear the appeal in the Iron Ore Antitrust Litigation, thus sustaining the judgment in favor of the Company against the B&LE. On February 11, 1994, the Company received $111.0 million, including interest, in satisfaction of this judgment, which was recorded as an unusual gain during the first quarter of 1994. Pursuant to the terms of the 1993 Settlement Agreement, approximately $11 million of the proceeds will be deposited into a VEBA Trust established to prefund the Company's retiree OPEB obligation with respect to USWA represented employees.

During 1993, the Company recorded unusual charges which totaled $111.0 million, primarily relating to the temporary idling of NSPC. (See Note O--Temporary Idling of National Steel Pellet Company.) A fourth quarter charge of $108.6 million was recorded to recognize various liabilities incurred in connection with the idling, most notably pensions and postemployment benefits. Additionally, the Company recorded a charge of $4.5 million relating to the acceptance by represented office and technical employees of a voluntary pension window offered by the Company as a part of its functional consolidation and reorganization plan.

In 1992, the Company recorded unusual charges aggregating $37.0 million relating principally to a pension window and the Company's decision to exit the coal mining business. A charge of $13.3 million was recognized relating to a 1992 pension window as part of the consolidation of certain staff functions and the relocation of its corporate office to Mishawaka, Indiana from Pittsburgh, Pennsylvania. As a result of management's decision to exit the coal mining business, an unusual charge of $24.9 million was recognized during the fourth quarter to reduce certain coal properties to net realizable value and record postemployment, environmental and other liabilities.

During 1991, the Company recorded unusual charges which totalled $110.7 million. A charge of $41.5 million was recorded for the estimated costs anticipated to be incurred in conjunction with the consolidation of certain staff functions and relocation in 1992 of the corporate headquarters to Mishawaka, Indiana from Pittsburgh, Pennsylvania. An unusual charge of $25.5 million related to the Company's decision to permanently idle its Mathies coal mine after efforts to obtain third party financing to reopen the mine after a fire were unsuccessful. Concurrently, the Company undertook an evaluation of its other coal properties and operations and recorded an unusual charge of $43.7 million to reduce certain coal properties to net realizable value and to recognize postemployment, environmental and other liabilities.

NOTE K--RELATED PARTY TRANSACTIONS

Summarized below are transactions between the Company and NKK, NII and the Company's affiliated companies accounted for under the equity method.

The Company had borrowings outstanding with an NKK affiliate totaling $343.3 million and $309.5 million as of December 31, 1993 and 1992, respectively. (See Note C--Long-Term Obligations and Related Party Indebtedness.) Natcoal, Inc., a wholly owned subsidiary of the Company, sold coal to and the Company purchased coke from a subsidiary of NKK in 1991 totaling $7.5 million and $22.5 million, respectively. There were no such coal sales or coke purchases of this type subsequent to 1991. Accounts receivable and accounts payable relating to these transactions totalled $3.2 million and $2.5 million, respectively, at September 30, 1994 and December 31, 1993 and 1992. During the first nine months of 1994, the Company purchased approximately $21 million of slabs produced by NKK, with such purchases made from trading companies in arms' length transactions. Accounts payable relating to these transactions totaled approximately $11 million at September 30, 1994.

The Company's selling, general and administrative expenses for 1992 and 1991 included charges of $2.2 million and $3.9 million, respectively, for facilities provided and direct services performed by NII for the benefit of the Company, all of which arrangements have expired or have been terminated. During January 1994, NII completed the sale of substantially all of its 3,400,000 shares of Class B Common Stock.

In both 1993 and 1992, cash dividends of $4.0 million were paid on the Series A Preferred Stock. Accrued dividends of $0.6 million were recorded as of December 31, 1993 and 1992 related to the Series A Preferred Stock. For 1993 and 1992, Series B Preferred Stock dividend payments totaling $12.0 million and $16.1 million were made through the release and payment of $10.6 million and $15.3 million of previously unreleased Weirton Benefit Liabilities and $1.4 million and $.8 million of cash to reimburse NII for an obligation previously incurred in connection with certain Weirton Liabilities, respectively. At December 31, 1993 and 1992, accrued dividends related to the Series B Preferred Stock totalled $1.2 million and $2.4 million, respectively.

The Company is contractually required to purchase its proportionate share of raw material production from certain affiliated companies. Such purchases of raw materials and services aggregated $65.9 million in 1993, $63.3 million in 1992 and $65.3 million in 1991. Additional expenses were incurred in connection with the operation of a joint venture agreement. (See Note M--Other Commitments and Contingencies.) Accounts payable at December 31, 1993 and 1992 included amounts with affiliated companies accounted for by the equity method of $29.1 million and $24.3 million, respectively.

NOTE L--ENVIRONMENTAL LIABILITIES

The Company's operations are subject to numerous laws and regulations relating to the protection of human health and the environment. Because these environmental laws and regulations are quite stringent and are generally becoming more stringent, the Company has expended, and can be expected to expend in the future, substantial amounts for compliance with these laws and regulations.

It is the Company's policy to expense or capitalize, as appropriate, environmental expenditures that relate to current operating sites. Environmental expenditures that relate to past operations and which do not contribute to future or current revenue generation are expensed. With respect to costs for environmental assessments or remediation activities, or penalties or fines that may be imposed for noncompliance with such laws and regulations, such costs are accrued when it is probable that liability for such costs will be incurred and the amount of such costs can be reasonably estimated.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state superfund statutes generally impose joint and several liability on present and former owners and operators, transporters and generators for remediation of contaminated properties regardless of fault. The Company and certain of its subsidiaries are involved as a potentially responsible party ("PRP") at a number of off-site CERCLA or state superfund site proceedings. At some of these sites, any remediation costs incurred by the Company would constitute liabilities for which NII is required to indemnify the Company ("NII Environmental Liabilities"). In addition, at some of these sites, the Company does not have sufficient information regarding the nature and extent of the contamination, the wastes contributed by other PRPs, or the required remediation activity to estimate its potential liability. With respect to those sites for which the Company has sufficient information to estimate its potential liability, the Company has recorded an aggregate liability of approximately $4 million and $2 million as of September 30, 1994 and December 31, 1993, respectively, which it anticipates paying over the next several years.

In connection with those sites involving NII Environmental Liabilities, in January, 1994, the Company received $10 million from NII as an unrestricted prepayment for such liabilities for which the Company recorded $10 million as a liability in its consolidated balance sheet. The Company is required to repay NII portions of the $10 million to the extent the Company's expenditures for such NII Environmental Liabilities do not meet specified levels by certain dates over a twenty year period. NII will continue to be obligated to indemnify the Company for all other NII Environmental Liabilities (i) arising before such prepayment or (ii) arising after such prepayment and exceeding the $10 million prepayment. (See Note I--Weirton Liabilities.)

The Company has also recorded the reclamation and other costs to restore its coal and iron ore mines at its shutdown locations to their original and natural state, as required by various federal and state mining statutes. (See Note J-- Unusual Items.)

Since the Company has been conducting steel manufacturing and related operations at numerous locations for over sixty years, the Company potentially may be required to remediate or reclaim any contamination that may be present at these sites. The Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation at such sites. Accordingly, the Company has not accrued for such potential liabilities.

As these matters progress or the Company becomes aware of additional matters, the Company may be required to accrue charges in excess of those previously accrued. However, although the outcome of any of the matters described, to the extent they exceed any applicable reserves, could have a material adverse effect on the Company's results of operations and liquidity for the applicable period, the Company has no reason to believe that such outcomes, whether considered individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

In April 1993, the United States Environmental Protection Agency published a proposed guidance document establishing minimum water quality standards and other pollution control policies and procedures for the Great Lakes System. Until such guidance document is finalized, the Company cannot estimate its potential costs for compliance, and there can be no assurances that such compliance will not have a material adverse effect on the Company's financial condition.

NOTE M--OTHER COMMITMENTS AND CONTINGENCIES

The Company has an agreement providing for the availability of raw material loading and docking facilities through 2002. Under this agreement, the Company must make advance freight payments if shipments fall below specified minimum tonnages. At December 31, 1993, the maximum amount of such payments, before giving effect to certain credits provided in the agreement, totaled approximately $18 million or $2 million per year. During the three years ended December 31, 1993, no advance freight payments were made as the Company's shipments exceeded the minimum tonnage requirements. The Company anticipates its shipments will exceed the minimum tonnage requirements in 1994.

In September 1990, the Company entered into a joint venture agreement to build a $240 million continuous galvanizing line to serve North American automakers. This joint venture, which was completed in 1994, coats steel products for the Company and an unrelated third party. The Company is a 10% equity owner of the facility, an unrelated third party is a 50% owner, and a subsidiary of NKK owns the remaining 40%. The Company has contributed $5.6 million in equity capital, which represents its total equity requirement. In addition, the Company is committed to utilize and pay a tolling fee in connection with 50% of the available line-time of the facility. The agreement extends for 20 years after the start of production, which commenced in January 1993.

In March 1992, a wholly-owned subsidiary of the Company finalized a turnkey contract for the construction and permanent financing of the Pickle Line servicing the Great Lakes Division. The total financing commitment amounts to $110 million. During 1993 the Company utilized $20 million of the proceeds from the IPO to reduce the amount of construction borrowings outstanding and the total commitment to $90 million. As of December 31, 1993 the construction period financing was being provided by the contractor and was not a liability of the Company. In January 1994, upon completion and acceptance of the Pickle Line, the permanent financing commenced with repayment occurring over a fourteen-year period. The Pickle Line is not subject to the lien securing the Company's First Mortgage Bonds, but is subject to a first mortgage in favor of the lender.

In May 1992, the Company signed an agreement to enter into a joint venture with an unrelated third party. The joint venture, Double G Coating Company, L.P. ("Double G"), of which the Company owns 50%, constructed a $90 million steel coating facility near Jackson, Mississippi to produce galvanized and Galvalume(R) steel sheet for the metal buildings market. Approximately 20% of the total cost is financed equally through partners' capital contributions with the remaining 80% financed by a group of third party lenders. The Company has committed to invest capital contributions of approximately $9 million of which $7.6 million had been contributed through December 31, 1993. The balance of approximately $1.4 million was paid during the first half of 1994. In addition, the Company is committed to utilize and pay a tolling fee in connection with 50% of the available line time at the facility. This facility commenced production in May 1994.

In August 1992, Double G entered into a loan agreement with a consortium of lenders that provides up to $75 million in construction-period financing which converts to a 10 year loan upon completion and acceptance of the facility by Double G. Repayment of the permanent loan is scheduled to commence 18 months after completion and acceptance of the facility and will be amortized over 10 years. Double G will provide a first mortgage on its property, plant and equipment and the Company has separately guaranteed 50% of the debt. At December 31, 1993, outstanding borrowings on the construction loan were $60.4 million, of which $30.2 million is separately guaranteed by the Company.

The Company has agreements to purchase approximately 1.4 million gross tons of iron ore pellets per year through 1999 from an affiliated company, and 5.4 million gross tons in 1994 from various non-affiliated companies. In 1994, purchases under such agreements will approximate $50 million and $145 million, respectively. Additionally, the Company has agreed to purchase its proportionate share of the limestone production of an affiliated company, which will approximate $2 million per year.

The Company is guarantor of specific obligations of ProCoil Corporation, an affiliated company, approximating $10.8 million and $9.5 million at December 31, 1993 and 1992, respectively.

NOTE N--EXTRAORDINARY ITEM

The Rockefeller Amendment, which became effective February 1, 1993, is designed to provide funding for the United Mine Workers of America ("UMWA") retiree medical and life insurance benefits programs by transferring funds from other sources and imposing a liability on all signatories to certain UMWA collective bargaining agreements for current fund deficits and present and future benefit costs for qualifying UMWA retirees. The Company has subsidiaries that are signatories of the 1988 UMWA Wage Agreement and thus falls within the Rockefeller Amendment's provisions. The Rockefeller Amendment also extends, jointly and severally, the liability for the cost of retiree medical and life insurance benefits to any members of the signatory operator's control group, which would include the Company.

During 1992, the Company recorded a charge of $50 million, representing management's best estimate of its liability for UMWA beneficiaries. Based upon preliminary assignments from the Secretary of Health and Human Services received during 1993, the Company believes this reserve is adequate. However, the amount is subject to future adjustment when additional information relating to beneficiaries becomes available.

NOTE O--TEMPORARY IDLING OF NATIONAL STEEL PELLET COMPANY

NSPC was temporarily idled in October 1993, following a strike by the USWA on August 1, 1993, and the subsequent decision to satisfy the Company's iron ore pellet requirements from external sources. At December 31, 1993, it was the previous management's intention to externally satisfy its iron ore pellet requirements for a period in excess of two years, which would have caused NSPC to remain idle for that period. The Company determined that in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," a contingent liability of $108.6 million related to the idle period had been incurred which was recorded as an unusual charge during the fourth quarter of 1993. This charge was primarily comprised of employee benefits such as pensions and OPEBs, which totaled $68.6 million, along with $40.0 million of expenses relating to the idling of the facility.

Effective June 1, 1994, the Company's Board of Directors appointed a new Chief Operating Officer and President, a new Chief Financial Officer and Senior Vice President and a new Vice President--Human Resources. Earlier in the year, new USWA presidents were elected at both the international and local levels. In an effort to reduce delivered iron ore pellet costs and improve pellet mix, as well as to strengthen the cooperative partnership approach to labor relations, management considered the feasibility of reopening the NSPC facility. They determined that if a total reduction of $4 per gross ton in delivered pellet costs from pre-strike costs could be achieved, NSPC could be reopened on a cost effective basis. After a series of negotiations, a labor agreement (the "NSPC Labor Agreement") was reached between the USWA and NSPC. The NSPC Labor Agreement led to negotiations with other stakeholders such as public utilities, transportation companies, property owners and suppliers and resulted in the achievement of the requisite $4 per gross ton reduction in delivered pellet costs and the reopening of the facility in August 1994.

The reopening of NSPC eliminated the need to maintain the entire $108.6 million reserve recorded during 1993 related to the temporary idling of the facility. Additionally, as 149 employees had accepted a one month pension window offered by NSPC during the third quarter of 1994, the Company was able to finalize the accounting for the charges relating to pensions and OPEBs. Accordingly, approximately $59.1 million of the 1993 unusual charge, consisting of $39.1 million related to pensions and OPEBs and $20.0 million of accrued idle expenses, was reversed during the third quarter of 1994. The reversal totaled $49.0 million net of the applicable income tax effect. Additionally, startup expenses totaling $4.4 million and certain expenses related to the NSPC labor agreement totaling $2.1 million were charged to cost of products sold during the third quarter of 1994.

At December 31, 1993, the USWA had filed 19 unfair labor practice charges with the National Labor Relations Board (the "NLRB") regarding the NSPC dispute. All NLRB charges have subsequently been dropped.

NOTE P--LONG TERM INCENTIVE PLAN

The Long Term Incentive Plan was established in 1993 in connection with the IPO and has authorized the grant of options for up to 750,000 shares of Class B Common Stock to certain executive officers, non-employee directors and other employees of the Company. The exercise price of the options equals the fair market value of the Common Stock on the date of grant. All options granted have ten year terms and generally vest and become fully exercisable at the end of three years of continued employment. However, in the event that termination is by reason of retirement, permanent disability or death, the option must be exercised in whole or in part within 24 months of such occurrences.

The Company currently follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted in 1993 or during the first nine months of 1994.

A reconciliation of the Company's stock option activity, and related information, from January 1, 1993 through September 30, 1994 follows:

                                                                       EXERCISE
                                                                         PRICE
                                                              NUMBER   (WEIGHTED
                                                            OF OPTIONS AVERAGE)
                                                            ---------- ---------
   Balance outstanding at January 1, 1993..................       --       --
   Granted.................................................   755,000   $13.99
   Exercised...............................................       --
   Forfeited...............................................  (170,832)
                                                             --------
   Balance outstanding at December 31, 1993................   584,168   $13.99
                                                             --------
   Granted.................................................   303,500   $14.00
   Exercised...............................................   (15,056)   14.00
   Forfeited...............................................  (155,139)
                                                             --------
   Balance outstanding at September 30, 1994...............   717,473   $14.00
                                                             ========
   Exercisable at December 31, 1993........................     5,418
                                                             ========
   Exercisable at September 30, 1994.......................   213,973
                                                             ========

Outstanding stock options did not enter into the determination of EPS in 1993 or during the first nine months of 1994 as their dilutive effect was less than 3%.

NOTE Q--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Following are the unaudited quarterly results of operations for the years 1993 and 1992. The quarters ended March 31, 1993 and 1992 have each been restated to reflect adoption of SFAS 112 and SFAS 109, respectively, retroactive to the beginning of each of those years. The remaining quarters of 1993 and 1992 were not impacted by the changes. Reference should be made to Note J--Unusual Items concerning adjustments affecting the fourth quarters of 1993 and 1992.

                                                      1993
                                              THREE MONTHS ENDED,
                                  ---------------------------------------------
                                  (RESTATED)
                                   MARCH 31  JUNE 30   SEPTEMBER 30 DECEMBER 31
                                  ---------- --------  ------------ -----------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                    AMOUNTS)
   Net sales....................   $587,398  $622,684    $623,272   $  585,446
   Gross profit (loss)..........     (3,737)   19,389      15,055       (3,379)
   Unusual charges..............        --        --       (3,294)    (107,672)
   Loss before cumulative effect
    of accounting change........    (53,665)  (17,463)    (32,479)    (138,801)
   Cumulative effect of account-
    ing change..................    (16,453)      --          --           --
   Net loss.....................    (70,118)  (17,463)    (32,479)    (138,801)
   Per share earnings applicable
    to Common Stock:
     Loss before cumulative ef-
      fect of accounting change.     $(2.19)    $(.58)      $(.97)      $(3.89)
     Net loss...................     $(2.81)    $(.58)      $(.97)      $(3.89)
                                                      1992
                                              THREE MONTHS ENDED,
                                  ---------------------------------------------
                                  (RESTATED)
                                   MARCH 31  JUNE 30   SEPTEMBER 30 DECEMBER 31
                                  ---------- --------  ------------ -----------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                    AMOUNTS)
   Net sales....................   $564,076  $621,287    $615,205     $572,749
   Gross profit.................     29,849    52,342      44,103       25,400
   Unusual charges..............        --     (2,800)     (9,000)     (25,184)
   Income (loss) before extraor-
    dinary item and cumulative
    effect of accounting change.    (19,070)    4,493     (11,121)     (48,985)
   Extraordinary item...........        --        --          --       (50,000)
   Cumulative effect of account-
    ing change..................     76,251       --          --           --
   Net income (loss)............     57,181     4,493     (11,121)     (98,985)
   Per share earnings applicable
    to Common Stock:
     Net income (loss) before
      extraordinary item and cu-
      mulative effect of ac-
      counting change...........     $ (.92)     $.01       $(.61)      $(2.09)
     Net income (loss)..........      $2.07      $.01       $(.61)      $(4.05)

NOTE R--SUBSEQUENT EVENTS

On October 12, 1994, the Company filed a Registration Statement on Form S-3 relating to a primary offering (the "Offering") of up to 6.9 million shares of its Class B Common Stock, including 900,000 shares to cover the Underwriters' over-allotment option. After completion of the Offering, NKK will hold approximately 68.6% of the combined voting power of the Company's outstanding common stock, assuming the Underwriters' over-allotment option is not exercised.

                                      LOGO

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee.

       SEC registration fee......................................... $   46,248
       NASD filing fee..............................................     13,912
       NYSE listing fee.............................................     24,500
      *Blue Sky fees and expenses...................................     15,000
      *Printing expenses............................................    235,000
      *Legal fees and expenses......................................    200,000
      *Accounting fees and expenses.................................     75,000
      *Transfer agent and registrar fees............................      1,500
      *Miscellaneous................................................    388,840
                                                                     ----------
          Total..................................................... $1,000,000
                                                                     ==========

- --------

*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The form of Underwriting Agreement, filed as Exhibit 1.1 hereto, contains certain provisions relating to indemnification.

Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The By-laws of the Company provide that the Company shall indemnify its directors and such of its officers, employees and agents as the Board of Directors may determine from time to time, to the fullest extent permitted by the DGCL.

Section 102 of the DGCL and Article Tenth of the Company's Restated Certificate of Incorporation permit the Company to limit a director's liability to the Company or its stockholders for monetary damages for breaches of fiduciary duty except with respect to liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

The DGCL authorizes the purchase of indemnification insurance by the Company. The Company currently maintains a policy insuring, subject to certain exceptions, its directors and officers against liabilities which may be incurred by such persons acting in such capacities.

In addition, the Board of Directors of the Company has entered into indemnification agreements with the directors and certain officers of the Company. Rights of directors and officers under such indemnification agreements are not exclusive of other rights they may have under the Company's Restated Certificate of Incorporation, the Company's By-laws or Delaware law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS

 EXHIBIT
  NUMBER                            EXHIBIT DESCRIPTION
 -------                            -------------------
     1.1 Form of Underwriting Agreement.
     2.1 Asset Purchase Agreement between Weirton Steel Corporation and the
         Company, dated as of April 29, 1983, together with collateral agreements incident to such Assets Purchase Agreement, filed as Exhibit 2 to the report of National Intergroup, Inc. on Form 8-K dated January 10, 1984, is incorporated herein by reference.
     2.2 Stock Purchase Agreement by and among NKK Corporation, National
         Intergroup, Inc. and the Company, dated August 22, 1984, together with certain collateral agreements incident to such Stock Purchase Agreement and certain schedules to such agreements are incorporated by reference to
         Exhibit (2) (sequential pages 5 to and including 248 to National
         Intergroup, Inc.'s Form 8-K dated August 31, 1984, Commission File No. 1-
         8549). Other schedules to such agreements identified therein have been omitted, but any of such schedules will be furnished supplementally to the
         Commission upon request.
     2.3 Stock Purchase and Recapitalization Agreement by and among National
         Intergroup, Inc., NII Capital Corporation, NKK Corporation, NKK U.S.A.
         Corporation and the Company dated as of June 26, 1990, filed as Exhibit 2 to the current report of the Company on Form 8-K dated July 10, 1990, is incorporated herein by reference.
     2.4 Amendment to Stock Purchase and Recapitalization Agreement by and among
         National Intergroup, Inc., NII Capital Corporation, NKK Corporation, NKK
         U.S.A. Corporation and the Company, dated July 31, 1991, filed as Exhibit
         2-F to the annual report of the Company on Form 10-K, for the year ended
         December 31, 1991, is incorporated herein by reference.
     4.1 Specimen of Class B Common Stock Certificate, filed as Exhibit 4.1 to the
         Company's Registration Statement on Form S-1, dated February 5, 1993, is incorporated herein by reference.
     4.2 NSC Stock Transfer Agreement between National Intergroup, Inc., the
         Company, NKK Corporation and NII Capital Corporation, filed as Exhibit 4-M to the quarterly report of the Company on Form 10-Q for the quarter ended
         June 30, 1986, is incorporated herein by reference.
     4.3 Form of Certificate of Designation of Series A Preferred Stock, filed as
         Exhibit 4.3 to the Company's Registration Statement on Form S-1, dated
         February 5, 1993, is incorporated herein by reference.
     4.4 Form of Certificate of Designation of Series B Preferred Stock, filed as
         Exhibit 4.4 to the Company's Registration Statement on Form S-1, dated
         February 5, 1993, is incorporated herein by reference.
     5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom regarding the legality of the securities being registered.
    23.1 Consent of Ernst & Young LLP.
    23.2 Consent of Skadden, Arps, Slate, Meagher & Flom (included in their opinion filed as Exhibit 5.1).
    24.1 Powers of Attorney by directors and officers of the Company (included on page II-5 of this Registration Statement).

ITEM 17. UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MISHAWAKA, STATE OF INDIANA ON NOVEMBER 17, 1994.

                                          National Steel Corporation

                                                             *
                                             By: ______________________________
                                                        V. John Goodwin
                                                 President and Chief Operating
                                                            Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON NOVEMBER 17, 1994.

                    SIGNATURE                                TITLE
                    ---------                                -----
                        *
 ----------------------------------------------
                 Osamu Sawaragi                  Director and Chairman
                        *
 ----------------------------------------------
                 V. John Goodwin                 Director, President and Chief
                                                  Operating Officer
                        *
 ----------------------------------------------
                Keisuke Murakami                 Director and Vice President--
                                                  Administration
                        *
 ----------------------------------------------
                Hiroshi Matsumoto                Director, Vice President and
                                                  Assistant to the President
                        *
 ----------------------------------------------
              Edwin V. Clarke, Jr.               Director

 ----------------------------------------------
                 Ronald H. Doerr                 Director
                        *
 ----------------------------------------------
                 Masayuki Hanmyo                 Director
                        *
 ----------------------------------------------
                Kenichiro Sekino                 Director
                        *
 ----------------------------------------------
                Robert J. Slater                 Director
             /s/ Robert M. Greer
 ----------------------------------------------
                 Robert M. Greer                 Senior Vice President and
                                                  Chief Financial Officer
               /s/ Carl M. Apel
 ----------------------------------------------
                  Carl M. Apel                   Corporate Controller,
                                                  Accounting and Assistant
                                                  Secretary

      /s/ Robert M. Greer

*By_________________________________

         Attorney-in-fact

                               EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                     DOCUMENT DESCRIPTION                       NUMBER
 -------                    --------------------                     ----------
    1.1  Form of Underwriting Agreement.
    5.1  Opinion of Skadden, Arps, Slate, Meagher & Flom regarding the legality of the securities being registered.
   23.1  Consent of Ernst & Young LLP.
   23.2  Consent of Skadden, Arps, Slate, Meagher & Flom (included in their opinion filed as Exhibit 5.1).
  *24.1  Powers of Attorney by directors and officers of the
         Company (included on page
         II-5 of this Registration Statement).

- --------

*  Previously filed.